Feasibility NI 43-101 Technical
Report for the El Morro
Copper-Gold Project, Region
III, Chile

Prepared for

Metallica Resources, Inc.

May 9, 2008

70563

Feasibility NI 43-101
Technical Report for the
El Morro Copper-Gold Project
Region III, Chile

Prepared for

Metallica Resources, Inc.

May 9, 2008
70563

Prepared by

Pincock, Allen & Holt

Richard J. Lambert, P.E.
Barton G. Stone, P.G.

CONTENTS			Page

1.0	EXECUTIVE SUMMARY		1.1

	1.1	Overview	1.1
	1.2	Geology and Mineralization	1.1
		1.2.1 Deposit Type	1.1
		1.2.2 Eocene-Early Oligocene Intrusives	1.2
	1.3	Exploration and Mining History	1.2
	1.4	Drilling and Sampling	1.3
		1.4.1 Sampling Method and Approach	1.3
	1.5	Metallurgical Testing and Mineral Processing	1.4
	1.6	Mineral Resource Estimate	1.4
	1.7	Mining	1.7
	1.8	Financial Model	1.8
	1.9	Interpretation and Conclusions	1.8
		1.9.1 Adequacy of Procedures	1.8
		1.9.2 Adequacy of Data	1.8
		1.9.3 Adequacy of Feasibility Study	1.8
		1.9.4 Compliance with Canadian NI 43-101 Standards	1.9
		1.9.5 Recommendations	1.9

2.0	INTRODUCTION AND TERMS OF REFERENCE		2.1

	2.1	Qualified Persons and Participating Personnel	2.1
	2.2	Terms and Definitions	2.1
	2.3	Units	2.1
	2.4	Source Document	2.2

3.0	RELIANCE ON OTHER EXPERTS		3.1

4.0	PROPERTY DESCRIPTION AND LOCATION		4.1

	4.1	Location	4.1
	4.2	Environmental Reports and Liabilities	4.1
	4.3	Ownership	4.9

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, AND
	INFRASTRUCTURE		5.1

6.0	HISTORY		.1

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CONTENTS (Continued)			Page

7.0	GEOLOGICAL SETTING		7.1

	7.1	Regional Geology	7.1
		7.1.1 Tectonic Significance of the Carboniferous-Triassic Magmatism	7.4
		7.1.2 Late Triassic, Rift-Related Mafic Volcanism: La Totora Formation	7.4
		7.1.3 The Mesozoic Cover	7.4
		7.1.4 Paleocene - Early Eocene Explosive Volcanism: Los Altares Volcanic Sequence	7.5
		7.1.5 Eocene – Early Oligocene: Magmatism and Mineralization During the "Incaic" Tectonic Event	7.6
		7.1.6 Eocene – Early Oligocene (?) Volcano-Sedimentary Sequences	7.6
		7.1.7 Eocene – Early Oligocene Intrusives	7.7
		7.1.8 Oligocene – Early Miocene Sediments, Ignimbrites and Intrusives	7.9
		7.1.9 The Miocene Cantaritos Gravels: Syntectonic Deposits Linked to the Uplift of the Cerros de Cantaritos Block	7.10
		7.1.10 Structural Geology and Tectonic Evolution	7.10
	7.2	Property Geology	7.11
		7.2.1 Lithology	7.11

8.0	DEPOSIT TYPE		8.1

9.0	MINERALIZATION		9.1

10.0	EXPLORATION		10.1

11.0	DRILLING		11.1

	11.1	Summary	11.1
	11.2	Drill Hole Spacing	11.1
	11.3	Drill Hole Locations	11.4
	11.4	Down Hole Surveys	11.5
	11.5	Drilling Methods	11.5
	11.6	Other Exploration	11.6

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CONTENTS (Continued)			Page

12.0	SAMPLING METHOD AND APPROACH		12.1

	12.1	Diamond Drill Core Samples	12.1
	12.2	Diamond Drill Core Density Samples	12.1
	12.3	Diamond Drill Core Sample Recovery	12.2

13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY		13.1

	13.1	Sampling and Logging Protocols	13.1
	13.2	Quality Control	13.1

14.0	DATA VERIFICATION		14.1

	14.1	Quality Assurance/Quality Control Assays 2001 - 2007	14.1

15.0	ADJACENT PROPERTIES		15.1

16.0	METALLURGY AND MINERAL PROCESSING		16.1

	16.1	Metallurgical Testwork	16.1
		16.1.1 Metallurgical Samples	16.3
		16.1.2 Grindability Testing	16.3
		16.1.3 Flotation Testing	16.4
	16.2	Plant Design	16.13
		16.2.1 Primary Crushing and Grinding	16.13
		16.2.2 Flotation	16.13
		16.2.3 Concentrate Thickening and Filtration	16.18
		16.2.4 Tailings Handling	16.18
		16.2.5 Fresh Water Supply	16.18

17.0	MINERAL RESOURCE AND RESERVE ESTIMATION		17.1

	17.1	Coordinate System, Surveying and Topography	17.1
	17.2	Sample Database and 3D Geological Models	17.1
	17.3	Statistical Analysis and Variography	17.2
		17.3.1 General Statistical Analysis and Estimation Domain Definition	17.2
		17.3.2 Compositing	17.4

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CONTENTS (Continued)			Page

		17.3.3 Variography: Correlogram Analysis	17.5
	17.4	Resource Model Setup, Grade Estimation and Validation	17.8
		17.4.1 Block Model Definition	17.8
		17.4.2 Resource Block Model Setup	17.8
		17.4.3 Block Model Interpretation	17.9
		17.4.4 Control of High Grade Samples	17.9
		17.4.5 Density	17.11
		17.4.6 Block Model Validation	17.12
		17.4.7 Resource Classification	17.17
		17.4.8 Resource Statement	17.20
	17.5	Reserve Categorization	17.21
	17.6	Summary and Conclusions	17.21
		17.6.1 Adequacy of Procedures	17.21
		17.6.2 Adequacy of Data	17.21
		17.6.3 Compliance with Canadian NI 43-101 Standards	17.22
		17.6.4 Exploration Potential	17.22

18.0	OTHER RELEVANT DATA AND INFORMATION		18.1

19.0	INTERPRETATIONS AND CONCLUSIONS		19.1

	19.1	Adequacy of Procedures	19.1
	19.2	Adequacy of Data	19.1
	19.3	Adequacy of Feasibility Study	19.1
	19.4	Compliance with Canadian NI 43-101 Standards	19.1

20.0	RECOMMENDATIONS		20.1

21.0	REFERENCES		21.1

22.0	ILLUSTRATIONS		22.1

23.0	ADDITIONAL REQUIREMENTS FOR DEVELOPING OR PRODUCING PROPERTIES		23.1

	23.1	Mining	23.1
	23.2	Capital and Operating Costs	23.2
	23.3	Markets	23.8

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CONTENTS (Continued)			Page

	23.4	Environmental Considerations	23.8
	23.5	Taxes	23.9
		23.5.1 Income Tax	23.9
		23.5.2 Value Added Tax (VAT)	23.9
	23.6	Project Evaluation	23.9
		23.6.1 Sensitivity Analysis	23.10
		23.6.2 Assumptions	23.13

24.0	CERTIFICATE OF QUALIFIED PERSON		24.1

TABLES

1-1	Mineral Resource Estimate	1.6
1-2	Reserve Estimate (Mar 2008)	1.7

4-1	Required Environmental Permits Applicable to the El Morro Project	4.4

11-1	Drill Hole summary by Xstrata and Predecessor Companies	11.2
11-2	DDH Drill Holes Used in Resource Model	11.4

12-1	Specific Gravity (SG) Results	12.2

16-1	Ore Processing Ore Types and Grades	16.1
16-2	Summary of Average Grinding Parameter Test Results	16.4
16-3	Selected Rougher Flotation Test Results Comparing Alumbrera and Collahuasi Reagent Systems	16.5
16-4	Rougher Flotation Copper Recovery versus Primary Grind Size	16.5
16-5	Impact of Seawater on Copper and Gold Rougher Metallurgy	16.6
16-6	Cleaner Flotation Copper Recoveries and Grades	16.7
16-7	Ore Type Contribution to Test Composite	16.7
16-8	Flotation Recoveries and Grades on Composite of El Morro Ore Types	16.8
16-9	Locked Cycle Flotation Recoveries and Grades on Composite of El Morro Ore Types	16.9
16-10	Flotation Modeling of Copper Metallurgy	16.12
16-11	Details of Testing Errors	16.12
16-12	Major Process Equipment List	16.16
16-13	Principal Process Design Criteria	16.17

17-1	Geological Codes used in Drill Hole Databases	17.2
17-2	Estimation Domains for Copper based on Lithology and Mineralization	17.3
17-3	Estimation Domains for Gold based on Lithology and Mineralization	17.3
17-4	Descriptive Statistics for Copper Grade	17.4
17-5	Kriging Plan for Copper by Estimation Domain	17.6
17-6	Kriging Plan for Gold by Estimation Domain	17.7
17-7	Block Model Geometry	17.8

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CONTENTS (Continued)		Page

17-8	Specific Gravity (SG) as Applied to Derive Tonnages	17.11
17-9	Mineral Resource Estimate	17.20
17-10	Reserve Estimate (Mar 2008)	17.21

23-1	Pit Optimization Economic Parameters	23.2
23-2	Average Operating Costs	23.6
23-3	Expenses Summary by Cost Account	23.6
23-4	Base Case Key Economic Assumptions and Results	23.7
23-5	Base Case Income Statement	23.11
23-6	Base Case Cash Flow Statement	23.12
23-7	Economic Evaluation – Base Case and Price Sensitivity	23.13

FIGURES

4-1	La Fortuna Location Map and Scope of the El Morro Project	4.2
4-2	Elevation View of Proposed El Morro Pit	4.3
4-3	El Morro Land and Mining Concessions Map	4.10

7-1	Regional Geology of the El Morro District	7.2
7-2	Regional Stratigraphic Column of the El Morro Area	7.12
7-3	La Fortuna Porphyry System	7.13
7-4	La Fortuna Area Cross Section S-2295	7.14
7-5	La Fortuna Area Cross Section S-2465	7.15
7-6	La Fortuna Area Cross Section S-2555	7.16

8-1	Impact of Intrusive Dikes (Waste) on Grade in Diamond Hole DDHF-141	8.2
8-2	Scatter Plot Correlation of Cu vs Au Samples	8.3

11-1	Drill Hole Location Map	11.3

15-1	Adjacent Mining Projects	15.2

16-1	Pilot Plant SAG Milling Flotation Testing Flowsheet	16.10
16-2	Pilot Plant Ball Milling Flotation Testing Flowheet	16.11
16-3	Process Flowsheet	16.14
16-4	Proposed Flotation Processing Flowsheet	16.15

17-1	Box Plot by Estimation Domain	17.10
17-2	Copper Grades in Cross Section with Drill Holes	17.13
17-3	Copper Mean Grade Comparison	17.14
17-4	Gold Mean Grade Comparison	17.15
17-5	Grade Tonnage Curve for Copper Estimation Domain 6	17.16
17-6	Resource Classification: The Measured, Indicated and Inferred Resource Blocks with Drill Hole Data	17.19

23-1	Geotechnical Pit Design Sectors	23.3
23-2	Ultimate Pit and Mine Layout	23.4
23-3	Final Pit Design	23.5

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70563 May 9, 2008

1.0

EXECUTIVE SUMMARY

1.1

Overview

Pincock, Allen and Holt (PAH) has been retained by Metallica Resources Inc. (Metallica) to provide a Canadian National Instrument 43-101 (NI 43-101) Technical Report, for the El Morro Copper-Gold Project located in north-central Chile, Region III, approximately 80 kilometers east of the city of Vallenar. This Technical Report has been prepared in accordance with NI 43-101 requirements and will be suitable to serve as a Technical Report for Canadian exchange requirements.

The El Morro copper-gold project is owned under a joint venture agreement between Metallica and Xstrata plc.'s subsidiary Falconbridge Chile Limitada. Xstrata owns 70 percent of the project and is the current operator. Metallica owns the remaining 30 percent.

The El Morro property encompasses three separate centers of porphyry style copper-gold mineralization which are referred to as the La Fortuna, El Morro, and El Negro areas. Since Metallica first acquired the property in 1996, mineral resources have been defined in the La Fortuna and El Morro areas. Drilling at El Negro has not yielded a definable mineral resource. The La Fortuna deposit is the larger of the two known resources and has therefore been the primary focus of exploration on the project. Additional copper-gold resources within the project property holdings occur at the namesake El Morro area, the site of the original copper-gold discovery on the project by Metallica in 1999.

The mining legal easement rights required to develop El Morro are now secured for thirty (30) years. Through December 31, 2007 and current to date, all titles to the mining properties of El Morro Project are in good standing and duly protected with the payment of the corresponding mining patents defined under Chilean law. A second layer of mining rights has been established over existing rights to enhance protection and the corresponding area is being monitored on a permanent basis to prevent any conflicts with third party interests.

1.2

Geology and Mineralization

1.2.1

Deposit Type

The La Fortuna deposit is a typical copper-gold porphyry system consisting of multiple phases of similar composition intrusives, concentrated within a near vertical ovate cylinder of alteration and mineralization. The porphyritic copper-bearing igneous rocks are intrusive into host volcanic and sedimentary rocks which have also been altered and mineralized with copper but to a much lesser degree, and the mineralization falls off dramatically with distance from the host intrusives. Most porphyry systems, La Fortuna included, consist of variable intensities of quartz veinlet swarms, breccia zones and rarely large vein zones. PAH noted that no large veins wider than 20 centimeters were observed in the core examined; the bulk of mineralization was associated with intense vein stockworks of narrow veinlets.

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1.2.2

Eocene-Early Oligocene Intrusives

Three "belts" of eastward younging (?) Eocene-Oligocene intrusives occur in the El Morro District. The Western Group crops out along the western border of the El Morro District as very irregular medium-sized plutons that intrude Triassic and Cretaceous strata. Further to the east the Central Late Eocene Group encompasses a cluster of variably altered porphyritic stocks, dykes and sills associated with the altered/mineralized zones of El Negro, La Fortuna, Cantaritos and El Morro; those to the east of Quebrada Larga and Quebrada Piuquenes, near the center of the El Morro District, are partially covered by Miocene rocks (Cantaritos gravels). The Eastern Group includes a string of larger and essentially unaltered shallow level dacitic sub volcanic bodies which intrude Cretaceous and Eocene strata.

1.3

Exploration and Mining History

Small scale mining activity was known in 1931 when a report mentioned the abandoned Piuquenes (now El Morro), La Fortuna, Potrerillo and Cantarito copper and gold vein mines belonging then to the Griffin Garat family. In 1964, the Cayo Ardiles family claimed at La Fortuna the Santa Julia rights, and in 1984 Messrs. Rene Martin and Osvaldo Frias claimed the Cantarito (95 ha) and Tronquito (65-ha) properties peripheral to the Santa Julia rights. In 1987-1988, Mr. Leonel Polgatti and Compania Minera del Pacifico (CMP) conducted geological and geochemical exploration for precious metal epithermal deposits at Piuquenes (El Morro) and La Fortuna.

Metallica Resources, Inc. was attracted by the high grade Cantarito epithermal gold structures and in 1997 optioned the area from BHP, claimed adjacent exploration ground at El Morro (formerly the Piuquenes prospect) and in 1998 signed a purchase option agreement with Sociedad Legal Minera Tronquito and Sociedad Legal Minera Cantarito (Rene Martin-Osvaldo Frias), consolidating its control over a total area of 3,354 hectares. Metallica conducted general reconnaissance, geochemical and geophysical studies during 1997 and 1998, and in 1999 drilled El Morro where porphyry-type copper-gold±molybdenum mineralization was encountered: the best reverse circulation hole RDM-2 was twinned with diamond drill hole DDHM-1, where the intercept was 170 meters at 0.83 percent copper, 0.26 g/t gold and 0.014 percent molybdenum. Several unsuccessful attempts were made to negotiate the acquisition of the small Santa Julia property which covered the area of the old mines. As a result of the successful 1999 drilling campaign, Metallica expanded its holdings on El Morro ground with additional exploration claims, its holdings eventually totaling 14,300 hectares. During this two year period from 1997 to 1999, Metallica drilled 3,213 meters of reverse circulation in 17 holes divided between the four areas of El Morro (seven holes), La Fortuna (four holes), Cantarito (four holes) and El Negro (two holes). Additionally one core hole was drilled at El Morro to a depth of 500 meters.

Beginning in 2000, Metallica's joint venture partner Noranda (now Xstrata) drilled five core holes at La Fortuna which confirmed the copper-gold porphyry potential of this area. Since then (2000 to present) the focus of the project has been the exploration in the district and resource delineation at La Fortuna. During the period 2000 to 2006, 14 holes were drilled at El Morro: 146 holes (including 58,461m in 141 diamond holes) at La Fortuna; 26 holes at El Negro, and two holes at Cerro Colorado.

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Exploration in 2007 focused on infill drilling of 14 new drill holes to increase the knowledge and volume of measured resources within the first five years of the mine and also to improve the quality of the reserves within the pit design.

1.4

Drilling and Sampling

Xstrata and predecessor companies have completed 98,575 meters of drilling in 273 drill holes on the El Morro property as of the end of December 2007. The total includes reverse circulation (RC) holes which were completed prior to 2005 and the interpretation of the geologic data was incorporated into the current resource estimate; however, the assay data from the RC holes have not been used in the estimation of metal grades for the La Fortuna mineral resource.

The definition and delineation drilling on the La Fortuna deposit centers on the La Fortuna porphyry stock; a north-northeast oriented ovate intrusive body measuring approximately 800 meters long by 600 meters wide and extending to at least one kilometer in vertical depth. The central portion of the deposit has been delineated at a nominal drill grid spacing of 55 by 55 meters with most of the holes inclined -65º to -70º either to the southwest or northeast (azimuth 30º or 210º) with several holes drilled orthogonally to the drill grid. Within the volume represented by the current resource block model, drill hole depths average 412 meters and range from a minimum of 84 meters to a maximum of 970 meters testing a vertical profile that extends between 4,100 to 3,200 meters elevation.

The area covered by the 55 by 55 meter grid covers the central sulfide dominated portion of the deposit and approximates the portion of the deposit that has been classified as a "Measured" mineral resource and extends through a volume of approximately 450 meters east-west by 650 meters north-south by 450 meters deep. Surrounding this area is a 200 meter ring of wider spaced drilling at a nominal 100 to 150 meter spacing with drill hole orientations similar to those in the smaller grid previously described above. This area approximates the portion of the deposit classified as an "Indicated" mineral resource. An outer pattern of more widely and irregularly spaced holes surrounds the central "Measured and Indicated" portion of the drill pattern and corresponds to that portion of the deposit that has been classified as an "Inferred" mineral resource.

1.4.1

Sampling Method and Approach

During the site visit to La Fortuna, PAH observed standard industry practices in the sampling and splitting of diamond drill core. The technicians followed specific sampling protocols and with Xstrata's supervision appeared to be well managed. Additional details regarding the development of the sampling methodology and quality assurance and control protocols are described in previous 43-101 Technical Reports and earlier Technical Reports with which PAH was provided. The core was split and half preserved for reference in Xstrata off site storage facilities. Only core samples and their assays have been used for the interpolation of metal grades in the current resource estimation.

Tonnage factors for resource estimation were derived by calculating an average bulk density based on drill core density data for each lithology and mineral zone combinations and then applied as a global average to the block model lithology code. Recent development of a decline tunnel into the core area of the upper portion of the mineralization has allowed the collection of larger bulk samples for both metallurgical and density testing.

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70563 May 9, 2008

Drill core recovery measurements are collected on each hole as it is being drilled and has been done for all diamond drilling. Recovery data were recorded as driller's length and recovered length, with both measurements recorded against driller's depth. Core recovery averaged better than 80 percent for 95 percent of the core intervals. With few exceptions, the zones with low recovery are associated with the first 20 to 30 meters below the surface within the leached-weathered portion of the deposit occurring above and separate from the zone of sulfide mineralization that defines the current mineral resource.

1.5

Metallurgical Testing and Mineral Processing

The El Morro Project has identified six distinct ore types, including High Gold Hypogene (HGH), Low Gold Hypogene (LGH), Biotite Poryphyry (BPB), Strongly Enriched Supergene (SES), Weakly Enriched Supergene (WES), and External Supergene (Tuff). Copper has been found to occur primarily as chalcopyrite and chalcocite, and gold occurs primarily as free gold that is readily recovered in the copper flotation concentrates. Chalcocite predominates in the Supergene Zone and chalcopyrite is the dominant ore mineral in Hypogene Zone.

The metallurgical sampling protocols developed and adhered to during both the Prefeasibility and Final Feasibility metallurgical development program are thoroughly discussed in the SGS Lakefield report, "Flotation Testwork on samples From El Morro Deposit," as well as in the Fluor Final Feasibility Study Report. It is PAH's observation that the metallurgical sampling protocols developed for the El Morro project were thorough and well designed.

1.6

Mineral Resource Estimate

The mineral resource section of this report is largely based on the "El Morro Project, Chile, Feasibility Study, Final Report" dated March 31, 2008 by Fluor Chile S.A. In addition, PAH has reviewed a resource report written by Mr. Raul R. Roco, CP, a qualified person (MAusIMM - 220431): "El Morro: La Fortuna Deposit – Mineral Resource Evaluation Report" dated October 2006, and a resource audit report prepared by AMEC Peru S.A., dated January 2008, entitled "Fortuna Feasibility Study".

PAH believes that the information contained herein will be reliable under the conditions and subject to the limitations set forth. PAH does not guarantee the accuracy of third party information that was reviewed by PAH.

The logged geological information was used to interpret the data in the 3D environment using Maptek's Vulcan® software system. The 3-D geological solid envelopes from cross-sectional interpretations were done using standard industry practice with help from Vulcan staff. Wireframe models were created for both the lithological and mineralization models. Surfaces representing the top of dominant sulfides (TDS), and the top of dominant chalcopyrite (TDR) were created for the mineralization model. In effect, the TDS surface represents the base of the Leached Zone and the TDR surface represents the top of the Hypogene Zone. Within the main body of copper-gold mineralization the intervening Supergene Zone of secondary copper enrichment separates the two surfaces. The TDS and TDR surfaces merge with distance away from the main body of copper-gold mineralization where secondary copper enrichment has not occurred, resulting in the Leached Zone coming in immediate contact with the underlying Hypogene Zone.

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In general, three passes of kriging were run for each of the estimation domains (ED). For each ED three kriging passes were run with increased search ellipsoid dimensions. The kriging plan for copper and gold grades are shown in Section 17 of this report. The interpolation parameters can be summarized as below.

  Three passes of estimation were used for the kriging estimates.

  A minimum of 9 and a maximum of 21 drill composites were required for estimation.

  A minimum of four octants was required in the first and second passes. The third pass used a minimum of three octants with samples.

  A minimum of one and a maximum of four samples per octant were used for all estimation passes.

  A maximum of six samples per drill hole was used.

  Outlier control was applied to domain 1 (Leach) for a grade threshold of 0.2% TCu. The high yield restriction ellipsoid was defined as 10x10x15m.

  Block densities are assigned according to the mineral-zones.

No dilution was explicitly incorporated during interpolation other than the same resulting from mathematical composites (Xstrata 2006). Tonnage factors for resource estimation were derived by calculating an average bulk density from the drill core data for each lithologic and mineral zone combination and applied as a global average to the block model. Block densities are assigned according to the mineral-zones.

The resources at different cut-off grades are reported in Table 1-1. The resources reported in this table are constrained by the topography and an economic limit. Grades are based on equivalent copper which takes into account recovery and price. The equivalent copper equation is:

EqCu (%) = Cu (%) + 0.592 x Au (g/t)

Where:

Cu (%) represents the average copper grade;
Au (g/t) represents the average gold grade;

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and, 0.592 represents a constant based on metal prices of $1.25/lb copper and $500/oz gold and average metal recoveries for the deposit.

TABLE 1-1

Metallica Resources
El Morro Project, Chile
Feasibility Study
Mineral Resource Estimate

Category	EqCu	k tonnes	Copper		Gold
	Cutoff		%	M lbs	gpt	k ozs
	0.2	213,326	0.643	3,022	0.539	3,698
	0.3	211,164	0.647	3,011	0.544	3,693
Measured	0.4	204,948	0.658	2,974	0.557	3,668
	0.5	193,401	0.677	2,888	0.578	3,594
	0.6	176,148	0.705	2,737	0.609	3,451
	0.2	363,496	0.474	3,798	0.446	5,209
	0.3	347,242	0.486	3,717	0.463	5,170
Indicated	0.4	289,327	0.532	3,392	0.524	4,876
	0.5	239,352	0.577	3,043	0.589	4,530
	0.6	194,804	0.622	2,673	0.657	4,116
	0.2	576,822	0.536	6,820	0.480	8,907
Measured	0.3	558,406	0.547	6,729	0.494	8,863
+	0.4	494,275	0.584	6,366	0.538	8,544
Indicated	0.5	432,753	0.622	5,931	0.584	8,124
	0.6	370,952	0.661	5,410	0.634	7,567

Category	EqCu	k tonnes	Copper		Gold
	Cutoff		%	M lbs	gpt	k ozs
	0.2	80,087	0.317	560	0.157	406
	0.3	62,335	0.343	472	0.183	366
Inferred	0.4	27,538	0.434	264	0.267	237
	0.5	13,384	0.530	156	0.376	162
	0.6	6,523	0.641	92	0.568	119

Note: EqCu (%) = Cu (%) + 0.592 * Au (gpt)
Mineral Resource Estimate completed in July 2007 by Xstrata Copper

Based on the Measured, Indicated, and Inferred category resources in the block model for La Fortuna ore deposit and economic parameters, an open-pit optimization exercise was done. In the first stage, the blocks in the resource model were assigned values based on economic and metallurgical criteria. Blocks with positive economic values were considered as potential ore blocks and blocks with negative economic values were considered as waste blocks. In the second step, a pit optimization algorithm was applied using the Whittle® 4X software tool. A base metal price of US$1.25/lb for copper and US$500/oz for gold were used for the evaluation purposes. From this exercise, a mineable pit design was developed and only the Measured and Indicated resources within the pit were included in the Proven and Probable reserves. PAH has reviewed the reserve categorization criteria and agrees with the reserve statement presented in Table 1-2.

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TABLE 1-2
Metallica Resources
El Morro Project, Chile
Feasibility Study
Reserve Estimate (Mar 2008)

Reserve	Tonnage	EqCu Grade	Cu Grade	Cu	Cu	Au Grade	Au	Au
Category	(000's)	percent	percent	tonnes	M pounds	g/t	grams (000's)	ounces (000's)
Proven	208,473	0.970	0.659	1,373,837	3,029	0.528	110,074	3,539
Probable	241,761	0.747	0.504	1,218,475	2,686	0.408	98,638	3,172
Total Reserves	450,234	0.850	0.576	2,592,313	5,715	0.464	208,712	6,711
Waste	1,642,307		Strip Ratio	3.65
Total In-Pit	2,092,541

Note: Based on 0.30% EqCu Cutoff Grade

PAH believes that the mineral resource and reserve estimates shown in Tables 1-1 and 1-2 are reasonable and meet the standards for mineral resource and reserve estimates set forth in the Canadian Institute of Mining (CIM) Standards on Mineral Resources and Reserves – Definitions and Guidelines adopted by the CIM Council on December 11, 2005.

1.7 Mining

No significant mining has occurred on the property although a small shaft (Santa Julia) is located above the portal area of the decline tunnel and represents historic artesinal mining efforts (1930s) chasing high grade copper oxides. Except for the current exploration related facilities and the drill road network, no other improvements were noted within observation range (good visibility on ridge lines) of the property. The La Fortuna property is a copper-gold resource and reserve, developing a final feasibility to allow a production decision.

The El Morro Project is envisioned as an open pit mine supplying material for crushing and processing in a copper flotation mill producing a copper-gold concentrate. Production is planned for 90,000 tonnes per day of ore.

The pit optimization and mine planning was done by NCL Ingenieria Y Construccion S.A. (NCL), a mining and geological consulting group based in Santiago, Chile.

NCL's scope of work included:

  Pit Optimization

  Mine Planning

  Waste Facility Design

  Equipment Fleet Specification

  Operating and Capital Cost Calculations

NCL developed economic parameters and applied these parameters to calculate block values for pit optimization work.

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70563 May 9, 2008

1.8

Financial Model

The economic project evaluation is based on work performed by Fluor and supplied to PAH. This project evaluation work includes an economic summary, discounted cash flow analysis as well as capital, and operating cost estimates. The mine plan for this analysis is based on NCL's mine planning work.

Based on the project evaluation work performed by Fluor and recreated and reviewed by PAH, the project has an internal rate of return of 14.4 percent at a long term copper price of $2.80 per pound and a gold price of $625 per troy ounce. Based on the outcome of the Feasibility Study, detailed design work has commenced.

The El Morro Project yields an after-tax discounted cash flow rate of return of 14.7 percent and a net present value of $1,086 million (8 percent discount rate) at a copper price of $2.80 per pound and a gold price of $625 per ounce. Total after-tax cash flow is $4.42 billion.

The total initial capital is approximately $2,520 million, plus an additional $249 million in initial working capital and $356 million of sustaining capital required over the 14 year mine life. The cash operating cost per pound of copper produced is $0.76 after by-product gold credits including production taxes. When capital costs are added, the total cash and non-cash costs (fully-loaded) are $1.35 per pound of copper.

1.9

Interpretation and Conclusions

1.9.1

Adequacy of Procedures

PAH and various other firms and independent consultants have reviewed the methods and procedures utilized by Metallica, Falconbridge, Noranda and Xstrata at the El Morro Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a feasibility level of study.

1.9.2

Adequacy of Data

PAH believes that the El Morro Project has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results. PAH believes that the resulting data can effectively be used in the subsequent estimation of resources and reserves.

1.9.3

Adequacy of Feasibility Study

This Technical Report is based on the El Morro Project, Chile, Final Feasibility Study Report prepared by Fluor, dated March 31, 2008. PAH believes that this Feasibility Study and the supporting documents were prepared using standard industry practices and provides reasonable results and conclusions.

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1.9.4

Compliance with Canadian NI 43-101 Standards

PAH believes that the current drill hole database is sufficient for generating a feasibility level resource model for use in resource and reserve estimation. Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

At a 0.30 percent equivalent copper cutoff grade, the measured and indicated resource is 558.4 million tonnes at a copper grade of 0.547 percent and a gold grade of 0.494 gpt. Included in this resource is a proven and probable reserve of 450.2 million tonnes of ore at a copper grade of 0.576 percent and a gold grade of 0.464 gpt.

PAH believes that the resource and reserve estimates have been calculated utilizing acceptable estimation methodologies. PAH is also of the opinion that the classification of measured and indicated resources, stated in Table 1-1, and proven and probable reserves, stated in Table 1-2, meet the definitions as stated by Standards for Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP dated December 23, 2005.

1.9.5

Recommendations

The El Morro Project Final Feasibility Study dated March 31, 2008 provides reasonable results and conclusions and, in PAH's opinion, meets the requirements of a Feasibility Study. This Technical Report is based on the Feasibility Study. As the project advances to the detailed design stage, there are areas of the project that should be given additional consideration. Below is a list of recommendations to consider:

  The current Proven plus Probable reserves are 450.2 million tonnes at a grade of 0.576 percent copper and 0.464 grams per tonne of gold. The reserves are based on the July 2007 resource model which has fewer tonnes at a 0.30 equivalent copper cutoff than the October 2007 resource model. PAH recommends rerunning the pit optimization and developing a new mine plan based on the most recent resource model. The cost for this effort will be approximately $100,000.

  Although not contiguous or adjoining with Barrick's Pascua-Lama project to the south, the residual and cumulative publicity and opposition to Pascua-Lama because of the water issues and the potential impact to agricultural interests will impact the El Morro project. PAH recommends a more proactive campaign to reassure residents of the local community that the end result of the project's development will be a positive addition to the economy in the region. Direct benefits may also be realized, for example, local agriculture businesses may see an increase in water supply if surplus water is made available from the project's desalination plant. The cost for a publicity campaign should be less than $100,000.

  Current work to initiate detailed design work should progress on an aggressive schedule. PAH recommends proceeding with detail design at a cost of $6.5 million. This should address:

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70563 May 9, 2008

  The use of seawater as an opportunity for significant capital and operating savings with potentially better copper and gold metallurgy. Flotation in saline and hypersaline water is not an uncommon practice. Issues such as corrosion and the potential impact on the selected dewatering option for the tailings should be investigated, firstly by characterizing any changes in tailings rheology with the use of seawater. PAH recommends additional seawater metallurgical testing during the detail design stage.

  Arsenic levels in the final concentrate. Particularly for the Tuff ore type, and to a lesser extent the SES ore type, the issue of lowering the arsenic should be addressed. This would most likely be achieved through concentrate blending since enargite is difficult to selectively depress during flotation.

  Conduct confirmatory studies on the dewatering of the flotation tailings. Since a finer concentrate re-grind size has been adopted, it would be prudent to reevalaute the dewatering properties of other ore types, including the use of seawater.

  Permit application for the full project should proceed once a decision is made to develop the project. Developing the final EIS should cost approximately $300,000.
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70563 May 9, 2008

2.0

INTRODUCTION AND TERMS OF REFERENCE

Pincock, Allen and Holt (PAH) was retained by Metallica Resources Inc. (Metallica) to prepare a Technical Report that meets Canadian National Instrument 43-101 requirements for the El Morro Project, near Vallenar in Region III, Chile. This report was prepared for disclosure of the results of the Final Feasibility Study completed by Fluor on March 31, 2008. The resource and reserve estimates were conducted in accordance with the Standards for Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP dated December 23, 2005.

2.1

Qualified Persons and Participating Personnel

The principal authors of this report are Barton Stone, P.G. and Richard Lambert, P.E., both qualified persons, as defined under NI 43-101.

Messrs. Stone and Lambert visited the El Morro Project site the first week of May 2007. Mr. Stone was responsible for the geology and the resource and reserve portions of this Technical Report. Mr. Lambert reviewed the mine plans and developed the economic model with capital and operating cost estimates from Fluor. He has provided the corresponding sections for this report. Mr. Lambert also supervised the preparation of this report.

2.2

Terms and Definitions

Metallica refers to Metallica Resources Inc., Xstrata refers to Xstrata Copper Chile S.A., PAH refers to Pincock, Allen & Holt and its representatives, Fluor refers to Fluor Chile S.A., Hatch refers to Hatch Ingenieros y Consultores Ltda. The El Morro Project refers to the El Morro Project area with primary focus on the La Fortuna copper-gold deposit located due east of Vallenar, Region III, Chile, approximately 15 kilometers from the Argentina border including the proposed mine area, process plant location, and other related facilities. Final Feasibility or Feasibility Study refers to the El Morro Project – Feasibility Study Report of March 31, 2008 prepared by Fluor. Cu is the abbreviation for copper. Au is the abbreviation for gold.

Resource and Reserve definitions are as set forth in Canadian Institute of Mining, Metallurgy and Petroleum, CIM Standards on Mineral Resource and Mineral Reserves - Definitions and Guidelines adopted by CIM Counsel on December 11, 2005.

2.3

Units

All capital and operating costs are in fourth quarter 2007 United States dollars ($) unless otherwise noted. Commodity prices are in United States dollars ($) unless otherwise noted. Copper grades are stated in terms of weight percent based on dry metric tonnes. Gold grades are described in terms of grams per dry metric tonne (g/t or gpt), with tonnages stated in dry metric tonnes.

Pincock, Allen & Holt	Page 2.1
70563 May 9, 2008

Salable copper is described in terms of pounds or metric tonnes, as noted. Salable precious metals are described in terms of troy ounces.

2.4

Source Document

The primary source document for this report is:

  El Morro Project, Chile, Final Feasibility Study Report, dated March 31, 2008, prepared by Fluor Chile S.A. for Xstrata Copper Chile S.A.
Pincock, Allen & Holt	Page 2.2
70563 May 9, 2008

3.0 RELIANCE ON OTHER EXPERTS

This report was prepared for Metallica Resources, Inc. by the independent consulting firm of Pincock, Allen & Holt (PAH) and is based on information prepared by other parties. PAH has relied primarily on information provided as follows:

"El Morro Project, Chile, Final Feasibility Study Report" by Fluor Chile S.A. for Xstrata Copper Chile S.A, dated March 31, 2008;

"El Morro Project-Prefeasibility Study Report" by Hatch Ingenieros Y Consultores Ltda for Xstrata Copper Chile S.A. dated January 31, 2007;

NI 43-101 Technical Report entitled, "El Morro Copper Gold Project Region III, Chile NI 43-101 Technical Report La Fortuna Deposit Mineral Resource Estimate 2006" dated December 26, 2006 and co-authored by Mark A. Petersen of Metallica Resources and Raul R. Roco of Xstrata Copper;

Technical Report Update entitled, "Metallica Resources Inc. El Morro Copper-Gold Project Chile, Region III" dated May 16, 2005 and prepared by Norwest Corporation under the direction of Bruce M. Davis;

Technical Report, "Metallica Resources Inc. El Morro Copper-Gold Project Chile, Region III" dated November 14, 2001 authored by Fred H. Lightner, Chief Operating Officer of Metallica Resources Inc.;

The report, "Regional Geology of El Morro District, Region III Chile" dated January 2007 by Aurum Consultores authored by Constantino Mpodozis M. and Moyra Gardeweg P.

PAH believes that this information provided by the property owners (Xstrata and Metallica) is reliable for use in this report without being able to independently verify its accuracy. PAH has not conducted land status evaluations, and has relied upon Xstrata's and Metallica Resources' statements regarding property status, legal title, and environmental compliance for the project, which PAH believes to be accurate.

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70563 May 9, 2008

4.0

PROPERTY DESCRIPTION AND LOCATION

The El Morro group of properties consists of three separate zones of porphyry style copper-gold±molybdenum mineralization within a contiguous boundary. The La Fortuna deposit is the only property of the three within the outlines of the El Morro holdings with measured and indicated resources.

4.1

Location

The El Morro district covers an area of approximately 417 square kilometers which sits in the main Cordillera of the Copiapó Region (Region III) in northern Chile, and is centered around the La Fortuna deposit (Latitude 28º 38' South and Longitude 69º 53' West). The UTM coordinates place the La Fortuna deposit at 6,833,000N and 413,500E at an elevation of 4,100m masl, close to the divide between the Huasco river system to the south (locally represented by the headwaters of the Cazadero River) and the Copiapó River system to the north (represented by the upper part of the Manflas River). The nearest port is at Huasco, some 230 kilometers west of the mine site via a new access road from the mine through Algarrobal joining the existing highway to Vallenar. The general location of significant geographic features is shown in Figure 4-1.

Except for the current exploration related facilities and the drill road network, no other improvements were noted within observation range (good visibility on ridge lines) of the property. The La Fortuna property is a copper-gold resource and reserve which has a completed feasibility study and is currently proceeding with detailed engineering to allow a production decision. Figure 4-2 shows a view of the project area.

4.2

Environmental Reports and Liabilities

Available information and reports regarding the environmental baselines and status of the El Morro property the La Fortuna deposit, the surrounding vicinity, and affiliated facilities were reviewed. Based upon the anticipated social, economic and environmental impact, of the proposed project, Xstrata commissioned the preparation of an Environmental Impact Assessment (EIA). The EIA was prepared to satisfy Law 19,300 and was prepared by Knight Piesold S.A. and other supporting environmental consultants and experts. Xstrata anticipates submittal of the EIA to the Chilean government in 2008. Once approved, the remaining support permits and authorizations can be obtained. A detailed list of the various environmental permits and authorizations, along with the approval/governing authority is provided in Table 4-1.

Key environmental baseline data collected for the EIA includes:

  Air Quality and Meteorology

  Noise and Vibration

Pincock, Allen & Holt	Page 3.2
70563 May 9, 2008

MapPoint
Copiapó
Totoral Bajo Desalination Plant
Panamerican Highway
Carretera Panamericana
Peru-Chile Trench
PACIFIC OCEAN
ATACAMA DESERT
Algarrobal Main Substation
Filter Plant
Huasco Port
Huasco
Vallenar
Alto del Carmen
New Access Road Water Supply Pipeline Concentrate Pipeline
El Morro Project
Existing Access Road
CORDILLERA DE LA COSTA
Caserón
Mirador
San Fernando
Paipote
Majada el Tomate
Ojanco Nuevo
Tierra Amarilla
Puntilla de Bateas
Checo de Plata
Pabellón
Salto de Los Marayes
La Guardia
Hornito
Tres Puentes
Molle Bajo
Los Loros
San Antonio
Perales
Totoral
Tranque Lautaro
Barrabas
Polvareda
La Junta
Resguardo de Copiapó
Punta de Díaz
Yerba Buena
Carrizal Bajo
Tabalí
Carrizo
Ramadilla
Barranquilla
Juntas del Potro
Carrizalillo Chico
Juntas de Montosa
Chañe
Punta de Rieles
Planta Concentradora Astillas
Los Colorados
Higuerita
Los Graneros
Ranchos de Don Goyo
Leoncito
Chañar Quemado
La Arena
El Bronce
Huasco Bajo
El Zapallo
Los Loros
Freirina
Ventanas
Centinela
Pellejos
Sauce Perez
La Verbena
Fraguita
Chañar Blanco
Camarones
Peñita
El Pollo
San Juan
El Zapallo
El Maitén
Espantajos
El Terrón
Palermo
Agua Amarga
La Retama
El Tránsito
Vizcachitas
Los Chacayes
Los Perales
Malagüin
Conay
El Hinojo
El Higirio
Rincón
San Félix
El Portillo
27° 30
28°
28° 30
©2007 Microsoft Corp

Prepared by: pincock, allen & holt, 165 S. Union Boulevard, Suite 950, Lakewood, Colorado 80228, Phone (303) 986-6950	Drawing Prepared for: METALLICA RESOURCES Inc.	FIGURE 4-1	Date: Apr/2008
Project No. 70563	Project Name: El Morro Project	LA FORTUNA LOCATION MAP and SCOPE of the EL MORRO PROJECT	Drawing Name: Fig.4-1.cdr

EL MORRO PIT AREA
(4,000 masl)
MILLING FACILITIES
CANTARITO HILL
(5,614 masl)
TAILINGS DAM
WASTE DUMP

Prepared by: pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Prepared for: *METALLICA RESOURCES Inc.*	FIGURE 4-2	Date of Issue	Apr/2008
Project No. 70563	Project Name: El Morro Project	ELEVATION VIEW of PROPOSED EL MORRO PIT (LA FORTUNA)	Drawing Name	Fig4-2.cdr

TABLE 4-1
Metallica Resources
El Morro Project, Chile
Feasibility Study
Required Environmental Permits Applicable to the El Morro Project

ENVIRONMENTAL REGULATIONS APPLICABLE/PRINCIPAL PERMITS APPLICABLE TO EL MORRO PROJECT
	PERMIT	APPLICABLE TO	CONTROLLED BY
1	Potable water supply project. Article 71 .a of Sanitation Code. Potable water delivery truck.	Totoral Desalination Plant	Atacama Health Service
Distribution of potable water.
2	Potable water supply project. Article 71 .a of Sanitation Code. Potable water delivery truck.	Algarrobal Filter Plant	Atacama Health Service
Distribution of potable water.
3	Potable water supply project. Articles 69 and 71a of Sanitation Code. Treatment and	Mine and Plant	Atacama Health Service
distribution of potable water.
4	The project for the treatment and disposal of waste water. Article 71.b of Sanitation Code.	Totoral Desalination Plant	Atacama Health Service
Article 91 of ED 95/2001 of SEGPRES. In the permit for construction, modification and enlargement of any public or private work for the discharge, treatment or final disposal of sewage and waste water of any type. Waste water treatment.

5	The project for the treatment and disposal of waste water. Article 71.b of Sanitation Code.	Algarrobal Filter Plant	Atacama Health Service
Article 91 of ED 95/2001 of SEGPRES. In the permit for construction, modification and enlargement of any public or private work for the discharge, treatment or final disposal of sewage and waste water of any type. Waste water treatment.

6	The project for the treatment and disposal of waste water. Article 71.b of Sanitation Code.	Mine and Plant	Atacama Health Service
Article 91 of ED 95/2001 of SEGPRES. In the permit for construction, modification and enlargement of any public or private work for the discharge, treatment or final disposal of sewage and waste water of any type. Waste water treatment.

7	The project for the treatment and disposal of waste water. Article 71.b of Sanitation Code.	Camp and Gate House	Atacama Health Service
Article 91 of ED 95/2001 of SEGPRES, In the permit for construction, modification and enlargement of any public or private work for the discharge, treatment or final disposal of sewage and waste water of any type. Waste water treatment.

8	Notable water supply project. Article 71 .a of Sanitation Code. Treatment and distribution of	Temporary camp in Quebrada Algarrobal	Atacama Health Service
potable water.
9	The project for the treatment and disposal of waste water. Article 71.b of Sanitation Code.	Temporary camp in Quebrada Algarrobal	Atacama Health Service
Article 91 of =D 95/2001 of SEGPRES. In the permit for construction, modification and enlargement of any public or )private work for the discharge, treatment or final disposal of sewage and waste water of any type. Waste water treatment.

10	Statutory Decree No. 340 of 1960, the Maritime Concessions Law, ED No. 2 of April 2006,	Port. Intake, brine discharge and sue	DIRECTEMAR / Maritime Administration
Maritime Concessions Regulations. Maritime Concessions.
11	The restated, coordinated and systematized text of Law 15,840 of 1964 and of Statutory	Port works. Intake, suction box and	Port Works Office (DOP) of the Ministry
	Decree No. 206 of 1960. Statutory Decree 850/1998. Port and Maritime Works.	discharge	of Public Works.

12	Statutory Decree No. 340 of 1960, the Maritime Concessions Law, ED No. 2 of April 2006,	Port works. Intake, suction box and	SHOA; DIRECTEMAR / Maritime
	Maritime Concessions Regulations Study of Currents, Waves. Tides and Bathymetry.	discharge	Administration

13	Statutory Decree No. 340 of 1960, the Maritime Concessions Law, ED No. 2 of April 2006,	Port works. Intake, suction box and	DIRECTEMAR/Maritime Administration
	Maritime Concessions Regulations. Vessel Movement Study	discharge
14	DL 2222/78 of the Ministry of Defense, the Navigation Law, Article 142, Article68, ED No.	Desalination Plant	DIRECTEMAR / Maritime Administration
95/2001 of SEGPRES, SEIA Regulations. Disposal of waste in the ocean.
15	ED 1/1992 of the Ministry of Defense, Regulations for the Control of Water Pollution, article	Desalination Plant	DIRECTEMAR / Maritime Administration
73, ED 95/2001 of SEGPRES, SEIA Regulations. Ground sources of marine contamination.

16	ED 90/2000 of SEGPRES, setting down the emission standard for the regulation of	Outfall and effluent of final desalination	DIRECTEMAR/Maritime Administration
	contaminants associated with the discharge of liquid waste into surface continental and	plant (740 US)
marine water. Definition 3.13. Establishes the zone of seaboard protection (ZPL) set by
Directemar.
17	Inter-county master plan for the coastal counties of Atacama, approved by Resolution 5/2001	All project works	Municipality of Copiapo / Caldera /
	of the Regional Government of Atacama, published in the Official Gazette on August 21,		Huasco.
2001. Associated with Statutory Decree458/1976, the General Law on Urbanism and
Construction. Urbanization permits.
18	ED 47/1992 of the Ministry of Housing and Urbanism, General Ordinance of Urbanismo and	Entire project	Atacama Health Service
Construction; article 94 of ED 95/2001 of SEGPRES. Industrial establishment qualification .

19	Statutory Decree 458/1976, the General Law on Urbanism and Construction. Municipal	Entire project	Ministry of Housing and Urbanism.
	Permits		Municipal Works Department.
20	Article 55, Statutory Decree 458/1976, General Law on Urbanism and Construction. Article	Several permits according to different	Agricultural and Livestock Service.
	96, ED No. 95/2001 of SEGPRES. Change in land use.	sectors of the Morro Project. Mine, plant,
dumps, dam, filter plant, easement strips.

21	DL 701/1974 of the Ministry of Agriculture; Article 102 of ED 95/2001 of SEGPRES. Plan for	Road to the project in the Algarrobal	National Forest Corporation
	management of felling and reforestation of forest to perform civil works.	Sector.

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70563 May 9, 2008

PERMIT		APPLICABLE TO	CONTROLLED BY
22	ED 90/1996, Safety regulations for the storage, refining, carriage and sale to the public of oil-	TK of capacity above 1.1 m3, whether	Superintendency of Electricity and Fuels
	derived liquid fuels and ED 379/1985, Minimum safety requirements for the storage and	fixed or mobile sources of gasoline, oil,
	handling of oil-derived liquid fuels for own consumption, Ministry of Economy, Development	solvents and used oil.
and Reconstruction. Liquid fuel handling.
23	Decree 29/1986 of the Ministry of Economy, Safety Regulations for the Storage. Carriage and	Gas heaters in the truck shop or other	Superintendency of Electricity and Fuels
	Sale of queried Gas. Decree 222/1996 of the Ministry of Economy, Regulations on Interior	facilities.
Installations. Gaseous fuel handling.
24	Law 17,798 of the Ministry of National Defense on Weapons Control; ED 77 /1982 of the	Any work requiring the use of explosives	National Office of Mobilization. Chilean
	Ministry of National Defense, complementary regulations to Law17798. Explosives.	to remove material.	Army.

25	Statutory Decree 725/1968, Ministry of Public Health, articles 79 and 80 of the Sanitation	Any waste handling yard, sanitary and fill	Atacama Health Service
	Code (Article 93 of ED 95/2001 of SEGPRES, Resolution 02444/1980of the Ministry of	for hazardous waste and final disposal of
	Health. Handling of Waste and Garbage. Sanitary Landfill.	industrial waste. Transportation of waste
outside of the mining project (article 81).

26	ED 594/2000 of the Ministry of Health, Regulations on Basic Sanitary and Environmental	Sanitary landfill, industrial waste handling	Atacama Health Service
	Conditions in Work Places. Storage and treatment of industrial waste on site.	yards and temporary storage.

27	ED 594/2000 of the Ministry of Health, Regulations on Basic Sanitary and Environmental	Waste recycled and destined to abro	Atacama Health Service
Conditions in Work Places. Storage and treatment of industrial waste off site.

28	ED 594/2000 of the Ministry of Health, Regulations on Basic Sanitary and Environmental	Declaration of industrial waste	Atacama Health Service
Conditions in Work Places. Declaration of industrial waste.
29	Temporary storage of hazardous waste, ED 148/2003 of the Ministry of Health, Sanitation	Subsector for temporary storage and	Atacama Health Service
	Regulations on the Handling of Hazardous Waste. Handling of hazardous waste.	handling of hazardous waste and the
generation of hazardous waste
throughout the project.
30	Exempt Resolution 427/2002 of the Regional Office of the Ministry of Transportation and	Any process requiring hazardous	Atacama Health Service
	Telecommunications for the Third Region of Atacama. Carriage of Hazardous Cargo.	substances. Discharge of hazardous
waste.
31	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Method of Mine	Pit operation.	SERNAGEOMIN
Exploitation.
32	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Waste Deposit.	Waste dumps and low-grade mineral	SERNAGEOMIN
deposits.
33	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Mineral Beneficiation	Concentrator	SERNAGEOMIN
Plant.
34	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. ED248/2007 of the	Tailings deposit	SERNAGEOMIN
Ministry of fining, Regulations for the approval of projects for the design, construction, operation and closing of tailings deposits; article 84 DS95/2001 of SEGPRES. Tailings
Deposits
35	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Extraction Site Closure	Pit operation.	SERNAGEOMIN
or Abandonment Plan
36	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Mineral Beneficiation	Concentrator	SERNAGEOMIN
Plant Closing Plan.
37	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Mineral Storage and	Waste dumps and low-grade mineral	SERNAGEOMIN
	Waste Dump Closing Plan.	deposits.
38	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Mine Electrification	Pit operation.	SERNAGEOMIN

39	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Regulations on the	Pit operation.	SERNAGEOMIN
Traffic of Vehicles and People at the Mine.
40	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Drilling and Blasting	Pit operation.	SERNAGEOMIN
Regulations
41	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Material Carriage and	Pit operation.	SERNAGEOMIN
Hauling Regulations.
42	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Emergency System	Pit operation.	SERNAGEOMIN
Regulations
43	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Explosives Regulations.	Pit operation.	SERNAGEOMIN

44	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Law 17798 of the	Pit operation and earth working using	SERNAGEOMIN
	Ministry of National Defense on Weapons Control; ED 77/1982 of the Ministry of National	explosives.
Defense, Regulations complementary to Law 17798. Explosives handlers.
45	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Accident Prevention and	Pit operation.	SERNAGEOMIN
Occupational Risk Program.
46	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Law 17798 of the	Pit operation and earth working using	SERNAGEOMIN / Ministry of National
	Ministry of National Defense on Weapons Control; ED 77/1982 of the Ministry of National	explosives.	Defense
Defense, Regulations complementary to Law 17798. Explosives carriage on public thoroughfares.
47	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Law 17798 of the	Pit operation and earth working using	SERNAGEOMIN
	Ministry of National Defense on Weapons Control; ED 77/1982 of the Ministry of National	explosives.
Defense, Regulations complementary to Law 17798. Explosives carriage.
48	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Law 17798 of the	Pit operation and earth working using	SERNAGEOMIN
	Ministry of National Defense on Weapons Control; ED 77/1982 of the Ministry of National	explosives.
Defense, Regulations complementary to Law 17798.Combined carriage of raw materials and detonators.
49	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Covering holes loaded	Pit operation and earth working using	SERNAGEOMIN
	with explosives.	explosives.
50	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Notice of start-up of	Pit operation.	SERNAGEOMIN
mining operation.

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70563 May 9, 2008

PERMIT		APPLICABLE TO	CONTROLLED BY

51	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations, Mine Operating	Pit operation.	SERNAGEOMIN
Regulations and other necessary regulations.
52	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Dry drilling permit.	Pit operation.	SERNAGEOMIN
53	Sanitation Code; ED 594/2000, Ministry of Health, Regulations on Basic Sanitary and	Truck wash yard	Atacama Health Service
Environmental Conditions in Work Places. Treatment of liquid industrial waste.
54	Law 18,290, the Traffic Law; Resolution 1/1995 of the Ministry of Transportation and	Applies to the width, length, height and	Road works Department
	Telecommunications, which indicates the sizes of all vehicles traveling on public	overweight.
thoroughfares. Carriage of over-sized cargo.
55	Statutory Decree No. 1122/1982, the Water Code, changes to artificial or natural beds.	Tailings deposit and waste dump	General Water Office
Changes to natural beds.
56	Statutory Decree No. 1122/1982, the Water Code, Construction of certain hydraulic works,	Tailings reservoir	General Water Office
article 101 of ED 95/2001 of SEGPRES. Tailings reservoir.
57	Restated, coordinated and systematized text of Law 15,840 of 1964 and of Statutory Decree	Road to Mine Facilities from the Plant on	Road works Department
	No. 206 of 1960. Access roads to public network.	the Highway, road to the Osmosis Plant.
58	Restated, coordinated and systematized text of Law 15,840 of 1964 and of Statutory Decree	Road C-455 and other roads	Road works Department
No. 206 of 1960. Occupation of public roads.
59	ED 1319/1977 of the Ministry of Public Works. Regulations to article 16 of Statutory Decree	Routes of access to any area of the 1	Roadworks Department
206 of March 1960. Notices on public roads.
60	Statutory Decree 4/20018/2006, the General Electricity Law, in connection with electric	High voltage lines in substations	Superintendency of Electricity and Fuels
energy; Law 18,410/1985, which created the Superintendency of Electricity and Fuels, both of the Ministry of Economy, Development and Reconstruction. Supply and distribution of electricity.
61	ED 133/1984, Ministry of Health, Regulations on authorizations for radioactive facilities or	Applies to all third-category sources in	Atacama Health Service
	equipment generating ionizing radiation, personnel working in those facilities or operating that	the project, whether permanent or
	equipment and other related activities. The import, distribution, storage, handling and sale of	temporary.
radioactive substances.
62	ED 133/1984, Ministry of Health, Regulations on authorizations for radioactive facilities or	Applies to all third-category sources in	Atacama Health Service
	equipment generating ionizing radiation, personnel working in those facilities or operating that	the project, whether permanent or
	equipment and other elated activities. Installation with radioactive sources.	temporary
63	ED 133/1984, Ministry of Health, Regulations on authorizations for radioactive facilities or	Any operator or Staff member exposed to	Atacama Health Service
	equipment generating ionizing radiation, personnel working in those facilities or operating that	radioactive sources
equipment and other elated activities. ED 3/1985,regulations on radiological protection of radioactive facilities, both of the Ministry of Health. Personnel exposed to radioactive sources.

64	Statutory Decree 850/1998 of the Ministry of Public Works, which set down the restated,	Access or auxiliary constructions	Roadworks Department
coordinated and systematized text of Law 15,840/1964 and of Statutory Decree 206/1960 on construction and conservation of roads. Occupation of protective strip.

65	Statutory Decree 850/1998 of the Ministry of Public Works, which set down the restated,	Power lines, concentrate pipeline and	Roadworks Department
	coordinated and systematized text of Law 15,840/1964 and of Statutory Decree 206/1960 on	aqueduct.
construction and conservation of roads. Parallelism on public roads.

66	Statutory Decree 850/1998 of the Ministry of Public Works, which set down the restated,	Power lines, concentrate pipeline and	Roadworks Department
	coordinated and systematized text of Law 15,840/1964 and of Statutory Decree 206/1960 on	aqueduct.
construction and conservation of roads. Public road crossings.
67	Law 11402/1953 on defensive works and regularization of banks and beds, of the Ministry of	Extraction of aggregates for any purp	Municipal Works Department
Public Works; Statutory Decree 850, Organic Law on the MOP. Article 89, ED 95/2001 of
SEGPRES. Extracting aggregates in beds.
68	ED 18/1993, Ministry of Public Works, Regulations for the application of the fifth	Road. Carrying concentrate by trucks.	Roadworks Department
subparagraph of Article 54 of MOP Decree No. 294/1984, amended by Law19,171/1992.
Regulations for Cargo Generators. Scales.
69	Decree 1157/1931 of the Ministry of Development, the General Railroad Law. Law	Telecommunications systems and power	Private Sector
	18168/1982 of the Ministry of Transportation and Telecommunications, the General	lines
Telecommunications Law. Statutory Decree 1/1982 of the Ministry of Mining, the General
Electricity Law. Road crossings, electricity posts and areas.
70	Statutory Decree 1/1989 of the Ministry of Health, Matters that require a specific sanitation	Polyclinics	Atacama Health Service
authorization. Polyclinics.
71	Statutory Decree 1/1989 of the Ministry of Health, Matters that require a specific sanitation	Polyclinic pharmacy	Atacama Health Service
authorization. Pharmacies.
73	Decree 194/1978 of the Ministry of Health, Regulations on Hotels and similar establishments.	Camps	Atacama Health Service
Lodgings.
74	Law 17,288, the Law on National Monuments, and regulations approved by ED484 /1990,	Any finding during the project	Provincial Government
Ministry of Education. Archeological findings.
75	Law 18,168/1982, Ministry of Transportation and Telecommunications. General	Any telecommunications user	Regional Office of the Ministry of
	Telecommunications .aw. Telecommunications Services.		Transportation and Telecommunications.

Pincock, Allen & Holt	Page 4.6
70563 May 9, 2008

  Geology, Geomorphology, Soils and Soil Stability and Geochemistry

  Surface and Groundwater Quality and Quantity

  Marine Environment

  Flora and Fauna

  Cultural, Archaeological and Historical

  Landscape (visual)

  Socio-Economic

  Infrastructure

These environmental baselines were collected to assess compliance with National regulations and International guidelines as they relate to environmental protection. This was done to assess and determine if the project would generate negative impacts and to assist with development of mitigation measures to off-set adverse impacts.

Key findings of environmental baseline report show possible impacts to water quality and quantity, safety concerns about the operation and structural stability of the tailings facility, and concerns about the Huasco Valley access road.

These concerns have been addressed and/or mitigated in the Feasibility Study (FS). Specifically:

Water Quality and Quantity – A desalination plant has been incorporated into project design to satisfy water needs.

Tailings Facility – The design of this facility was modified to increase its stability and safety factors.

Huasco Valley Access Road – To avoid heavy traffic on the low standard/quality Huaso Valley Access Road that passes through towns and farming communities, a new mine access road away from the valley at Quebrada Algarrobol has been designed. The road will be built on a corridor of land together with desalination water pipeline, concentrate pipeline and electric power lines.

Additional "assessment" of a few of the environmental baselines may be necessary to further determine adequacy of design and mitigation. These disciplines include:

Pit Water Hydrology and Groundwater Quality – The work on this discipline was being performed while the FS was in final preparation. This information is used to better define water needs, dewater needs (water balance) and water management. Newer information will need to be analyzed to determine adequacy of project design and mitigation.

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70563 May 9, 2008

Geochemistry – The bulk of geochemical work completed to date has been static testing. Kinetic testing of the various rock types (ore/tailings and waste rock) was also in the early stages of development when the FS was being assembled. Results of this testing may impact project design, mitigation and reclamation/closure.

Off-site Facilities and Impacts – The FS did not go into detail on environmental baseline data gathering and regulatory approvals for off-site facilities and activities such as aggregate source(s). Care must be taken to ensure that these and other similar facilities and activities are properly permitted and that critical/sensitive environmental disciplines are avoided and/or adequately mitigated.

The Project has also been designed to satisfy international (World Bank/IFC) requirements. A critical component from these requirements that has been implemented includes Public Participation and Consultation. As the Project moves forward, there will be a need to ensure that additional activities are satisfied. These include:

  Independent third-party tailings design review

  Independent environmental review, and

  Development of a more robust closure plan/design beyond current level

Xstrata has also developed an Environmental Policy that is to be followed by all mine sites. Besides minimizing environmental impact, this environmental policy defines roles and responsibilities, requires the development of an Environmental Management System and requires periodic assessments (audits). They have also committed to report in accordance with the Global Reporting Initiative (GRI). The GRI guidelines apply to reports on economic, environmental and social dimensions of their activities, products and services.

There are currently no known environmental liabilities at the El Morro project. There is however, a "sanction proceeding" against the project operator (Xstrata) brought by the local landowner group, the Commindad Agricolo Los Huasco Altinos, which Xstrata has a good standing easement right to carry out exploration and development works in relation to the El Morro Project. The alleged justification for the proceeding would be the illegal extraction of surface water from locations not authorized. Xstrata has issued a formal answer to the allegations. This matter is still pending resolution.

Pincock, Allen & Holt	Page 4.8
70563 May 9, 2008

4.3

Ownership

The El Morro project's ownership is currently shared by Xstrata Plc. (70 percent) and Metallica Resources Inc. (30 percent) through their respective Chilean wholly-owned subsidiaries, Falconbridge Chile Limitada and Metallica Chile Limitada. The ownership participation (70/30) was achieved in 2005, once Falconbridge Chile Limitada had incurred a certain amount of exploration expenditures on the project's mining properties and complied with a series of other payments and obligations, as set forth in the Revised Letter Agreement (February 2000). The El Morro project comprises 201 mining exploration concessions and 219 mining development concessions covering a total surface of 70,145 hectares. A detailed list of the individual concessions may be found in Section 3 of the Fluor Final Feasibility Study Report of March 31, 2008. The mining legal easement rights required to develop El Morro are now secured for thirty (30) years. Through December 31, 2007 and current to date, all titles to the mining properties of El Morro Project are in good standing and duly protected with the payment of the corresponding mining patents defined under Chilean law. A second layer of mining rights has been established over existing rights to enhance protection and the corresponding area is being monitored on a permanent basis to prevent collision with third party rights. The concession boundaries are shown in Figure 4-3.

Pincock, Allen & Holt	Page 4.9
70563 May 9, 2008

COMUNA DE TIERRA AMARILLA
PROVINCIA DE COPIAPO
COMUNA DE VALLENAR
PROVINCIA DE HUASCO
El Morro Zone
Camp Zone
La Fortuna Zone
El Negro Zone
Minas de Cantarito
COMUNA DE ALTO DEL CARMEN
PROVINCIA DE HUASCO
SCALE
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**METALLICA RESOURCES Inc.**	FIGURE 4-3 EL MORRO LAND and MINING CONCESSIONS MAP	Apr/2006
Project No. 70583	Project Name El Morro Project		Drawing Name Fig.4-3.dwg

5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, AND INFRASTRUCTURE

The El Morro district covers an area of approximately 417 square kilometers which sits in the main Cordillera of the Copiapó Region (Region III) in northern Chile, and is centered on the La Fortuna deposit.

Current access to the project is through the town of Vallenar, the nearest main town to the site. Vallenar is situated at kilometer 663 of the Pan-American Highway, north of Santiago. From Vallenar, the road access, at the current time, follows 72 kilometers of paved road to the east to Chanchoquin and then continues another 73 kilometers to the east-northeast via the Totoral gravel/dirt road. The site is approximately 15 kilometers from the Argentine border. The proposed mine and plant site has a median yearly temperature of 25º C. During winter time, values around -1º C are reached, but extremes can reach -15º. Precipitation is less than 200mm a year and considering the altitude of the property most of the precipitation occurs as snow.

The La Fortuna site at 4,100 meters elevation is a high altitude Cordilleran desert, part of the Atacama Desert region, devoid of any significant plant life. The site consists of modular buildings at the camp, a few machine and drill sheds and an extensive network of drill pads and drill access roads overlying the primary La Fortuna porphyry system. The portal access and associated support buildings surround the decline tunnel, driven into the deposit to obtain metallurgical and geologic samples because the surface geology is obscured by post-mineral gravel deposits. No significant mining has occurred on the property although a small shaft is located above the portal area of the decline tunnel and represents historic artesinal mining efforts (1930s) chasing high grade copper oxides. Except for the current exploration related facilities and the drill road network, no other improvements were noted within observation range (good visibility on ridge lines) of the property. The La Fortuna property is a copper-gold resource and reserve which has a completed feasibility study and is currently proceeding with detailed engineering to allow a production decision.

Vallenar, like many towns in northern Chile, has a resident historic mining expertise amongst portions of the population. This is the result of miners moving into the region back in the early 1800s and having worked on variably sized mining ventures through a number of successive generations. Most new mining ventures in Chile have been able to develop their operations staff and people from existing pools of experienced mining labor. The recent growth of vineyards and wine making in Vallenar and the countryside along the river systems going towards the La Fortuna deposits has changed the balance of labor towards agrarian interests in the local area and has increased the potential conflict for existing sources of groundwater. This reality has caused Xstrata to consider importing all of its water from coastal based desalination plants to avoid agrarian conflicts in the development of the project.

At the La Fortuna site, sufficient open ground is available for waste piles, stockpiles, tailings and potential leach pads for the operation envisioned. The key issues will be the topography, ground support strength, geotechnical characteristics, existing drainage systems and snowfall in the winter.

Pincock, Allen & Holt	Page 5.1
70563 May 9, 2008

Xstrata has proposed for the development of the project to construct an entirely new access route to the Pan American highway (See Figure 4-1). This will avoid many of the potential issues with the agricultural interests located along both river valley systems (the Huasco and the Algarrobal) that drain from the area of the El Morro properties. It also minimizes the issues of land ownership conflicts along the right-of-way because virtually the entire route of the roadway is on land owned by a single group. The new construction will require its own specific permits which are covered in Table 4-1. PAH notes that this construction is an admirable attempt to mitigate the potential impact of two of the most significant issues for the project – the protection of water quality and availability for existing communities, and the recognition of the culture and traditions of the indigenous communities.

A 1988 hydrogeological study of the Algarrobal-Hacienda Castilla area has shown that the actual hydraulic capacity of the aquifer would not be able to sustain the existing water rights, even without the development of the El Morro deposit. Due to the shortage of water in the proposed mine area, Xstrata concluded that a seawater desalination plant would offer the most reliable water supply over the lifetime of the mine operation.

Electric power required for the project will be supplied by the Chilean central power grid from a new substation to be installed at Algarrobal located 50 kilometers north of the existing Maintencillo substation near Vallenar and 83 kilometers south of the Cardones substation near Copiapó. Two overhead transmission lines will distribute power from the Algarrobal substation to the El Morro mine site facilities.

The proposed development by Xstrata has focused on the building of a concentrate filtration plant near the Pan American highway near the community of Las Cunas which is also on the proposed new access road to the El Morro site.

PAH notes that based on their previous experience in Chile at higher elevation operations, the impacts of snowfall, ice and freezing conditions need to be an important consideration during the design engineering for all surface structures and road access.

Pincock, Allen & Holt	Page 5.2
70563 May 9, 2008

6.0

HISTORY

Regional development and history has been primarily determined by the vagaries of the mining industry. Urban centers developed and faded away around the silver, copper, iron ore and other mining activities. The region was originally populated by the Diaguitas. The Spanish discoverer Diego de Almagro arrived in the Copiapó valley in 1536 and throughout colonial times the region was known as the Northern Frontier of the country. The city of Copiapó was established in 1744 (as San Francisco de la Selva), and Vallenar followed in 1789. After independence in 1832, Juan Godoy discovered the Chanarcillo silver mines south of Copiapó, and the silver mining rush extended afterwards in the 1850s to Chimberos and Tres Puntas north of Copiapó in the same Coastal Range belt. To improve the transport of ores to overseas smelters the first railroad in the country was built in 1850 to join Copiapó and Caldera.

During the second half of the 19th century, mining concentrated in the copper veins in the coastal area, especially in the Carrizal district.

In 1916 mining began at the Potrerillos porphyry copper deposit which is now closed. The Potrerillos smelter has survived by receiving concentrates mainly from the nearby El Salvador mine which is also in its final years of production. The Potrerillos smelter has a capacity to treat 680,000 tpy of concentrates.

In the 1980s exploration activities concentrated in the epithermal gold-silver deposits of the Maricunga district in the Altiplano northeast of Copiapó; leading to the commissioning of La Coipa, La Pepa and the operations of Minera Can Can. During the same period in the 1980s and 90s along the Atacama Fault Zone in the Coastal Cordillera, the IOCG Candelaria and Manto Verde mines were developed, and old deposits in the Tierra Amarilla district (Pucobre, Carola, Ojos del Salado) were revamped, and contributed to the feed of ENAMI's 315,000 tpy of concentrates smelter in Paipote near Copiapó. Additional epithermal gold deposits were developed in the 1990s in the Altiplano east of Copiapó including Refugio and Minera Marte.

Since the 1940s mining in the Huasco province where the El Morro project is located, concentrated in the iron ore mining along the Atacama Fault near the coast with the surviving operations being CMP at Algarrobo and Los Colorados near Vallenar. In spite of the higher prices of recent years, depletion lead to the decline of iron ore mining and mining in general in the province. More recently, the economy of the region saw the take-off of agriculture in the valleys, especially grape farming and its resultant demand on local water resources.

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70563 May 9, 2008

7.0

GEOLOGICAL SETTING

7.1

Regional Geology

The regional geology of the Fortuna area is shown in Figure 7-1. The deposit is located in a 400 square kilometer area centered on the El Morro Mining District which sits in the Main Cordillera of the Copiapó Region (Region III) in northern Chile. (Latitude 28º 38' South and Longitude 69º 53' West). Elevations in the vicinity of Fortuna range from 4,000 to 4,200 meters above sea level and the deposit lies on the water divide between the Huasco and Copiapó drainage systems approximately 140 kilometers east of the city of Vallenar. Chile has the world's largest natural endowment of copper resources and considerable effort has been, and is currently underway to study all of the aspects of copper and gold mineralization as it relates to subduction zones and earth plate movement which have had a dramatic impact on the specific location of most of the Chilean copper porphyries. The following discussion is based on a series of topics outlined by Constantino Mpodozis and Moyra Gardeweg of Aurum Consultores who have spent the past twenty years detailing the regional geology of this area of Chile for both the Chilean government and private industry. The discussion allows the placement of the Fortuna deposit in the El Morro Mining District into the regional setting and starts from the oldest rocks known in the area to the most recent following the outline below:

  The Late Paleozoic – Triassic Basement

  The Mesozoic Cover

  Paleocene-Early Eocene Explosive Volcanism: Los Altares Volcanic Sequence

  Eocene-Early Oligocene: Magmatism and Mineralization during the "Incaic" Tectonic Event

  Oligocene-Early Miocene Sediments, Ignimbrites and Intrusives

  The Miocene Cantaritos Gravels: Syntectonic Deposits Linked to the Uplift of the Cerros de Cantaritos Block

  Structural Geology and Tectonic Evolution

  Tectonic and Magmatic Controls on Mineralization Processes

The oldest exposed rocks in the El Morro District are late Paleozoic (Triassic?) intrusives and volcanics associated with the Elqui Limarí and Chollay Batholiths (Mpodozis and Kay, 1990, 1992) which form the basement to Mesozoic and Cenozoic volcanic and sedimentary sequences. The basement complex includes Late Carboniferous to early Permian subduction-related tonalites (Guanta Unit), Permian volcanics (Pastos Blancos Group) and a younger group of mostly leucocratic granitoids and rhyolitic porphyries, probably coeval with the Pastos Blancos Group volcanics (Ingaguás Complex Intrusives).

These units, which form part of the Choiyoi Large Igneous Province (Kay et al, 1989) are typical of most of the Main Andean range in the Atacama and Coquimbo Regions of northern Chile and, La Rioja and San Juan Provinces in Argentina, where they form the core of the Frontal Cordillera. They are unconformably covered by a thick sequence of Late Triassic mafic lavas (La Totora Formation), erupted during a generalized Late Triassic episode of extension and rifting before the onset of Mesozoic subduction in the early Jurassic.

Pincock, Allen & Holt	Page 7.1
70563 May 9, 2008

EL MORRO
LA FORTUNA
EL NEGRO
CERRO COLORADO
RINCON DE CANTARITOS
Falla Pirquenes
Qc
Alluvium
PEa(1)
Lower Los Altares Volcanics Ignimbrites
Kqs(1)
Lower Quebrada Seca Fm Conglomerates & Arenites
Mgc
Cantaritos Gravels
EOIpm
Intrusive Porphyries Associated with El Morro style Mineralization

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	METALLICA RESOURCES Inc.	FIGURE 7-1 REGIONAL GEOLOGY of the EL MORRO DISTRICT (after Mpodozis & Gardeweg)	Apr 2008
Project No. 70563	Project Name: El Morro Project		Drawing Name: Fig.7-1.cdr

Subduction-related tonalites of the Guanta Unit outcrop along the southwestern margin of the El Morro district. The most characteristic lithologies of this group consist of very coarse hornblende biotite tonalites which show numerous mafic inclusions and, in many places, a pervasive mylonitic foliation. Workers have dated some of these rocks with K-Ar and U/Pb methods at ages ranging ca. 310-300 Ma which places them in the Mid- to Late-Carboniferous age (Pankhurst et al, 1996).

The oldest stratified sequences outcropping in the El Morro District are Permian siliceous andesitic volcanic rocks with interbedded volcaniclastic and sedimentary strata of the Pastos Blancos Group (Martin et al, 1999). In the El Morro District the sequences include two units, the Piuquenes Unit and the El Negro Unit. The Piuquenes Unit is the lowermost and more extensive sequence, which outcrops in a fault-bounded uplifted block west of La Fortuna and El Negro. The Piuquenes Unit consists of a succession of welded rhyolitic tuffs, often containing fiammes and quartz "eyes" and pyroclastic breccias. The El Negro Unit overlies these siliceous rocks and consists of a sequence of aphanitic and porphyritic andesitic lavas interbedded with flow breccias, tuffs and grayish green shales, coarse-grained sandstones and conglomerates, which are all characteristically black in color due to the contact metamorphism (includes hornfels) produced by the intrusion of the numerous Eocene-early Oligocene stocks. The El Negro Unit outcrops mainly in the Quebrada Larga area near El Negro.

The Pastos Blancos Group rocks are intruded by a group of partly co-magmatic mostly leucocratic plutons of Permian to Triassic age. Within the boundaries of the El Morro District these granitoids form extensive batholiths as, for example, in the fault bounded Cerros de Cantaritos block, to the east of the La Fortuna area. Two major intrusive units (Chollay and El Colorado) form part of this suite of intrusives, which can be considered as part of the Permian to Triassic (Early Jurassic) Ingaguás Intrusive Complex, first described further south in the Elqui region by Nasi et al, (1985). The Chollay Unit is by far the regionally most important of these two units within the El Morro District. Chollay-type granites form most of the Cerros de Cantaritos block where they intrude volcanic sequences of the Pastos Blancos Group. Large outcrops of the Chollay intrusives also occur along the Cazadero River valley, east of Mina La Fortuna and also north of Río Manflas where they are unconformably covered by Triassic mafic lavas. The Chollay Unit is formed by leucocratic medium to coarse-grained pink monzogranites with biotite and subordinate amphibole. They form large homogeneous plutons, which were emplaced at shallower crustal levels than the Guanta tonalites as evidenced by the lack of textural imprints of synplutonic ductile deformation. Darker facies occur at Quebrada del Colorado and Río Maflas (Las Cuestecillas) where a large pluton of medium-grained melanocratic monzogranites outcrops in fault contact with the mafic lavas of the La Ternera Formation. This darker facies consists of a medium to coarse grained hornblende-biotite monzogranite with large prismatic plagioclase phenocrysts (20 to 22 percent), green hornblende with relict pyroxene cores (3 to 4 percent), chlorite-altered biotite laths (5 percent) and interstitial perthitic potassium feldspar and quartz in part forming graphic intergrowths.

The El Colorado Unit intrusives belonging to the Ingaguas Complex which outcrop in the El Morro District consist of small stocks of holo-leucocratic fine to coarse-grained "brick-red" granites and or quartz-rich rhyolitic porphyries which are part of the Elqui-Limari and Chollay batholiths (Mpodozis and Kay, 1990). They outcrop along the western zone of the El Morro District at Cazadereo and Quebrada Larga where they intrude the Pastos Blancos Group volcanic (El Negro Unit). A sample collected at Quebrada Larga corresponds to a holo-leucocratic medium to coarse-grained, high silica, quartz-rich (30 percent by volume), two mica (biotite, muscovite), monzogranite. No age dates are available for these intrusives in the El Morro District, but further to the south El Colorado intrusives have shown age date ranges between 242 and 200 Ma time intervals, or essentially Early Triassic Age.

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70563 May 9, 2008

7.1.1

Tectonic Significance of the Carboniferous-Triassic Magmatism

The Guanta tonalites formed from deep-seated plutons which are considered to represent the roots of a Late Carboniferous subduction-related magmatic arc which developed along the Chilean margin of Gondwana during the Late Paleozoic. Geochemical studies indicate that Ingaguás Complex granitoids represent magmas derived by large scale crustal melting associated with extensional orogenic collapse after the end of subduction along the proto Andean margin of Gondwana in mid Permian times (the "San Rafael" tectonic event of Llambias and Sato 1979; Mpodozis and Kay, 1992).

7.1.2

Late Triassic, Rift-Related Mafic Volcanism: La Totora Formation

The La Totora Formation is a thick volcanic sequence first described by Reutter (1974) in an area west of the El Morro District, where it unconformably overlies the Paleozoic basement (Guanta tonalites) and lies beneath Early Jurassic marine limestones. Within the El Morro District, the La Totora Formation comprises a sequence of mafic (basaltic) amygdaloidal lava flows hundreds of meters thick, volcaniclastic breccias, and minor lenses of continental clastic strata. It mainly outcrops in the western area of the El Morro District where it occurs unconformably lying on top of Permian granitoids of the Chollay unit and Pastos Blancos Group volcanics. The La Totora Formation represents the products of volcanic activity during a Triassic episode of extension that in many places in northern Chile gave birth to a series of interconnected, fault-bounded rift basins (hemigrabens). These basins were filled by marine, fluvial and lacustrine sediments and thick, bimodal volcanic sequences, including alkaline basalts and rhyolites, before the onset of Andean subduction during the late Early Jurassic (Charrier, 1970; Ramos and Kay, 1991; Mpodozis and Cornejo, 1997).

7.1.3

The Mesozoic Cover

As commonly occurs in northern Chile, the basement rocks of the El Morro District are capped by Mesozoic strata which accumulated during the initial stages of the Andean Tectonic Cycle (Mpodozis and Ramos, 1990). These volcanic and sedimentary strata, which serve as the pre-mineral country rock that host the younger porphyry intrusive related mineralization in the district, crop out primarily along the central part of the El Morro region, between Río Manflas and Quebrada Larga. The oldest sequence corresponds to a thin succession of Jurassic red beds known as the Lagunillas Formation deposited along the eastern (shore) margin of the northern Chile Jurassic-Early Cretaceous back-arc basin. In the El Morro District, the Lagunillas Formation comprises a thin sedimentary sequence, no more than 50 meters thick, which is easily recognized by its very peculiar "brick red" color. The Lagunillas Formation consists of a well bedded succession of fine to medium grained sandstones and mudstones, which form thin (centimeter thick) beds with ripple and tool marks, trace fossils and carbonate concretions and nodules. At Quebrada de la Caor, the base of the formation is represented by a 2m thick bed of clast supported sedimentary breccia with detritus derived from the erosion of the local basement (Chollay Granite). In more western outcrops at Quebrada del Colorado, near the base of the sequence, a thin bed of marine limestone embeds early Jurassic marine fossils.

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70563 May 9, 2008

The Late-Cretaceous (?) Quebrada Seca Formation, first described by Muzzio (1980), overlays the Lagunillas Formation unconformably. The Quebrada Seca Formation is a thick succession (more than 400m in places) of continental red beds (Lower Member) interbedded with subordinate welded rhyolitic tuffs, capped by a well stratified succession of basalts and basaltic andesites (Upper Member). Near La Fortuna the lower member unconformably overlies ignimbrites and tuffs of the Pastos Blancos Group. The sedimentary lower member at La Fortuna has beds gently dipping to the east while at Rio Manflas they are strongly folded and, in part, overturned. The lower member is formed by medium to coarse grained conglomerates and sandstones which host the copper-gold mineralization at La Fortuna and El Morro and are extensively intruded by andesitic dykes and sills, one of which yielded a K-Ar date of 42.3 ± 1.5 Ma. The thickness of the sedimentary member, which accumulated in a high-energy (braided river or proximal fan) fluvial environment, dramatically diminishes westward as sandstones become the dominant facies. In the area to the west of La Fortuna, the lower member never exceeds more than 100m total thickness.

The Upper Volcanic Member of the Quebrada Seca Formation comprises up to 300 meters of well bedded, mainly mafic (basaltic to andesitic) lavas which conformably overlie the sedimentary member both east and west of La Fortuna. These highly amygdaloidal lavas are interbedded with rare volcanic breccias and generally show a pervasive "propylitic" alteration typified by the occurrence of abundant epidote and chlorite. Strongly welded rhyolitic ignimbrites, such as the ones intercalated with the lower member of the Quebrada Seca Formation at El Morro, are common in many other Late Cretaceous volcano sedimentary sequences in the Copiapó region where they have been dated between 80 to 65 Ma (Cornejo et al, 1993).

The Quebrada Seca Formation was deposited after the "Peruvian" Tectonic Event which affected the whole Andean domain in the Early Late Cretaceous, at circa 85 Ma, leading to the tectonic closure of the Tarapacá back-arc basin. After this event, a series of discrete fault-bounded transtensional (?) basins were formed and filled by thick successions of late Cretaceous to Early Tertiary (85 – 64 Ma) sediments, basic lavas and ignimbrites (Mpodozis and Ramos, 1990). The exact location of the different depositional centers and the nature of the probable basin-bounding faults will require further investigations in the El Morro District.

7.1.4

Paleocene-Early Eocene Explosive Volcanism: Los Altares Volcanic Sequence

Similar to many localities in the Atacama region, the major Late Cretaceous-Early Paleocene compressional event is also recorded in the El Morro District. This tectonic episode ("K-T boundary event") is evidenced in the El Morro District by the angular unconformity that separates the Quebrada Seca Formation from a Paleocene to Early Eocene (?) group of rhyodacitic tuffs and minor andesite lavas (Los Altares Volcanic Sequence). This sequence is the local representative of the volcanism associated with the "Paleocene Belt" of northern Chile, which at this latitude, northwest and west of the El Morro District, includes the volcanic products of clustered caldera complexes, extrusive rhyolite domes and epizonal intrusive complexes (Arévalo et al, 1994).

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The Los Altares Volcanic Sequence crops out northwest and north of El Morro, where it unconformably overlies the Quebrada Seca Formation. The Los Altares sequence comprise tuffs and andesitic lavas and breccias. The lowermost portion is regionally referred to as the "Manflas Ignimbrites", and consist of white to pale yellow rhyodacitic, lithic-rich medium welded tuffs. These tuffs are commonly altered to carbonates and illite, and contain abundant corroded and "broken" quartz phenocrysts, sanidine, minor altered biotite and dacitic lithic fragments embedded within a vitriclastic matrix with small "fiammes" and shards. The tuffs are overlain by an upper, less extensive unit of andesitic lavas and breccias. Within the El Morro District, the Los Altares Sequence is strongly folded in a north-south trending, east-verging, overturned syncline which extends between Quebrada Los Altares and Quebrada de la Cruzada. Age dating of a sample collected north of Rio Manflas yielded a K-Ar (biotite) age of 46.0 ± 1.7 Ma which, together with its stratigraphic position, supports a Paleocene – Early Eocene age for the rocks. Mpodozis and Gardeweg have tentatively included in the Los Altares Sequence the extensively altered tuffs that host the copper-gold mineralization in the eastern part of the La Fortuna deposit and the gold mineralization in Cantaritos. This correlation is based upon the similar stratigraphic position of the La Fortuna dacitic crystal to lithic tuffs over red beds of Quebrada Seca Formation and the occurrence of tuffs of the Los Altares Volcanic Sequence that outcrop as isolated remnants below the Cantaritos Gravels, immediately north of La Fortuna.

7.1.5

Eocene – Early Oligocene: Magmatism and Mineralization during the "Incaic" Tectonic Event

The Paleocene volcanic episode ended as a consequence of another major unconformity/tectonic episode (Incaic event) before magmatic activity resumed in the El Morro District with the emplacement of numerous shallow-level intrusives, including the cluster of porphyries carrying the mineralization at La Fortuna, El Negro and Cantaritos. Evidence suggests that three eastward-younging intrusive belts were intruded during this general period in the El Morro District area together with the emplacement of volcanic/volcano sedimentary sequences, both to the east (Tronquitos del Manflas Strata) and to the west (Cerro Colorado Volcanic Complex) of the La Fortuna deposit. The occurrence of these volcanic units is a remarkable and distinct geologic feature of the El Morro District. Its geologic history is special when compared to other areas of northern Chile where volcanic sequences of this age are essentially unknown.

7.1.6

Eocene-Early Oligocene (?) Volcano-Sedimentary Sequences

The Tronquitos Del Manflas Strata outcrops east of La Fortuna as a thick succession (more than 200m) of coarse volcaniclastic breccias, conglomerates and locally cross-bedded sandstones. They form an almost 3 kilometer wide continuous longitudinal belt which extends from Quebrada del Río Grande in the south to Estero Tronquitos in the north. These gently eastward dipping strata unconformably overlie the Quebrada Seca Formation and are bounded to the east by the regionally relevant Miocene Cantaritos reverse fault. The dominant rock type in this unit consists of poorly sorted, partly indurated polymictic breccias. The clasts are volcanic, up to 2m in diameter and commonly sub angular. The intercalated conglomerates and laminated sandstones indicate a high energy fluvial depositional environment. Lavas are scarce and correspond to brecciated flows, some with peperitic textures. Under the microscope the rocks would be categorized as porphyritic, plagioclase-hornblende-pyroxene (± quartz) dacites, or plagioclase-pyroxene andesites. K-Ar age dates on amphiboles from a block from the breccia at Quebrada Verde yielded 42 ± 6 Ma, a Mid Miocene age.

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The Cerro Colorado Volcanic Complex appears as a thin sequence (50 – 80m) of sub horizontal andesitic lavas and breccias intruded by numerous columnar-jointed sills. This unit, which is apparently unaffected by the intrusive bodies associated with the alteration of the El Morro (possibly postdating it?), unconformably overlies the folded "Manflas Ignimbrites" and seals regional reverse faults which have tentatively been assigned an Eocene to Oligocene age, although no radiometric ages have yet been published.

7.1.7

Eocene-Early Oligocene Intrusives

Three "belts" of eastward younging (?) Eocene-Oligocene intrusives occur in the El Morro District. The Western Group crops out along the western border of the El Morro District as very irregular medium-sized plutons that intrude Triassic and Cretaceous strata. Further to the east the Central Late Eocene Group encompasses a cluster of variably altered porphyritic stocks, dykes and sills associated with the altered/mineralized zones of El Negro, La Fortuna, Cantaritos and El Morro; those to the east of Quebrada Larga and Quebrada Piuquenes, near the center of the El Morro District, are partially covered by Miocene rocks (Cantaritos gravels). The Eastern Group includes a string of larger and essentially unaltered shallow level dacitic sub volcanic bodies which intrude Cretaceous and Eocene strata.

The Western Group is probably the older and larger set of intrusives to which an Eocene age has been attributed. It includes a number of stocks with very irregular shapes that crop out around the northwestern corner of the El Morro District where they intrude lavas and sediments of the La Totora, Lagunillas and Quebrada Seca Formations producing widespread zones of hydrothermal alteration and contact metamorphism. A single age date with K-Ar whole rock analysis yielded an age of 39 ± 0.6 Ma obtained at Quebrada de La Brea, which is an isolated value and insufficient to characterize the age of this whole group of intrusives.

The Central Late Eocene Group includes the porphyry intrusions associated with the mineralization and alteration at the El Morro mineralized system. One of the most outstanding features of the El Morro District is the occurrence of a cluster of small-sized stocks and dikes whose composition ranges from coarse grained hornblende ± biotite dacites to fine-grained granodioritic porphyries and biotite-pyroxene microdiorites. These form a string of intrusive bodies that trend North-South along 5.5 kilometers in Quebrada Larga between La Fortuna and Cerro Colorado and West-Northwest between Quebrada Cantaritos and La Fortuna over a distance of 5 kilometers. The intrusive bodies outcrop in erosional windows below the Cantarito Gravels and display a prominent and conspicuous color anomaly. They are locally associated with hydrothermal breccias, silicic bodies and hydrothermally altered areas associated with copper-gold (±Mo) mineralization in the El Morro District. Individual stocks range from tens to 600 meters in diameter and show block or incipient prismatic jointing. The dikes are only tens of meters thick and characteristically show columnar jointing.

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The porphyritic hornblende ± biotite dacites are medium to coarse-grained and crystal rich, with 35 to 50 percent phenocrysts set in a groundmass with textures that range from granular to very fine with flow features and devitrification, some of them fragmented, more characteristic of necks or domes emplaced in a subvolcanic or even extrusive environment. Large (2-4mm) plagioclase crystals (25 to 35 percent) are the dominant phenocrysts in these rocks. Hornblende is the dominant ferromagnesian phase (6 to 14 percent) in the porphyries close to La Fortuna and the only ferromagnesian in Rincón de Cantaritos, while biotite dominates (2 to 10 percent) in the porphyries to the south from El Negro and Cerro Colorado. Quartz "eyes" occur in a third of the studied samples as sub-rounded, partially corroded, up to 4 mm crystals, showing no correlation with the dominance of hornblende or biotite. At the La Fortuna Hill porphyry, the coexistence of relatively fresh 1-2 mm plagioclase phenocrysts with larger (2-3mm) altered, sieved, rounded, partially reabsorbed argillized crystals that apparently replace potassium-feldspar, interpreted as xenocrysts incorporated from an older and more altered porphyry. PAH confirms the preceding description based on their examination of representative core holes at La Fortuna.

The porphyries associated with the copper mineralization show various degrees of alteration, often related to late-stage magmatic events that mainly affect the ferromagnesian phases and generate abundant epidote and intense zeolitization of the plagioclase phenocrysts and groundmass. The fine-grained biotite-pyroxene microdiorites and quartz microdiorites show heterogeneous textures, from locally porphyritic to equigranular. Phenocrysts are of plagioclase, quartz and relicts of pyroxenes altered to actinolite, set in a crystalling groundmass composed of abundant quartz intergrown with plagioclase with interstitial biotite, hornblende, magnetite and apatite.

The age of these porphyries in the El Morro District associated with significant copper mineralization has been established as Late Eocene to Early Oligocene, between 32.6 ± 1.3 and 39.3 ± 1 Ma, by K-Ar and Ar-Ar dating (Perello et al 1996, Paleczek 2003, and others) with alteration showing a similar range of ages. The wide range of these ages shows that El Morro District mineralization is closely linked and controlled by multiple pulses of porphyry intrusion which occurred successively during a 5 Ma time interval. Multiple phases of porphyry emplacement are one of the most striking and characteristic magmatic features associated with the giant deposits of the north Chilean Eocene-Oligocene porphyry copper belt (Cornejo et al, 1997).

The Eastern (Early Oligocene ?) Group is a very distinct group of intrusives which outcrop east of La Fortuna, in Quebrada Cantaritos, Pircas Blancas and Cerro Piuquenes, where large sub-volcanic bodies of "unaltered" dacite porphyries and sills form a north-south belt that intrude the Quebrada Seca Formation and the Tronquitos del Manflas Strata. This group includes three major very high-level intrusives that, in part show prismatic jointing: the Pircas Blancas, Quebrada La Escondida and Quebrada Cantaritos porphyries. The Quebrada La Escondida is a subvertical N10E trending dyke formed by medium to coarse grained dacites with 20 percent locally oriented plagioclase and hornblende and a minor volume of quartz. A K-Ar age of 33 ± 1.1 was obtained from a sample collected from the Quebrada Cantaritos porphyry.

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7.1.8

Oligocene-Early Miocene Sediments, Ignimbrites and Intrusives

The youngest Tertiary units in the El Morro District (Oligocene-Miocene) are essentially sedimentary and include a conspicuous, brightly colored sequence of Oligocene (?) eastward-tilted red conglomerates and breccias (El Marancel Strata) that outcrop along the footwall of the Cantaritos Fault. Further to the west, isolated remnants of once much more widely distributed, sub-horizontal, early Miocene ignimbrites (Cantaritos Ignimbrites) appear below Miocene gravels.

The El Marancel Strata is an up to 300 m thick red continental sedimentary sequence which apparently conformably overlies the Tronquitos del Manflas Strata east of Quebrada Tronquitos and further north, at Quebrada Verde, in the Estero Tronquitos region. To the east, this sequence is in fault contact (Cantaritos Fault) with the Pastos Blancos Group volcanics and Chollay granites that form the uplifted Cerros de Cantaritos basement block. The sequence, which generally dips 20 to 30 degrees east consists of mid-sized, clast supported, sedimentary breccias that exhibits poorly defined, in part lenticular beds 30 to 40 centimeters thick. The facies association indicates that these sediments were deposited as debris flow deposits in proximal alluvial fans, under semiarid to arid climatic conditions. The angular clasts consist of may of the surrounding lithologies including Permian granites of the Chollay unit, rhyolitic porphyries, and ignimbrites of the Pastos Blancos Group and more mafic lavas.

Volcanism related only to the early stages of the modern Central Andes magmatic arc (CVZ) occurs in the El Morro District where it is represented by two rhyolitic to rhyodacitic, moderately welded to non-welded ignimbrites (Cantaritos Ignimbrites) that crop out in a narrow belt 3½ kilometers wide below Miocene Gravels, east of La Fortuna. The Lower Cantaritos Ignimbrite is a relatively small ignimbrite sheet south of Rio Manflas where it unconformably covers the Tronquitos del Manflas Strata and Oligocene porphyries and consists of moderately welded tuff with incipient columnar joints. Age dating puts the unit at Early Miocene (21.8 ± 0.7; 22.0 ± 0.6 Ma) from K-Ar biotite analyses. The Upper Cantaritos Ignimbrite is restricted to two small outcrops at Rincon De Cantaritos where it is a white-grayish, moderately welded rhyodacitic ignimbrite. As a whole, both the Cantaritos and the Argentine ignimbrites can be correlated with the Tilito Formation of the Doña Ana Group in the El Indio Belt (Nasi et al, 1990) which represents the first episode of Neogene volcanism that can be trace along the whole Central Andes.

The youngest magmatic unit exposed in the El Morro District is a group of isolated leucocratic granitoid stocks that intrude the Paleozoic Chollay Granites and Pastos Blancos volcanics to the east of the Cantaritos Fault. Some of these stocks are associated with extensive zones of hydrothermal alteration. Two age dates based on K-Ar whole rock analyses yield ages of 18.3 Ma and a slightly older 22.3 Ma from the associated hydrothermal alteration halo (Mpodozis and Kay, 2003). These intrusives are somewhat similar to those of the Maricunga Belt but appear to be older than the porphyries of the Maricunga Belt (18.2 to 14.8 Ma).

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7.1.9

The Miocene Cantaritos Gravels: Syntectonic Deposits Linked to the Uplift of the Cerros De Cantaritos Block

One of the most apparent and visible geologic units in the El Morro District is a sequence of up to 350 meters of coarse conglomerates and gravels (Cantaritos Gravels) which conformably overlie the Cantaritos Ignimbrite or lays unconformably over older units. Although there are no precise age constraints for these gravels, stratigraphic relations and regional correlations indicate that they are equivalent to the Middle Miocene Atacama Gravels (Segestrom, 1968). The Atacama Gravels, which extensively cover the western Andean slope in the Copiapó region to the northwest were accumulated under progressively drier climatic conditions as a consequence of Andean uplift (Nalpas et al, 2005).

The Cantaritos Gravels form a coarsening upward sequence. The basal conglomerates fill erosional fluvial channels carved in the sandstones. The relative proportion of conglomerates increases upwards as the sequence, progressively evolves to be unconsolidated, very coarse gravels with blocks locally to 1 meter in diameter. All local and regional lithologies are represented in the clast composition. From a tectonic viewpoint, the Cantaritos Gravels represent syntectonic deposits related to an unroofing sedimentary sequence associated with activity of the Cantaritos Fault during the Miocene.

7.1.10

Structural Geology and Tectonic Evolution

The structure of the El Morro District shows the typical thick-skinned style of the Main Andean Cordillera of Chile between 28º to 31º South Latitude. This style is dominated by high angle east and west verging reverse faults and uplifted basement blocks separated by relative tectonic "depressions" or "grabens" where the Mesozoic and Tertiary cover sequences have been preserved from erosion. This is the case of the El Morro District which sits at the center of a tectonic depression enclosed to the west by the west dipping Cazadero fault and, to the east by the east dipping Cantaritos fault. The Cantaritos fault was active during the Miocene as indicated by the syntectonic Cantaritos gravels which once filled most of the El Morro District depression, recording the progressive uplift and "unroofing" of the Cerros de Cantaritos basement block.

Older, late Cretaceous, early Paleocene and Eocene-Early Oligocene, mainly compressional, deformation episodes significantly contributed to the El Morro District structural architecture. The most relevant of these was the Eocene-Early Oligocene "Incaic" event, which was intimately associated with the emplacement of the intrusives hosting the mineralization in the district. Incaic-age structures are exposed, west of La Fortuna, as a set of north- south trending high angle reverse faults (La Iglesia, Manflas, Piuquenes, Vizcachas-La Guardia Faults). These faults postdate the Paleocene – Early Eocene Los Altares Sequence and are undoubtedly older than the Cantaritos Gravels and the Cerro Colorado Volcanic Complex. North of El Morro, this last unit unconformably overlies strongly folded and faulted ignimbrites of possible Paleocene-early Oligocene age as well as sealing the regional high angle faults.

The most outstanding feature of the Incaic reverse faults is the fact that they change dip along strike when traversing the El Morro District from north to south. North of Quebrada Piuquenes, the Vizcachas-La Guardia Fault dips to the west, but its southern extension (Piuquenes Fault) dips to the east. The change in dip is associated with a corridor of west to northwest, sub vertical "transfer of tear" faults which show map-scale evidence of left lateral strike slip displacements and concentrate most of the strain induced by the change of dip on the master reverse faults. The transfer fault zone extends to the southeast towards La Fortuna and Cantaritos where mineralized porphyries were emplaced syntectonically, similar to most major Eocene-Early Oligocene porphyry copper deposits of northern Chile, during the Incaic tectonic event.

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7.2

Property Geology

Figure 7-2 shows a typical stratigraphic section for El Morro. A map showing the geology of the property is presented in Figure 7-3. Geologic sections, looking northwest, are shown in Figures 7-4 through 7-6.

The porphyry-style copper mineralization in the El Morro District is linked to a cluster of multiple porphyry intrusions emplaced syntectonically during the Eocene-Early Oligocene "Incaic" event, along an East-West to West-Northwest transfer or "tear fault corridor which accommodated changes in the sense of displacement of large North South trending regional basement faults. Changes in the thickness of Mesozoic sedimentary and volcanic sequences north and south of this structural corridor suggests that it may be an older inherited structure (possibly Triassic rifting) that was reactivated during thick-skinned (Eocene-Early Oligocene) "Incaic" faulting.

The La Fortuna copper-gold porphyry system extends over an 850m by 450m north-south elongated area and is intrusive into the Tertiary volcanic host rocks. The mineralization, including that which extends into the host country rocks consists of an 800 to 900-meter diameter, subvertical, cylinder-shaped mineralized zone which extends downward to depths of 1000 meters below surface and remains open at depth.

7.2.1

Lithology

The Paleocene to Early Eocene volcanic host rocks to the intrusive consist of dacitic crystal tuffs which locally grade into lithic tuffs or even volcanic breccias and agglomerates of the Los Altares Volcanic Sequence. Two productive copper-bearing porphyry phases include the Feldspar Porphyry (FP) and the Quartz Porphyry (QP). The FP with a medium to coarse granular texture and scarce groundmass, has been classified as a porphyry because of the two grain size populations it shows; the abundance of plagioclase crystals, lesser amounts of biotite, scarce amphibole and occasionally up to 5 percent quartz grains has led to the rock being variously classified as quartz-monzodiorite, monzodiorite, granodiorite and dacite porphyry. The QP has a texture almost entirely obliterated by the intense phyllic alteration, but showing in places relicts of porphyry to micro-crystalling texture where mafics are hard to distinguish in the mass of plagioclase crystals: the rock has been variously described as a microdiorite, dacite, andesite and monzodiorite porphyry. PAH notes that original lithologic descriptions in highly altered rocks are often dependent on the individual logging them because of the severe masking of original lithologies by subsequent mineralization and alteration events. PAH is in agreement with the description of the two productive porphyry phases.

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Oligocene - Lower Miocene Magmatism, Volcanism And Sedimentation
Eocene - Lower Oligocene Magmatism, Mineralisation, Volcanism And Sedimentation
Los Altares Volcanic Sequence (Palaeocene - Lower Eocene)
Quebrada Seca Formation (Upper Cretaceous Sedimentation And Volcanism)
Lagunillas Formation (Jurassic Sedimentation)
La Totora Formation (Upper Triassic Volcanism)
Palaeozoic - Triassic Basement

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	METALLICA RESOURCES inc.	FIGURE 7-2 REGIONAL STRATIGRAPHIC COLUMN of the EL MORRO AREA	Apr/2008
Project No. 70563	Project Name El Morro Project		Drawing Name Fig.7-2.dwg

LEGEND
413,000-E
413,500-E
6,833,500-N
6,833,000-N
6,832,500-N
SCALE
METERS

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70583

Drawing Provided by/Prepared for
METALLICA RESOURCES inc.

Project Name
El Morro Project

FIGURE 7-3
LA FORTUNA PORPHYRY SYSTEM

Date of Issue
Apr/2008

Drawing Name
Fig.7-3.dwg

SW
NE
MINERALIZATION
SIMBOLOGY

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	METALLICA RESOURCES Inc.	FIGURE 7-4 LA FORTUNA AREA CROSS SECTION S-2295	Apr/2006
Project No. 70563	Project Name: El Morro Project		Drawing Name: Fig.7-4.dwg

SW
NE
MINERALIZATION
SIMBOLOGY

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70563

Drawing Provided by/Prepared for
METALLICA RESOURCES Inc.

Project Name
El Morro Project

Date of Issue
Apr/2006

Drawing Name
Fig.7-5.dwg

SW
NE
MINERALIZATION
SIMBOLOGY

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	METALLICA RESOURCES inc.	FIGURE 7-6 LA FORTUNA AREA CROSS SECTION S-2555	Apr/2006
Project No. 70563	Project Name El Morro Project		Drawing Name Fig.7-6.dwg

A third intermineral porphyry phase, very similar to the FP in composition, is that of the Biotite Porphyry (BP), with approximately 40 percent plagioclase and minor amphibole and biotite phenocrysts, up to 5 percent quartz, and a microcrystalline groundmass formed by the same minerals. This unit has been variously described as a dacite, granodiorite or quartz-monzonite porphyry. Though similar to the FP in composition, the BP has a clearly distinctive porphyry texture. BP appears to be younger than the FP and QP in places because it intrudes into them, but in other places both FP and QP are intrusive into the BP, all units present in subvertical cylindrical to dyke-like shapes. PAH notes that some of these intricate contact relationships will not be entirely sorted out until actual production mining occurs, because alteration effects associated with mineralization can dramatically change the textural characteristics of porphyritic rocks.

Younger late fresh and barren porphyry phases are represented by subvertical dyke-like bodies of amphibole porphyry (AP) and late porphyry (LP), the former only occurring in the central part of the deposit (the historic La Fortuna vein mine). These later dykes are controlled by the Northwest structures probably related to late tensional collapse events. Both units contain plagioclase-amphibole-biotite phenocrysts in a microcrystalline groundmass but the main difference is in the proportions of amphibole and biotite, with biotite dominant in the LP and amphibole in the AP.

A variety of igneous breccia textures occur along the contacts between intrusive phases and along the contacts of the intrusive rocks with the host country rocks. The main Northwest structures also control the emplacement of Intrusive/Tectonic Breccias, as well as of Hydrothermal Breccias (HB) where the dominant matrix may be either siliceous, tourmaline, quartz-sericite, or sulfide rich.

The mineralization and altered copper porphyries are covered by a post-mineral gravel deposit (Cantaritos Gravels).

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8.0

DEPOSIT TYPE

The La Fortuna deposit is a typical copper-gold porphyry system consisting of multiple phases of similar composition intrusives, concentrated within a near vertical ovate cylinder of alteration and mineralization. The porphyritic copper-bearing igneous rocks are intrusive into host volcanic and sedimentary rocks which have also been altered and mineralized with copper but to a much lesser degree, and the mineralization falls off dramatically with distance from the host intrusives. Most porphyry systems, La Fortuna included, consist of variable intensities of quartz veinlet swarms, breccia zones and rarely large vein zones. PAH noted that no large veins wider than 20 centimeters were observed in the core examined; the bulk of mineralization was associated with intense vein stockworks of narrow veinlets.

Although two major porphyries the Feldspar Porphyry (FP) and the Quartz Porphyry (QP) host the bulk of the copper mineralization at La Fortuna, the Biotite Porphyry is also mineralized. Other centers of mineralization are known on the El Morro Exploration concessions (El Morro and El Negro), but none have yet demonstrated potential economically significant accumulations of copper, so have been ignored for the purposes of this report, which concentrates exclusively on the La Fortuna deposit.

Mineralization at La Fortuna consists of an upper leached zone (Leached Cap) where copper has been essentially transported downwards by groundwater solution, a secondary zone of enrichment where copper leached from the near surface area has been transferred downwards and re-precipitated (Secondary enrichment), and the lowermost Hypogene zone consisting of original sulfide accumulations in the host porphyritic intrusives.

Mineralization and the associated alteration in porphyry systems can be quite complex due to the movement of groundwater tables, mineralizing solutions and the telescoping effect of one alteration/ mineralization being superimposed on pre-existing alteration/mineralization. The relationships between multiple phases of alteration and mineralization are often difficult to accurately assess when the only rocks available for examination are steeply oriented, three-inch or less cylinders of rock from diamond drilling.

Figure 8-1 illustrates the effect of waste porphyry dykes intrusive into mineralized copper porphyries as shown in diamond drill hole DDHF-141. In this hole copper grade is increasing with depth below the supergene enrichment zone but then encounters two dykes which drop in grade to generally below 0.20 percent copper before resuming their much higher grade (+1.00 percent) in the porphyry that is mineralized. The gold trends show the same impact by the waste dykes.

Figure 8-1 also illustrates some interesting copper to gold ratios. In the supergene enrichment, the copper grades in percent Cu are a nominal three times higher than the corresponding gold grade in grams per tonne. Through the hypogene zone from 100 to 600 meters depth, the copper to gold ratio is a nominal one to one. In the deeper portions of the orebody, greater than 600 meters depth, the gold grade (g/t) increases to two times the copper grade (%). The correlation of copper and gold grade is illustrated in the scatterplot shown in Figure 8-2.

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DDHF-141 (REC-2)
Copper
Gold
Supergene Enrichment
Leyes Cu (%) - Au (g/t)
Profundidad (m)
0.95% Cu
0.90% Cu
0.65% Cu
0.50-0.85% Cu
Dyke
Dyke

Prepared by: **pincock, allen & holt**
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70563

Drawing Produced by/Prepared for: *METALLICA RESOURCES Inc.*

Project Name: El Morro Project

Date of Issue: Apr/2008

Drawing Name: Fig.8-1.cdr

AU (g/t)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
CU (%)

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 960 Lakewood, Colorado 80228 Phone (303) 986-6950	*METALLICA RESOURCES Inc.*	FIGURE 8-2 SCATTER PLOT CORRELATION of Cu vs Au SAMPLES	Apr/2008
Project No. 70583	Project Name: El Morro Project		Drawing Name: Fig.8-2.dwg

9.0

MINERALIZATION

The La Fortuna porphyry system is a typical copper-gold porphyry system where at depth in the primary zone the productive copper phases show the following crosscutting vein systems:

B Veins. The B veins are considered abundant SiO2 fluxing veins which are thin (no wider than a few millimeters) and filled with grey sugary quartz, chalcopyrite mostly interstitial to the quartz grains, and occasionally containing some bornite and magnetite. B veins cut both A and M Veins of early stages, and are in turn cut by D Veins.

A and M Veins. There are moderate to minor amounts of these veins which are relicts of the potassic core. A Veins range from a few millimeters to a few centimeters in width, with irregular wavy shapes and frequent pink color derived from the quartz plus K-feldspar fill/staining; they sometimes display a central suture of sulfides, mainly pyrite besides chalcopyrite and scarce bornite. M Veins are thin (hair size to millimeter sizes), irregular, with chlorite haloes and in the quartz fill are rich in magnetite, as well as biotite, bornite and occasionally chalcopyrite plus pyrite.

D Veins. Thin D veins with sericite haloes and filled with chalcopyrite, pyrite and quartz are related to areas of intense phyllic alteration.

Hypogene zoning shows a core dominated by potassic alteration, and beyond that core a zone of sodic overprinting, as well as phyllic/sericitic overprinting and finally a kaolinite-rich intermediate argillic alteration along the margins of the deposit.

Gold shows an extremely good correlation with copper content, which quantitative mineralogy studies have demonstrated to be due to its close association with chalcopyrite grains.

The emplacement of the porphyry system and its hypogene mineralization some 30 to 35 Ma ago, and its burial and sealing by the deposition of the gravel cover about 22 Ma ago, allowed for exposure, leaching and the development of a secondary enrichment horizon over close to a 10-million year time span. Towards the end of this period, the downdropping of the blocks to the north of the NW-trending structural system would have been already initiated and finally resulted in:

  The unroofing of the southern part of the deposit where the secondary enrichment horizon is just a few meters below surface and deeper levels of the system are close to surface, possibly with a less intense intermediate argillic/phyllic overprint and a lower degree of sulfidization yielding a weaker enrichment.

  The burial and preservation of a more intense enrichment horizon in higher levels of the system in the northern part of the deposit. In this northern part of the deposit, the enrichment horizon is covered by about 150m of barren gravels and a preserved leach cap.

Pincock, Allen & Holt	Page 9.1
70563 May 9, 2008

At the top of the enrichment horizon, a less than 10m thick mixed zone of secondary sulfides and oxides occurs. The secondary sulfides horizon underneath shows the following features:

  An up to 15m thick upper level, with high copper grades and a sulfide mineralogy consisting of 70 to 80 percent chalcocite and 20 to 30 percent pyrite.

  An up to 180m thick lower portion, with lower copper grades and a sulfide mineralogy of 5 to 30 percent chalcocite, 30 to 50 percent chalcopyrite and balancing amounts of pyrite.

As previously mentioned, the ores in the primary zone are dominated by gold-bearing chalcopyrite, mostly as small 30 to 60 micron blebs interstitial to the quartz grains of the sugary B Veins, i.e., they are hard to see with the naked eye and are inferred only from the intensity of the stockwork quartz veins.

The layering and complexity of the leached capping, the secondary enrichment zone and the mixed and hypogene primary mineralization has led to the classification of mineralized material into five relevant end members for metallurgical and resource classification. The determination of these five end members was based on quantitative mineral analysis using a Scanning Electron Microscope, an Electron Probe Microanalysis, and X-ray Powder Diffraction. The following end members are:

  Weakly Enriched Supergene (WES) sulfide mineralization of the southern block (of sulfides: 77 percent chalcocite, 7 percent bornite, 5.5 percent chalcopyrite, 4 percent covellite, 4 percent enargite/tennantite/tetrahedrite).

  Strongly Enriched Supergene (SES) sulfide mineralization of the northern block (of sulfides: 95 percent chalcocite, 1 percent bornite, 2 percent chalcopyrite, 0.3 percent covellite, 0.67 percent enargite group).

  Quartz Porphyry Hypogene – High Gold (HGH) mineralization, where all productive porphyries were included (FP,QP) and ores grade in general at > 0.7 gpt Au (of sulfides: 90 percent chalcopyrite, 4.3 percent chalcocite, 1.75 percent bornite, 0.93 percent covellite, 2.68 percent enargite group).

  Quartz Porphyry Hypogene – Low Gold (LGH) mineralization, all productive porphyries included and generally grading at < 0.7 gpt Au (of sulfides: 86 percent chalcopyrite, 8 percent chalcocite, 3.5 percent bornite, 0.5 percent covellite, 1.56 percent enargite group).

  Tuff (TUFF), consisting mostly of supergene sulfide enrichment extending into the country rocks (of sulfides: 9.6 percent chalcopyrite, 85.9 percent chalcocite, 0.7 percent bornite, 0.9 percent covellite, 0.73 percent enargite group).

Under the rocks of the "Quartz Porphyry" classification, both phases of the productive porphyries were included: the Quartz Porphyry (QP) sensu stricto as well as the Feldspar Porphyry (FP). Although there is not a clearly proven correspondence between the High Gold and Low Gold end members here with respect to the QP and FP intrusive phases, their modal mineralogy suggests a relationship of that type.

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70563 May 9, 2008

Visible gold was identified in only five samples, in grains ranging from 5 to 10 microns in size and always as electrum, the gold-silver alloy. The gold grains were either enclosed within chalcopyrite grains or along the silicate-chalcopyrite grain boundaries.

The primary arsenic mineral is tennantite (Cu3AsS3) containing some zinc; however, enargite (Cu3AsS4), tetrahedrite (Cu3SbS3) and goldfieldite (Cu12 (Te, Sb, AS)4S13 ) have also been identified.

PAH noted considerable amounts of tourmaline both as rosettes and vein selvages throughout the vertical range of mineralization, sometimes intimately associated with chalcopyrite and sometimes being replaced by the chalcopyrite. It appears that the volume percentage of tourmaline increases with depth; however, the Xstrata site geologists said that tourmaline was irregularly distributed throughout the deposit. It was observed that the black tourmaline is frequently altered to a green chlorite alteration mineral. It also appears that the content of bornite is increasing with depth. The few deepest holes in the deposit contain both the highest copper grades and the greatest amount of bornite.

Magnetite was observed to range throughout the hypogene zone. PAH noted disseminated magnetite as well as magnetite as centerlines with chalcopyrite in quartz veinlets. The magnetite and magnetite veinlets were not observed to be abundant but possibly many of the former magnetite sites are now chalcopyrite sites. Minor purple veining in the quartz may be hematite and not amethyst.

Because of the telescoping of multiple clay alteration assemblages, none of the alteration was very obvious or distinctly separate. PAH saw no massive sericite replacement or carbonate veins but considerable amounts of core exhibiting greenish alteration or buff/beige alteration of the feldspars. There were no good graphic quartz grains but there were lots of rounded quartz eyes measuring 1 to 2 mm in diameter. PAH did not observe any good intrusive or tourmaline or igneous breccias but these are apparently more common near the edges of the intrusive stock, which is often the case. PAH observed that the intense "igneous breccia" zones (greater than 60 veinlets per meter) were perhaps better described as sheeted vein zones because the veins are in all directions. The largest vein observed in all core examined by PAH was approximately 12 to 15 centimeters thick at an angle of 15 degrees to the core axis. The quartz vein had disseminated chalcopyrite but copper grades were of average tenor (approximately 0.7 percent Cu).

Overall, PAH's impression was that Xstrata is collecting an above average amount of geologic information in a careful and methodical manner, and providing the necessary supervision to ensure that observations and records were consistent regardless of geologist or technician conducting the evaluation.

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10.0

EXPLORATION

Small scale mining activity was known in 1931 when a report mentioned the abandoned Piuquenes (now El Morro), La Fortuna, Potrerillo and Cantarito copper and gold vein mines belonging then to the Griffin Garat family. In 1964, the Cayo Ardiles family claimed at La Fortuna the Santa Julia rights, and in 1984 Messrs. Rene Martin and Osvaldo Frias claimed the Cantarito (95 ha) and Tronquito (65 ha) properties peripheral to the Santa Julia rights. In 1987-1988, Mr. Leonel Polgatti and Compania Minera del Pacifico (CMP) conducted geological and geochemical exploration for precious metal epithermal deposits at Piuquenes (El Morro) and La Fortuna.

During the period of 1992 through 1994 BHP acquired mining claim rights surrounding Santa Julia and the Cantarito-Tronquitos properties. The BHP exploration involved geophysics, geochemistry, geologic mapping and drilling of both reverse circulation and diamond core. At La Fortuna 3,567 meters were drilled, 1,376 meters at Cantarito and 100 meters at El Negro. Using a porphyry copper-gold model the La Fortuna zone was interpreted as structurally controlled high sulfidation mineralization with an estimated resource of 60 Mt at 0.50 percent copper, while El Negro was estimated at 100 Mt at 0.30 percent copper and 0.4 g/t gold. BHP shelved the project because it did not meet its deposit size and grade objectives.

Metallica Resources, Inc. was attracted by the high grade Cantarito epithermal gold structures and in 1997 optioned the area from BHP, claimed adjacent exploration ground at El Morro (formerly the Piuquenes prospect) and in 1998 signed a purchase option agreement with Sociedad Legal Minera Tronquito and Sociedad Legal Minera Cantarito (Rene Martin-Osvaldo Frias), consolidating its control over a total area of 3,354 hectares. Metallica conducted general reconnaissance, geochemical and geophysical studies during 1997 and 1998, and in 1999 drilled El Morro where porphyry-type copper-gold-molybdenum mineralization was encountered: the best reverse circulation hole RDM-2 was twinned with diamond drill hole DDHM-1, where the intercept was 170 meters at 0.83 percent copper, 0.26 g/t gold and 0.014% molybdenum. Several unsuccessful attempts were made to negotiate the acquisition of the small Santa Julia property which covered the area of the old mines. As a result of the successful 1999 drilling campaign, Metallica expanded its holdings on El Morro ground with additional exploration claims, its holdings eventually totaling 14,300 hectares. During this two year period from 1997 to 1999, Metallica drilled 3,213 meters of reverse circulation in 17 holes divided between the four areas of El Morro (seven holes), La Fortuna (four holes), Cantarito (four holes) and El Negro (two holes). Additionally one core hole was drilled at El Morro to a depth of 500 meters.

Pincock, Allen & Holt	Page 10.1
70563 May 9, 2008

In September 1999, Noranda Chile Ltda. signed a Joint Venture agreement with Metallica that included the underlying agreements with BHP and the Sociedad Legal Minera Cantarito & Tronquito, and committed Noranda to fund the exploration effort on the property. The Santa Julia property was purchased later on and integrated into the Joint Venture. Field exploration efforts concentrated on expanding the El Morro discovery in DDHM-1 with diamond drilling on 200 m spacing. Although consistent mineralization was intersected, no porphyry was identified and the grades at that time did not justify further drilling. The four holes drilled at La Fortuna in 2000 confirmed the Cu-Au porphyry potential of this area and from then on (2000 to present) the focus of the project has been the exploration in the district and resource delineation at La Fortuna. During the period 2000 to 2006, 14 holes were drilled at El Morro: 146 holes (including 58,461m in 141 diamond holes) at La Fortuna; 26 holes at El Negro, and two holes at Cerro Colorado. Additionally magnetic and electrical geophysical surveys were conducted over all the mineralized indications as well as geochemical soil sampling and chip sampling. In 2003, Noranda estimated inferred resources for the El Morro deposit at 45 Mt at 0.50 percent copper and 0.18 g/t gold corresponding to the enriched sulfide horizon beneath a 40-140m thick leached cap; with the mineralization exhibiting strong structural control. The drilling at El Morro intersected country rocks and dacitic dykes up to 30m wide possibly related to the mineralizing event.

Exploration in 2007 focused on infill drilling of 14 new drill holes to increase the knowledge and volume of measured resources within the first five years of the mine and also to improve the quality of the reserves within the pit design. Exploration drilling is discussed further in Section 11.

Pincock, Allen & Holt	Page 10.2
70563 May 9, 2008

11.0

DRILLING

11.1

Summary

Xstrata and predecessor companies have completed 98,575 meters of drilling in 273 drill holes on the El Morro property as of the end of December 2007. The total includes reverse circulation (RC) holes which were completed prior to 2005 and the interpretation of the geologic data was incorporated into the current resource estimate; however, the assay data from the RC holes have not been used in the estimation of metal grades for the La Fortuna mineral resource. Previous technical reports done by competent persons have been used by PAH as background information for the current report (i.e., NI 43-101 Mineral Resource Estimate, December 2006, Technical Report Update, May 2005 and Technical Report November 2001). Most of the drilling at La Fortuna took place from 2005 to 2007. A summary of all drilling in the El Morro area is presented in Table 11-1.

Figure 11-1 illustrates the drilling sites for diamond and RC drilling as well as the resource outline. All drill logs and assay data sheets for all of the holes are available, and drill hole locations, sample intervals and assays have been compiled into a computer database. This information constitutes a portion of the data that was reviewed by PAH during the due diligence process for this report. PAH selected a number of core holes for detailed examination during the site visit and noted that the core storage is highly organized and easily accessible. Table 11-2 lists the various drilling information that was used for the resource model from campaigns conducted at the La Fortuna site since 1993.

11.2

Drill Hole Spacing

The definition and delineation drilling on the La Fortuna deposit centers on the La Fortuna porphyry stock; a north-northeast oriented ovate intrusive body measuring approximately 800 meters long by 600 meters wide and extending to at least one kilometer in vertical depth. The central portion of the deposit has been delineated at a nominal drill grid spacing of 55 by 55 meters with most of the holes inclined -65º to -70º either to the southwest or northeast (azimuth 30º or 210º) with several holes drilled orthogonally to the drill grid. Within the volume represented by the current resource block model, drill hole depths average 412 meters and range from a minimum of 84 meters to a maximum of 970 meters testing a vertical profile that extends between 4,100 to 3,200 meters elevation. This excludes the deeper portion of DDHF-39 which was drilled to a total depth of 970 meters and bottomed in mineralization at the 3,074 meter elevation.

The area covered by the 55 by 55 meter grid covers the central sulfide dominated portion of the deposit and approximates the portion of the deposit that has been classified as a "Measured" mineral resource and extends through a volume of approximately 450 meters east-west by 650 meters north-south by 450 meters deep. Surrounding this area is a 200 meter ring of wider spaced drilling at a nominal 100 to 150 meter spacing with drill hole orientations similar to those in the smaller grid previously described above.

Pincock, Allen & Holt	Page 11.1
70563 May 9, 2008

TABLE 11-1
Metallica Resources
El Morro Project, Chile
Feasibility Study
Drill Hole Summary by Xstrata and Predecessor Companies

				Number of	Drilled
Operator	Campaign	Area	Drill Type	Drill Holes	Length (m)
BHP	1993	La Fortuna	Reverse Circulation	1	200.00
			Diamond Drill Hole	1	400.30
		Cantarito	Reverse Circulation	10	997.00
	1993-1994	La Fortuna	Reverse Circulation	12	2,967.05
	1994	El Negro	Reverse Circulation	1	100.00
		Cantarito	Reverse Circulation	4	379.00
BHP Total				29	5,043.35
Metallica	1997-1999	La Fortuna	Reverse Circulation	4	908.00
	1999	El Morro	Reverse Circulation	7	1,547.00
			Diamond Drill Hole	1	500.10
		El Negro	Reverse Circulation	2	418.00
		Cantarito	Reverse Circulation	4	340.00
Metallica Total				18	3,713.10
Noranda	2000	Camp (La Fortuna)	Diamond Drill Hole	1	199.16
		El Morro	Diamond Drill Hole	11	2,949.32
		La Fortuna	Diamond Drill Hole	5	1,615.81
	2001	Camp (La Fortuna)	Diamond Drill Hole	2	602.90
		El Negro	Diamond Drill Hole	17	5,273.16
		La Fortuna	Diamond Drill Hole	20	8,929.13
	2002	Campamento Nuevo	Reverse Circulation	1	100.00
		Cerro Colorado	Reverse Circulation	2	634.00
		El Morro	Reverse Circulation	3	1,094.00
		El Negro	Reverse Circulation	6	1,378.00
			Diamond Drill Hole	3	748.55
		Halo Veins	Reverse Circulation	2	620.00
		La Fortuna	Reverse Circulation	5	1,538.00
			Diamond Drill Hole	16	8,463.65
		Cantarito	Reverse Circulation	1	394.00
		Target 1	Reverse Circulation	2	716.00
Noranda Total				97	35,255.68
Falconbridge	2005	La Fortuna	Diamond Drill Hole	23	9,931.75
	2005-2006	La Fortuna	Diamond Drill Hole	74	28,718.65
Falconbridge Total				97	38,650.40
Xstrata Copper	2006	La Fortuna	Diamond Drill Hole	9	6,208.35
	2006-2007	La Fortuna	Diamond Drill Hole	9	4,272.50
	2007	La Fortuna	Diamond Drill Hole	14	5,431.80
Xstrata Copper Total				32	15,912.65
Total				273	98,575.18

Pincock, Allen & Holt	Page 11.2
70563 May 9, 2008

N
EL MORRO PROJECT
FORTUNA AREA
DRILLINGS
REVERSE CIRCULATION
DELINEATION DDH
METALLURGICAL DDH
OUTLINE OF MEASURED RESERVES
RCF-009
RCF-019
RCF-008
RCF-021
RCF-005
RCF-002
RCF-001
RCF-004
RCF-011
DDHF-33
DDHF-45
DDHF-34
DDHF-43
DDHF-112
DDHF-117
DDHF-20
DDHF-90
DDHF-123
DDHF-122
DDHF-106
DDHF-71
DDHF-38
DDHF-84
DDHF-82
DDHF-01
DDHF-100
DDHF-67
DDHF-72
DDHF-61
DDHF-107
DDHF-47
DDHF-03
DDHF-65
DDHF-30
DDHF-110
DDHF-85
DDHF-52
DDHF-25
DDHF-14
DDHF-109
DDHF-108
DDHF-83
DDHF-120
DDHF-50
DDHF-97
DDHF-87
DDHF-116
DDHF-41
DDHF-64
DDHF-64A
DDHF-58
DDHF-57
DDHF-51
DDHF-113
DDHF-81
DDHF-126
DDHF-94
DDHF-07
DDHF-104
DDHF-111
DDHF-118
DDHF-63
DDHF-125
DDHF-04
DDHF-24
DDHF-77
DDHF-35
DDHF-40
DDHF-49
DDHF-55
DDHF-26
DDHF-119
DDHF-128
DDHF-101
DDHF-133
DDHF-121
DDHF-124
DDHF-98
DDHF-135
DDHF-137
DDHF-53
DDHF-74
DDHF-29
DDHF-46
DDHF-62
DDHF-66
DDHF-136
DDHF-132
DDHF-91
DDHF-115
DDHF-129
DDHF-08
DDHF-114
DDHF-130
DDHF-89
DDHF-19
DDHF-70
DDHF-21
DDHF-60
DDHF-54
DDHF-16
DDHF-18
DDHF-86
DDHF-93
DDHF-88
DDHF-103
DDHF-105
DDHF-131
DDHF-95
DDHF-39
DDHF-75
DDHF-69
DDHF-58
DDHF-73
DDHF-96
DDHF-102
DDHF-23
DDHF-09
DDHF-27
DDHF-13
DDHF-05
DDHF-12A
DDHF-56
DDHF-28
DDHF-134
DDHF-10
DDHF-92
DDHF-11
2640
2555
2465
2380
2295

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**METALLICA RESOURCES Inc.**	FIGURE 11-1 DRILLHOLE LOCATION MAP	**Apr/2008**
Project No. **70563**	Project Name El Morro Project		Drawing Name **Fig 11-1.cdr**

TABLE 11-2
Metallica Resources
El Morro Project, Chile
Feasibility Study
DDH Drill Holes Used in Resource Model

Campaign	Number of DDH used	Meters
1993-1994	1	400.30
2000	6	1,814.97
2001	22	9,532.03
2002	16	8,463.65
2005	23	9,931.75
2005-2006	74	28,718.65
2006	18	10,480.85
2007	14	5,431.80
TOTAL USED	174	74,774.00

This area approximates the portion of the deposit classified as an "Indicated" mineral resource. An outer pattern of more widely and irregularly spaced holes surrounds the central "Measured and Indicated" portion of the drill pattern and corresponds to that portion of the deposit that has been classified as an "Inferred" mineral resource.

11.3

Drill Hole Locations

Following the completion of the June 2006 drilling program, a major topographic validation program was completed. This program resulted in the production of two digital aero-photographic restitutions at 1:10,000 and 1:2,000 scales with 10 meter and 2 meter resolution respectively using the UTM Projection (South American 1956 Datum, Zone 19 South). This validation also included re-surveying of the vast majority of drill hole collars. Customarily at La Fortuna, drill hole locations have been surveyed both prior to drilling and following completion of individual holes by conventional surveying techniques. At the conclusion of the June 2006 drill program, all collars had either been re-surveyed by a second independent contractor and/or checked using high definition GPS instrumentation (Trimble GPS Model 5700 & 4600 LS with a horizontal precision of 0.25 m +1 ppm, vertical precision of 0.5m + 1 ppm). Elevations of surveyed collars and topographic data show good correlation being predominantly within a difference of 0.5 meters.

The sulfide mineralization contained within the secondary enrichment zone (supergene blanket) and the underlying primary hypogene zone make up the bulk of the contained copper-gold resource and have been well delineated by drilling to a depth of approximately 600 meters. Deeper portions of the copper-gold resource, occurring entirely in primary hypogene mineralization, have been only partially delineated. The nine deep holes drilled in October and November of 2006 show copper and gold grades increasing at deeper levels without indications of any termination of grade at the bottom of the holes.

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70563 May 9, 2008

11.4

Down Hole Surveys

Down-hole deviation directional surveys were done on all diamond core holes using either a single shot Sperry Sun instrument (50m down-hole intervals), a digital gyroscope, or a "Maxibore" instrument (3m down-hole intervals). Single shot surveying was used for only a few of the early exploration holes, while all delineation holes drilled after 2000 were surveyed with either the gyroscope or Maxi-bore instruments. Down-hole surveys were done on some of the reverse circulation holes; however, these holes have not been used for the estimation of resource grade.

The general cumulative down-hole deviation of drill holes at La Fortuna averages one degree per 100 meters in all core holes, representing a small amount of deviation. The risk of mislocated drill hole placements or position is considered low because:

  The lack of vegetation in the project area permits nearly complete line-of-sight visibility to all points, lessening the possibility of surveying errors.

  All inclined drill holes were surveyed at a maximum interval of 50 meters down-hole, with the majority of holes surveyed at much closer intervals.

Three sizes of standard core diameters have been used in all drilling at La Fortuna – PQ (83.1 mm diameter), HQ3 (63.5 mm diameter) and NQ3 (47.6 mm diameter) core sizes. Core was collected using standard wireline retrieval methods.

11.5

Drilling Methods

Four types of drilling have been used in the delineation drilling of the La Fortuna mineralized block volume: conventional rotary, standard reverse circulation, high pressure reverse circulation, and diamond drilling of the three core sizes previously mentioned.

During the early stages of the project assessment, BHP drilled 13 holes using both conventional and reverse circulation systems (RC). Seven of these holes were combined RC and diamond holes. Another five reverse circulation holes were drilled by Noranda in 2002. A total of 22 RC holes have been drilled in the La Fortuna resource area. A total of 155 core holes have been drilled in the La Fortuna resource area, the vast majority having been drilled after 2000 by Noranda, Falconbridge, and most recently Xstrata which have essentially been the same company progressively acquired by its successor (Falconbridge bought Noranda and Xstrata purchased Falconbridge). All core drilling has collected samples using wireline retrieval methods.

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70563 May 9, 2008

11.6

Other Exploration

Several periods of surface sampling, geologic mapping and geophysical surveys have been conducted on La Fortuna property since 1987 by a variety of companies with successive evaluations refining the level of information and the details of geochemistry and geophysics. Metallica's acquisition of the properties associated with El Morro and La Fortuna began in 1997 and delineation drilling has been increasing annually since 2003.

Pincock, Allen & Holt	Page 11.6
70563 May 9, 2008

12.0

SAMPLING METHOD AND APPROACH

During the site visit to La Fortuna, PAH observed standard industry practices in the sampling and splitting of diamond drill core. The technicians followed specific sampling protocols and with Xstrata's supervision appeared to be well managed. Additional details regarding the development of the sampling methodology and quality assurance and control protocols are described in previous 43-101 Technical Reports and earlier Technical Reports with which PAH was provided. The core was split and half preserved for reference in Xstrata off site storage facilities. Only core samples and their assays have been used for the interpolation of metal grades in the current resource estimation.

12.1

Diamond Drill Core Samples

Diamond drill core included three sizes PQ (83.1 mm), HQ (63.5 mm) and NQ (47.6 mm) core diameters. Except for two holes drilled prior to 2000, diamond drilling at the project has been directed by Noranda and subsequently Falconbridge and most recently by Xstrata, successor companies to each other. Drilling work has been performed by independent contractors that have included Connors in 2000 and 2001, Ausdrill in 2002, and Connors again in 2005, 2006, and 2007. Core was stored in wooden boxes and brought to the project core processing facility where it was photographed, logged for geologic and geotechnical information, and sampled for assay by taking half splits at regular 2-meter intervals. The intrusive rock textures split well with standard core splitters and both manual and electric-hydraulic core splitters were observed by PAH in use at the time of the visit. This splitting is done for the bulk of the drilled material in the NQ and HQ sizes. For the PQ core, one quarter of the core was sent for assay by sawing the core twice with a diamond circular rock saw which produced a sample consisting of a quarter section of the core. During the 2006 and 2007 Xstrata drilling program, Andes Analytical Ltd., was contracted for core splitting and sample preparation. The remaining split is placed into the original core box and archived offsite in Vallenar at Xstrata's core storage facilities. PAH noted a somewhat unusual logging procedure, which allows a better visual log by the geologists, in that the final mineralogy/alteration/vein logging is done after the analytical assay results are received. The six types of copper sulfides are often very fine grained and dark-colored so that bornite can resemble magnetite, chalcocite can resemble magnetite or tourmaline, etc., but having the assays allows the geologist to conduct a much better estimation of copper sulfide content and copper mineralogy. A computer database of drill hole locations, sample intervals and assays has also been assembled and reviewed by PAH.

12.2

Diamond Drill Core Density Samples

The fact that the La Fortuna deposit is essentially covered at surface by post mineral rocks dictates that all density and specific gravity studies to date have been conducted on drill core samples. Beginning in 2002, density samples were taken at regular 4-meter intervals for all diamond drill holes drilled at La Fortuna. Bulk density factors were determined using a wax coating method to coat 10 to 20 centimeters of unsplit HQ and NQ core samples and then weighing in both air and submerged in water to determine the density value. The bulk density determinations show a good representation of major lithology, mineralization and alteration units relative to the total number of meters drilled within each unit. The data also show good spatial coverage throughout the project area. The density data have been further validated by sending approximately five percent of the duplicate data to a second commercial laboratory. The results show a very good correlation between the two data sets. Tonnage factors for resource estimation were derived by calculating an average bulk density based on drill core density data for each lithology and mineral zone combinations and then applied as a global average to the block model lithology code. Recent development of a decline tunnel into the core area of the upper portion of the mineralization has allowed the collection of larger bulk samples for both metallurgical and density testing. Table 12-1 illustrates the range of density measurements taken in the copper mineralized and surrounding rock types.

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TABLE 12-1
Metallica Resources
El Morro Project, Chile
Feasibility Study
Specific Gravity (SG) Results (2000-2006)

	2000-2002 Drilling		2005-2006 Drilling
Ore Zones	Number of Samples	SG (t/m3)	Number of Samples	SG (t/m3)
Alluvium	2	2.15	--	--
Gravels	108	2.37	--	--
Leach Cap	865	2.31	676	2.31
Barren Rock	--	--	102	2.37
Oxides	--	--	57	2.28
Mixed	140	2.34	78	2.36
Supergene Sulfides	509	2.44	538	2.44
Primary	1,838	2.5	1,644	2.50
TOTALS	3,462		3,095

12.3

Diamond Drill Core Sample Recovery

Drill core recovery measurements are collected on each hole as it is being drilled and has been done for all diamond drilling. Recovery data were recorded as driller's length and recovered length, with both measurements recorded against driller's depth. Core recovery averaged better than 80 percent for 95 percent of the core intervals. The zones with low recovery are associated with the first 20 to 30 meters below the surface which corresponds with the leached-weathered portion of the deposit.

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13.0

SAMPLE PREPARATION, ANALYSIS AND SECURITY

This section presents information that has been updated or revised subsequent to the previously mentioned Technical Reports and is based on information provided to PAH by Metallica and Xstrata and presented in the mentioned Technical Reports. Detailed sample preparation, analyses and security information has been reported in the previous 2001, 2003 and 2005 Technical Reports.

Data reliability programs for the 1999 to 2001 programs were professionally done according to accepted industry methods and standards. In 2002, Noranda implemented a revised system of basic quality assurance and control (QA/QC) procedures to conform to a companywide initiative for Six Sigma process control to insure data quality and quantify the risk associated with the calculation of the average grade of the mineral deposits being developed. Falconbridge and Xstrata have retained that vigorous control over the quality of sampling and assaying. The program was designed to be fully compliant with Canadian National Instrument 43-101 standards, and all work completed since the beginning of 2002 has followed the required QA/QC procedures.

13.1

Sampling and Logging Protocols

In 2002, Noranda implemented revised sampling and logging procedures for the El Morro project. A detailed description of the Noranda sampling and logging procedures has been previously provided in the 2003 Technical Report. Subsequent Xstrata programs have continued the Noranda sampling and logging procedures. Internal reviews and independent audits have confirmed the high quality of the sampling and assaying QA/QC procedures employed during the Noranda-Falconbridge drill programs which constitute the bulk of the drilling used in the preparation of the current resource estimate. PAH examined the sampling and logging protocols at the site and in the storage facilities in Vallenar and found them to be of high quality and well managed, sufficient for the level of detail and accuracy required for a feasibility study.

13.2

Quality Control

Assay data from the diamond drill holes for the El Morro project were controlled by sending 53 duplicate pulp samples to ALS Laboratories in Vancouver, B.C. Canada to verify the original assays done by Bondar Clegg laboratories in Coquimbo, Chile. An analysis of the data by Charles Beaudry of Noranda (see Appendix 2, El Morro Deposit Resource Report, Noranda, Inc., Toronto, ON, Canada by Stanley G. Clemmer) concluded that copper assays are unbiased whereas gold assays are 10 to 15 percent high relative to the check results. There were, however, only nine pulp duplicates with gold grades greater than 0.2 g/t Au, and the absence of standards in the Beaudry study precludes any resolution as to which laboratory is the more accurate.

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After a round-robin exercise comparing sample preparation and assays between five laboratories, ACME Analytical Laboratory S.A. was selected by Xstrata for the 2005 definition drilling program. ACME installed a sample preparation facility at the project site and pulps were shipped to their analytical facilities in Santiago for digestion and assay. ALS Chemex acted as the control laboratory during that program. Prior to the 2006 Xstrata definition drill program, a second round robin exercise was completed comparing sample preparation, assay preparation and the results between the laboratories. Results of the program were reviewed and revisions made to procedures for drill samples for the 2006 drill program. Dr. Barry Smee of Smee and Associates Consulting Ltd., Vancouver, B.C. was responsible for reviewing, revising and approving procedural changes for the 2006 drill program. Actlabs in La Serena, Chile was awarded the contract as the primary laboratory for assaying drill samples from the 2006 and 2007 drill program. ALS Chemex continued as the referee laboratory for 2006 and 2007.

Assay accuracy and precision of routine analyses were assessed continuously throughout the various data acquisition programs of the project (after Noranda) using a program of check assays and analysis of in-house reference standards materials. The correlation shown by check-assay pairs is generally very good, indicating good analytical precision for total copper. Round-robin assay results used to characterize the standards indicate generally good performance by the primary laboratory.

According to the results of these QA/QC programs the sample preparation and assaying have acceptable errors of precision and no apparent bias can be observed. Precision at the 95 percent Confidence Interval varies between 0.12 percent and 6.69 percent for the suite of five standards that includes both copper and gold. The QA/QC program outlines have been checked and validated by internal and external reviews, and both cases have confirmed the observations previously stated above. PAH believes that the assays from the drilling program and the associated QA/QC procedures meet the standards required for reserve and resource calculations for a feasibility level study.

The discussion of QA/QC procedures for reverse circulation samples is not included in this report as only drill core assays have been used in the La Fortuna resource estimate. PAH believes that the available drill core analytical results are suitable for inclusion in estimation procedures for the determination of Measured, Indicated and Inferred resources.

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14.0

DATA VERIFICATION

Earlier Technical Reports on La Fortuna deposit (2001, 2003, and 2005) have additional details on data verification. This section presents an updated overview of the data used for the current, October 2007 La Fortuna mineral resource estimate. Xstrata commissioned AMEC Peru S.A. (AMEC) to perform an independent resource audit at the end of 2007.

14.1

Quality Assurance/Quality Control Assays 2001-2007

Originally in 2001, Noranda implemented their standard Quality Assurance/ Quality Control (QA/QC) procedure for advanced projects and this protocol was fully implemented into the El Morro program. The protocol is fully detailed in an internal manual of Noranda entitled "Drill Core Sampling and Analysis Protocols." The protocol calls for submission of blanks, control samples, and duplicates (remaining half of core) in all sample batches submitted to the laboratory. Additionally, the submission of selected pulps to a second laboratory (cross-checks), analysis of reject replicates, and collection and review of laboratory internal control samples and repeats (pulp replicates) is undertaken. Xstrata as the successor company has continued with the Noranda/Falconbridge protocol based on their 2001 manual. The following illustrates the findings of three separate reviews of analytical and duplicate analysis.

In 2001, field duplicate tests on 44 samples showed an overall precision for copper was 12 percent at 0.3 percent concentration and gold was near 20 percent at 1 gram per tonne concentration.

In 2005, duplicate pulp test analyses on 53 duplicate samples concluded that copper analyses are unbiased whereas gold assays are 10 to 15 percent high relative to the check results (only nine samples with gold grades greater than 0.2 g/t Au). The originals were assayed by Bondar Clegg in Coquimbo, Chile and the duplicates were done by ALS Laboratories in Vancouver, Canada.

The 2006 sample preparation and duplicate analyses showed correlation between check-assay pairs was good and the round-robin results used to characterize the standards indicated good performance by the primary laboratory. According to this QA/QC program, the sample preparation and assaying have acceptable errors of precision and no apparent bias was observed. The precision at the 95 percent Confidence Level varies between 0.12 percent and 6.69 percent for the suite of five standards that includes both copper and gold.

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During 2006–2007, 45 standard analyses were submitted, representing 2.2 percent of the total samples included in submission batches. The analyses comprised 22 samples of EM-2 (1.1%), 14 samples of EM-3 (0.7%), 7 samples of EM-4 (0.3%) and 2 samples of EM-5 (0.1%), for a total of 45 samples. All assays were within the average ± 2 standard deviation range or very close to those limits. Most of the individual bias values were acceptable. The overall biases were below ±10 percent (7.6% for Au and -0.8% for Cu). On the basis of these results, AMEC concluded that the Au and Cu accuracies at Actlabs during the 2006–2007 oriented drilling campaign were within acceptable ranges.

PAH's review corresponds with other internal and external reviews to validate the sampling and assaying protocols and found them acceptable within current industry practices and suitable for feasibility study level resource estimates.

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15.0

ADJACENT PROPERTIES

There are no currently-operating mines or properties being actively explored immediately adjacent to the El Morro Property; however, other exploration is ongoing in the district. Figure 15-1 shows the relationship of the El Morro mining claims to other mining activity in the region from Copiapo on the north to La Serena on the south, and from Huasco on the Pacific Ocean up the Vallenar valley to the Argentine Border on the east.

This report has incorporated relevant information from adjacent properties where it was available. More recent activity on adjacent properties is not available from companies involved in these efforts, but also is not material to the assessment and potential of the La Fortuna deposit.

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27°
28°
29°
30°
72°
71°
70°
69°
Pacific Ocean
CHILE
ARGENTINA
Copiapo
Huasco
Vallenar
Alto Del Carmen
La Serena
Can Can (Au)
Marte (Au-Cu)
La Pepa (Au)
Pucobre (Cu)
Refugio (Au)
Ojos del Salado (Cu)
Candelaria (Cu-Au)
Rio Figueroa (Cu-Au)
Carola (Cu-Au)
Relincho (Cu)
El Morro Project
Pascua (Au)
Veladero (Au)
Lama (Au)
El Indio (Au)
El Tambo (Au)

pincock, allen & holt

Project No. 70563

METALLICA RESOURCES inc.

El Morro Project

FIGURE 15-1
ADJACENT MINING PROJECTS

Apr/2008

Fig.15-1.dwg

16.0

METALLURGY AND MINERAL PROCESSING

The El Morro Project has identified six distinct ore types, namely High Gold Hypogene (HGH), Low Gold Hypogene (LGH), Strongly Enriched Supergene (SES), Weakly Enriched Supergene (WES), TB External Supergene (TUFF), and a distinct sub-set of LGH, Biotite Porphyry (BPB). Copper has been found to occur primarily as chalcopyrite and chalcocite, and gold occurs primarily as free gold that is readily recovered in the copper flotation concentrates. Chalcocite predominates in the supergene ore types and chalcopyrite is the dominant ore mineral in hypogene ores. The relative contribution and grades of these ores are summarized in Table 16-1. Metallurgical benchscale testwork has been conducted on all six ore types while pilot plant testing has been performed on two ore types, namely WES and LGH. This section describes the metallurgical testwork that has been conducted and provides a brief description of the Feasibility process plant design.

TABLE 16-1
Metallica Resources
El Morro Project, Chile
Feasibility Study
Ore Processing Ore Types and Grades

	Contribution	Copper	Gold
	%	%	g/t	Chalcopyrite	Chalcocite	Other*
High Gold Hypogene
(HGH)	15.0	0.73	0.91	90		10
Low Gold Hypogene
(LGH)	22.2	0.56	0.50	86		14
Biotite Porphyry (BPB)	23.7	0.52	0.42
Strongly Enriched
Supergene (SES)	3.8	1.09	0.58	2	96	2
Weakly Enriched
Supergene (WES)	4.6	0.78	0.52	6	77	17
TB External Supergene
(TUFF)	30.8	0.41	0.16	16	86

* Note: bornite, tennantite, covellite, chalcocite, copper silicates, and copper carbonates

16.1

Metallurgical Testwork

The El Morro ore deposit has been extensively studied and analyzed since 1999 by respected commercial testing laboratories such as SGS Lakefield Research (SGS), AMTEL Ltd., Terra Mineralogical Services, Process Research Associates (PRA) and Amelunxen Mineral Processing Ltd. (Aminpro) with the following reports having been issued:

  "Flotation Testwork on two Copper/Gold Ore Samples from El Morro Deposit," Lakefield Research Chile, June 1999.

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  "Copper and Gold Recovery from Two El Morro Deposit Samples", Lakefield Research, Ontario Canada, August 2001.

  "Mineralogical Examination of Metallurgical Products Based on El Morro Metallurgical Tests F18 and F22", Terra Mineralogical Services, January 30, 2002.

  "Mineralogical Examination of Drill Core Samples From El Morro Deposit", Terra Mineralogical Services, July 4, 2001.

  "Mineralogical Examination of Supergene and Hypogene Rock Composites from El Morro Deposit," Terra Mineralogical Services, July 16, 2001.

  "Deportment of Gold in El Morro Ores", AMTEL Ltd, May 2, 1003.

  "Metallurgy of El Morro Ores. Part I: Rougher Flotation", AMTEL Ltd, November 11, 2003. "Metallurgy of El Morro Ores. Part II: Cleaner Flotation", AMTEL Ltd, November 13, 2003 "Project P-3501 Final Report", SGS Lakefield, June 2005.

  "Flotation Testwork on Samples for El Morro Deposit - Final Report", SGS Lakefield, January 2007.

  "El Morro Project: Flotation testwork at PRA Lab on El Morro End Members", Amelunxen Mineral Processing Ltd., November 2007.

  "El Morro Project: Grinding & Flotation Program. Pilot Scale – WES", SGS Lakefield, March 2007. "El Morro Project: Grinding & Flotation Program. Pilot Scale – LGH", SGS Lakefield, July 2007. "Flotation Testwork on Samples from El Morro Deposit - Addendum," SGS Lakefield, April 2007.

  "Development and Interpretation of Metallurgical Test Data and its Application to Circuit Design for the Feasibility Study", Amelunxen Mineral Processing Ltd., August, 2007.

  "Examination of the Year 1-5 Kinetics and other relevant factors for the purpose of providing Design Criteria and a Mass Balance for the flotation section", Amelunxen Mineral Processing Ltd., April, 2007.

  "Pilot Plant Metallurgical Program Grinding and Flotation Testwork El Morro Project End-member 3 : Strongly Enriched Supergene, Project 4018- Final Report", SGS Lakefield, November 2007.

  "Pilot Plant Metallurgical Program Grinding and Flotation Testwork El Morro Project End-member 4 : Tuff, Project 4018- Final Report", SGS Lakefield, December 2007.

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The process development and discussion presented in this technical report is largely based on the most current metallurgical studies and analyses presented by Flour in the Final Feasibility Study report (March 2008). The bulk of the flotation testing was conducted by SGS Lakefield and Process Research Associates (PRA) while Amelunxen Mineral Processing Ltd. interpreted and modeled the flotation behavior of the various ore types. Modeling and simulation was undertaken to select the optimal life-of-mine comminution circuit. Additionally, the measurement of other parameters such as dewatering characteristics was undertaken by potential vendors. Notably, a reasonable quantity of testing was required to settle upon the nature of the tailings disposal method.

16.1.1

Metallurgical Samples

Metallurgical samples of each ore type were obtained through a metallurgical drilling campaign in which project geologists worked in close liaison with Xstrata's team of metallurgists. The metallurgical drilling program included 6 PQ (85mm) holes for grinding studies and 6 HQ (64mm) holes for metallurgical testing. The PQ holes were located to provide a suitable spatial distribution of ore types across the deposit, and the HQ holes were located according to both metallurgical and geological requirements, and to provide sufficient mass for metallurgical testing. A minimum mass of 1,900 kilograms of drill core for each ore type was targeted. Drill cores were stored in trays until samples were selected and removed for JK Drop Weight Testing and development of metallurgical test composites for subsequent flotation and grindability testing. Remaining core was put in nitrogen for long-term storage.

The metallurgical sampling protocols developed and adhered to during the prefeasibility and feasibility metallurgical development programs are thoroughly discussed in the SGS Lakefield report, "Flotation Testwork on samples From El Morro Deposit," and in the Hatch El Morro Prefeasibility Study Report. It is PAH's observation that the metallurgical sampling protocols developed for the El Morro project were thorough and well designed.

16.1.2

Grindability Testing

Crusher Work Indices, Bond Ball Mill Work Indices, Drop Weight parameters, SAG Power Indices and Bond Abrasion Index tests were performed on each ore type as well as composites (notably Years 1-5). Variability evaluation of Bond Ball Mill Work indices and SAG Power Index tests were also performed. The results provided extensive information for JK-SimMET simulations of the grinding circuit for estimating the SAG and ball mill requirements and alternative grinding circuit configurations. A summary of these grinding test results is provided in Table 16-2.

These tests indicate that the El Morro ore types are in the range of soft to medium in hardness, and have a relatively medium to moderate resistance to impact breakage. The variability studies showed only a slight range of variability.

Based on this data, a number of simulations and studies were performed using CEET and JKSimMET. A good comparison on SAG throughput and power was indicated from these simulations.

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TABLE 16-2
Metallica Resources
El Morro Project, Chile
Feasibility Study
Summary of Average Grinding Parameter Test Results (composite values)

	Crusher	Bond Ball	SAG
	Work	Mill Work	Power			Abrasion
Ore	Index	Index	Index	JK Drop Weight Indices		Index
	Ci	BWI
Type	(kWh/mt)	(kWh/mt)	SPI (min.)	A*b	[t]a	Ai (g)
HGH	32	12.6	35	124	1.61	0.17
LGH	31	12.7	66	55	0.66	0.19
SES	37	11.7	40	156	2.09	0.12
WES	31	11.2	32	60	0.44	0.11
TUFF	38	10.7	22	170	2.99	0.06

16.1.3

Flotation Testing

A laboratory-scale metallurgical testing program was developed in order to establish ore process parameters for flotation and downstream processes, and initial copper and gold recoveries achievable from five, and in alter testing, six different ore types identified in the El Morro deposit. This program included:

  Exploratory rougher flotation tests, factorially designed to evaluate grind fineness, reagent "recipe" and usage, pH, pulp density, air flow rate and agitation on copper and gold flotation recovery.

  Rougher flotation kinetic tests at different grinds to determine rougher flotation copper and gold recoveries as a function of flotation time at different grind size distributions.

  First and second cleaner flotation kinetic tests at different grinds, % solids and pH to evaluate these effects on cleaner concentrate copper grade and recovery.

  Locked-cycle flotation studies.

  Rougher and cleaner testing in sea water to evaluate any potential effect on copper grade and recovery.

  Pilot Plant testing on two ore types (LGH and WES), including Cleaner column semi-continuous flotation tests.

Exploratory Rougher Flotation Tests

The Exploratory rougher flotation tests were conducted according to a factorial test design and compared the Alumbrera and Collahuasi reagent systems along with such process variables as: grind, pH, pulp density, air flowrate and agitation. Table 16-3 summarizes the results of selected tests that were conducted under identical test conditions comparing the reagent systems used at Alumbrera and Collahuasi. These results clearly demonstrate that the El Morro ore types respond much more favorably to the Collahuasi reagent system.

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TABLE 16-3
Metallica Resources
El Morro Project, Chile
Feasibility Study
Selected Rougher Flotation Test Results Comparing Alumbrera and Collahuasi Reagent Systems

		Copper Recovery, %					Gold Recovery, %
Test	Reagent System	LGH	HGH	WES	SES	TUFF	LGH	HGH	WES	SES	TUFF
3	Alumbrera		85.7	82	83.3	74.6	50.7	62.6	57.7	61.9	59.8
11	Collahuasi	85.6	89.9	87.1	93.1	81.7	61.3	62.9	60.8	67.6	64.3

Rougher Flotation Kinetic and Grind Fineness Tests

Rougher flotation kinetic tests at 30% solids were conducted on each ore type to evaluate rougher flotation retention time at various primary grinds. Tests were conducted at grinds of 80 percent passing 53 microns, 75 microns, 100 microns, 150 microns, 180 microns and 250 microns. The results of these tests were used with the Klimpel Flotation Model to develop the scale-up factors for industrial rougher flotation circuit. It was generally observed that rougher copper flotation was nearly complete after 10 minutes of flotation, with some additional copper recovery achieved after a total cumulative flotation time of 30 minutes. Ultimate rougher flotation copper recoveries after 30 minutes retention time are summarized in Table 16-4 for the various grinds tested.

TABLE 16-4
Metallica Resources
El Morro Project, Chile
Feasibility Study
Rougher Flotation Copper Recovery Versus Primary Grind Size

	Copper Recovery
Grind, P80 Microns	LGH	HGH	WES	SES	TUFF
53	88.9	90.7	78.4	94.4	81.7
75	89.4	90.0	86.3	93.5	80.9
100	88.7	89.5	79.9	92.5	81.4
150	81.2	84.4	86.5	86.9	72.3
180	80.8	83.5	78.2	86.9	74.5
250	76.1	82.1	72.9	84.0	65.2

Other Rougher Flotation Tests

The impact of variability in the head grade was examined for each ore type and subsequently modeled. However, these results were not reported in any detail and it is unclear whether any metallurgical testing was conducted on samples at the cut-off grade.

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Other testing examined the impact of seawater on the copper and gold metallurgy. These results were analyzed in terms of the modeling parameters Maximum Recovery (Rmax) and the Flotation Rate Constant and are summarized in Table 16-5.

TABLE 16-5
Metallica Resources
El Morro Project, Chile
Feasibility Study
Impact of Seawater on Copper and Gold Rougher Metallurgy

Ore	Water	Rmax (%)		Rate Constant
Type	Type	Cu	Au	Cu	Au

HGH	Sea	95.5	77.2	2.7	1.9
	Fresh	91.5	73.5	1.7	1.2

LGH	Sea	92.2	73.3	2.4	1.5
	Fresh	96.3	81.6	2.3	1.4

SES	Sea	94.9	79.6	1.7	1.2
	Fresh	97.1	76.5	2.1	1.5

WES	Sea	96.8	74.5	1.8	0.8
	Fresh	93.0	67.8	3.0	1.4

TUFF	Sea	94.3	74.5	1.3	0.8
	Fresh	89.7	71.1	2.2	1.1

Generally, better rougher metallurgy, particularly in terms of recovery, was obtained in seawater as compared to fresh water, the main exception being the LGH ore type. Cleaner testing conducted on reground rougher concentrates showed that this trend continued during cleaning with seawater. Lime consumption increased marginally (2.3%) during roughing and nearly twice as much lime was needed during cleaning to maintain pyrite depression. The slurry appeared to become viscous with the use of saline water, which may have an impact on dewatering of the tailings.

Cleaner Flotation Kinetic Tests

Rougher Flotation concentrates produced from each ore type were reground to 100 percent passing 53 microns and upgraded with two stages of cleaner flotation. The most relevant results from these tests are summarized in Table 16-6. These results indicate that the copper is readily recoverable into marketable grade concentrates. It is noted that the grades of the concentrates produced from supergene ore types are very high (> 30% Cu). This is due to the predominance of chalcocite copper mineralization in these ore types.

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TABLE 16-6
Metallica Resources
El Morro Project, Chile
Feasibility Study
Cleaner Flotation Copper Recoveries and Grades

	First Cleaner		Second Cleaner
		Cu Grade,		Cu Grade,
Ore Type	Cu Recovery, %	%	Cu Recovery, %	%
LGH	96.3	15.6	98.9	20.6
HGH	95.1	19.0	99.4	29.2
WES	93.6	26.5	99.5	35.6
SES	94.6	24.4	99.2	30.1
TUFF	91.4	17.5	98.6	19.6

Note: Copper recoveries are based on feed to each stage of cleaner flotation, and do not represent overall recovery

Cleaning testing indicated that a solids percentage below 20 percent was required to achieve saleable copper concentrate grades as was re-grinding the Rougher concentrate to a P80 of 25 microns.

The pH used in the cleaners was critical to the achievement of the final copper concentrate grade and a value of 11.9 was selected.

While the Fluor Final Feasibility Study Report concluded that saleable concentrates would be made, the testing program indicated that two ore types, namely SES and TUFF may contain significant levels of arsenic (0.25% and 0.31% respectively) due to the flotation of enargite.

Flotation Results on Composite Sample

Several exploratory flotation tests were conducted on a composite sample of the five ore types designed to represent the average feed composition that is expected to be processed during the first five years of production. The percentage contribution of each ore type to this composite is summarized in Table 16-7.

TABLE 16-7
Metallica Resources
El Morro Project, Chile
Feasibility Study
Ore Type Contribution to Test Composite

		Weight
Ore Type	Label	Percent
Low Gold - Hypogene	LGH	8.7
High Gold - Hypogene	HGH	34.8
Weakly Enriched Supergene	WES	17.4
Strongly Enriched Supergene	SES	4.3
Tuff	TUFF	34.8
Total		100.0

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Flotation tests on the composite sample included two stages of cleaner flotation, and were conducted under the following test conditions:

  Primary Grind P80 = 130 microns

  Collahuasi Reagent system

  Rougher Flotation pH = 10

  Slurry density = 30 percent solids

  Rougher Flotation Retention time = 30 minutes with air flow at 10.7 liters/min.

Flotation test results on the test composite are summarized in Table 16-8.

TABLE 16-8
Metallica Resources
El Morro Project, Chile
Feasibility Study
Flotation Recoveries and Grades on Composite of El Morro Ore Types

Flotation Stage	Cu Recovery, %	Cu Grade, %
Rougher	91.5	3.6
Cleaner - 1	95.9	20.4
Cleaner - 2	75.8	28.1

Note: Cleaner recoveries are reported as overall, based on rougher concentrate

These tests demonstrated that metallurgical recoveries and grades from the ore composite are similar to the individual ore types. It should be noted that overall recovery during cleaner-2 flotation was low, and this is attributed to losses in the cleaner-2 tailings that are normally recycled in an industrial process. The effect of re-circulating loads is demonstrated in both locked-cycle bench scale testing and pilot plant demonstration runs, both of which were scheduled as part of the Final Feasibility Study.

The feed solids percentage was confirmed at 30 percent while a number of other tests examining collector type and dosage, lime as well as the use sodium hydrosulfide, were conducted on this composite ore sample.

As a result of this testing, 3418A was adopted as the Primary collector while A404 was selected as the Secondary collector. The preferred collector dosage was set at 60g/t based on a ratio of 3418A to A404 of 3:1.

Sodium hydrosulfide (NaSH) was found to provide a small but consistent improvement in copper recovery, particularly in terms of kinetics. This reagent is used in an Australian copper operation to improve the recovery of fine bornite at a similar dosage of 50g/t.

The lime consumption was found to be dependent on the ore type and a relationship was developed for each ore type for the prediction of operating and scheduling requirements.

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Locked Cycle Tests

Two sets of Locked Cycle testing were conducted. The initial program conducted by SGS Lakefield employed 2 cleaning stages and six cycles. Process Research Associates (PRA) undertook the second round using a different reagent scheme, three cleaning stages and eight cycles. The results are summarized in Table 16-9.

TABLE 16-9
Metallica Resources
El Morro Project, Chile
Feasibility Study
Locked Cycle Flotation Recoveries and Grades on Composite of El Morro Ore Types

Ore	Cu Recovery, %		Cu Grade, %
Type	SGS	PRA	SGS	PRA
HGH	86.9	89.7	26.4	19.5
LGH	82.2	78.8	22.2	29.4
SES	81.3	91.2	30.6	26.0
WES	85.2	59.3	26.0	36.2
TUFF	76.0	88.3	18.9	18.9
BPB	-	92.5	-	18.9

While the trade-off between recovery and grade accounts for some differences between the two sets of results, they were not compatible for LGH and WES ore types.

Pilot Plant Tests

SGS Lakefield in Chile tested two ore types, namely WES and LGH. The pilot plant testing consisted of a comminution circuit based on SAG milling followed by ball milling while the flotation circuit employed two stages of cleaning including a cleaner-scavenger circuit as well as rougher concentrate regrinding. Difficulties with grinding meant that two separate circuits were used as configured in Figures 16-1 and 16-2.

This work was not as successful as would have been expected and few results are discussed in the Fluor Final Feasibility Study Report. This outcome may be attributed to the use of low grade ore, different reagent regimes and poor aeration rates during cleaning. Subsequently, this work contributed little to the confirmation of benchscale results nor the selection of Design Criteria.

As a result, a substantial effort was made to model all aspects of the flotation behavior of the ore types based on benchscale results in order to facilitate selection of design criteria. Appropriate safety factors were included in the final determination of Design Criteria.

Pincock, Allen & Holt	Page 16.9
70563 May 9, 2008

CHANCADOR DE CONO 2'
MOLINO SAG 2' x 6'
Alim. Fresca 2000 kg/h
CLASIFICADOR ESPIRAL 24"
Molienda Secundaria
Reactivo
ESTANQUE ACONDICIONADOR 340 LTR.
Alimentación Planta
ROUGHER
BANCO CELDAS DENVER 15" (355 l)
Relave Final
BANCO CELDAS DENVER 5 (11 l)
2º CLEANER
Conc.Final
HIDROCICLON 1"
MOLINO CONICO HARDINGE 3'X8"
BANCO CELDAS DENVER C32 (32 l)
1º CLEANER
BANCO CELDAS DENVER 7 (40 l)
SCAVENGER

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 960 Lakewood, Colorado 80228 Phone (303) 986-6950	METALLICA RESOURCES Inc.	FIGURE 16-1 PILOT PLANT SAG MILLING FLOTATION TESTING FLOWSHEET	Apr/2006
Project No. 70563	Project Name: El Morro Project		Drawing Name: Fig.16-1.dwg

MOLINO BOLAS 3'X 4'
CLASIFICADOR ESPIRAL 12"
ESTANQUE ACONDICIONADOR 340 LTR
Reactivos
Alimentación Planta
ROUGHER
BANCO CELDAS DENVER 15" (355 l)
Relave Final
BANCO CELDAS DENVER 5 (11 l)
2º CLEANER
Conc.Final
HIDROCICLON 1"
MOLINO CONICO HARDINGE 3'X8"
BANCO CELDAS DENVER C32 (32 l)
1º CLEANER
BANCO CELDAS DENVER 8 (85 l)
SCAVENGER

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 960 Lakewood, Colorado 80228 Phone (303) 986-6950	*METALLICA RESOURCES Inc.*	**FIGURE 16-2** **PILOT PLANT BALL MILLING** **FLOTATION TESTING FLOWSHEET**	Apr/2008
Project No. 70563	Project Name El Morro Project		Drawing Name Fig.16-2.dwg

Flotation Modeling

The benchscale flotation results for all the ore types were modeled using the Aminpro Flotation Simplex (AFS), which uses the Klimpel parameters maximum recovery at infinite time, Rmax, and the Flotation Rate Constant. The modeled results are compared with testwork data and summarized in Table 16-10.

TABLE 16-10
Metallica Resources
El Morro Project, Chile
Feasibility Study
Flotation Modeling of Copper Metallurgy

Ore	Cu Recovery, %		Cu Grade, %
Type	Testwork	Model	Testwork	Model
HGH	87-93	94	37.5-39	31.5
LGH	87.5-90	89	25-30	27
WES	80-85	84	38-42	41
BPB	90-93	91	23-27	25
SES	83-91	92	27-30	28.0
Pilot
Plant	81-85		28-40
TUFF	80-87	87	37-50	35
Pilot
Plant	80-87		18-30

The modeled data appears to be a little optimistic, particularly in terms of copper recovery.

Testing Errors

The nature of errors in the testing program was analyzed and a summary is presented in Table 16-11. In view of the low levels of minerals present in both the feed and particularly the flotation tailings, these numbers are reasonable. The high value for tailings sulfur would appear to be anomalous and most likely associated with mineralogical variability. The associated testing errors were not incorporated into the modeling.

TABLE 16-11
Metallica Resources
El Morro Project, Chile
Feasibility Study
Details of Testing Errors

Error	Standard Deviation Error (%)
Source	Cu (%)	Au (%)	S (%)
Feed Assay	2.9	3.8	3.5
Tail Assay	7.7	6.0	34.2
Flotation Reproducibility	1.3	2.9	1.4

Pincock, Allen & Holt	Page 16.12
70563 May 9, 2008

Errors in the screening analyses were also examined for each ore type and the Standard Deviation Error was found to lay between 1.0 and 2.2 percent for the size ranges 105, 75, 44 and 25 microns. The values of these errors are acceptable.

Dewatering Testing

Potential equipment vendors, such as Larox, Outotec, Delkor and Dorr Oliver were used to test the dewatering properties of the copper concentrate and tailings products. It was shown that the LGH copper concentrate could be readily thickened to 65 percent solids and filtered to an acceptable moisture content (8.0-8.1%) at a reasonable filtration rate (710-738 kg/m2h).

Dewatering of the flotation tailing beyond 19 percent solids was not readily achievable and the compaction option was therefore not possible. A two stage dewatering option was successfully investigated which consisted of a pre-thickening stage followed by paste thickeners to produce an underflow at 63 percent solids.

16.2

Plant Design

The overall processing flowsheet developed by Fluor during the Final Feasibility Study is shown in Figure 16-3, while Figure 16-4 presents a schematic of the flotation circuit. This design is based on benchscale testwork, extensive modeling and specific studies undertaken during this study. The Major Equipment list is provided in Table 16-12 and the Principal Process Design Criteria are shown in Table 16-13.

16.2.1

Primary Crushing and Grinding

The plant design is conventional for the copper industry using some of the largest processing machinery currently available. The process includes primary crushing in a 60-inch x 110-inch gyratory crusher followed by primary grinding in a 38-ft diameter x 21-ft long SAG mill discharging to two 27-ft diameter x 42.5-ft long ball mills operated in closed circuit with two 33-inch diameter cyclone clusters (14 cyclones per cluster) to achieve a final primary grind of 80 percent passing 130 microns. Pebbles from the SAG mill discharge are crushed in two MP-800 cone crushers and recycled back to the SAG mill feed. Lime is added during milling to achieve a flotation pH of 10.5.

16.2.2

Flotation

The ground slurry advances to the rougher flotation circuit, which consists of four lines of nine-200 m3 forced air tank cells. This is sufficient to provide the design rougher flotation retention time of nearly 32 minutes. The rougher concentrate, then advances to the regrind circuit which includes four tower mills, 1.119 kW each, and two cyclone clusters to ensure a regrind product of 80 percent passing 25 microns.

Pincock, Allen & Holt	Page 16.13
70563 May 9, 2008

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	METALLICA RESOURCES inc.	FIGURE 16-3 PROCESS FLOWSHEET	Apr/2008
Project No.	Project Name		Drawing Name
70563	El Morro Project		Fig.16-3.dwg

FEED
Roughers
Ro Tail
1st Cl
Scavengers
Cl Tail
2nd Cleaners
Concentrate
3rd Cleaners

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 960 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for *METALLICA RESOURCES inc.*	**FIGURE 16-4** **PROPOSED FLOTATION PROCESSING FLOWSHEET**
Project No. 70583	Project Name El Morro Project	Date of Issue Apr/2006 Drawing Name Fig.16-4.dwg

TABLE 16-12
Metallica Resources
El Morro Project, Chile
Feasibility Study
Major Process Equipment List

Equipment	Description	Size	Quantity	Power
				(kW each)
Primary Crusher	Gyratory	60" x 110"	1	750
	Short Head
Pebble Crusher	Cone	MP 800	2	597
	SABC	38' diam. X 21'
SAG Mill	Arrangement	long	1	20,000
Pebble Screen		10' x 24'	2	30
	Reversed	27' diam. X 42.5'
Ball Mill	Circuit	long	2	18,000
Primary Cyclone	D Cluster	33" diameter	Two clusters :
			12 op + 2 standby
Concentrate Regrind
Mill	Tower Mill	3.5m diameter	7	1,119
Rougher Flotation	Tank Cell	200 m3	36	185
Cleaner-1 Flotation	Tank Cell	200 m3	6	150
Cleaner-Scavenger
Flotation	Tank Cell	200 m3	12	150
Cleaner-2 Flotation	Tank Cell	70 m3	7	45
		4.5 m diameter x
Cleaner-3 Flotation	Columns	12 m	4
Regrind Cyclone	D Cluster	15"	1 op + 1 standby
Plant Concentrate
Thickener	Conventional	39m diameter	2	35
Port Concentrate
Thickener	Conventional	45 m	1
Concentrate Pressure	Horizontal
Filter	Plate	120 m2	2
Tailings Pre-thickeners	Conventional	50 m	3
Tailings Thickeners	Paste	40 m	4

The reground copper rougher concentrate then advances to the first stage of cleaner flotation, which includes reagent conditioning followed by two lines of three-200 m3 forced air tank cells designed to provide approximately five minutes flotation retention time, and produce a concentrate of 18.9 percent copper. The first stage cleaner concentrate is then pumped to the second stage cleaner flotation circuit, which consists of seven-70 m3 forced air tank cells, providing seven minutes of flotation retention time, producing a final concentrate grade of almost 21 percent copper.

The first stage cleaner flotation tailing is processed in a cleaner scavenger flotation circuit to recover middling copper minerals that are sent back to the concentrate regrinding circuit for additional size reduction. The cleaner scavenger flotation tailing is then pumped to final tailings. The second stage cleaner flotation tailing is recycled back to the first stage cleaner flotation circuit.
Pincock, Allen & Holt	Page 16.16
70563 May 9, 2008

TABLE 16-13
Metallica Resources
El Morro Project, Chile
Feasibility Study
Principal Process Design Criteria

Item	Units	Base Case
Plant Operating Conditions
Operating Days per year		365
Crusher Utilization	percent	70
Grinding & Flotation Utilization	percent	92
Nominal Plant Feedrate	tpd	90,000
Crushing Plant	tph	5,357
Grinding & Flotation Circuits	tph	4,076

Ore Properties
Average Copper Grade	percent	0.700
Average Gold Grade	g/t	0.459
Specific Gravity		2.75
Moisture	percent, w/w	4.00
Bulk Density (volume calculations)	t/m3	1.60
Bulk Density ( weight calculations)	t/m3	1.80

Primary Crushing
Feed Size, Maximum	mm	1,000
Product Size, 80% passing	mm	150
Stockpile Capacity	Hours	19.0

Primary Grinding
Grinding Configuration		SABC-A
Bond Ball Mill Work Index	kWh/t	12
SPI for Design	minutes	42
A*b for Design (JK SimMET parameter)		120.4
Abrasion Index	grams	0.185
Feed Size. 80% passing	mm	150
SAG Transfer Size, T80	mm	2.5 - 5.0
Ball Mill Product Size, P80	microns	167
Flotation Feed Size	microns	130
Pebble Generation	% of fresh feed	9

Flotation and Concentrate Regrind
Design Feed Grade, Cu	percent	0.700
Design Feed Grade, Au	percent	0.460
Overall Copper Recovery	percent	81.24
Final Concentrate Grade	percent	25.38
Overall Gold Recovery	percent	57.23

Rougher Flotation
Cell Type		Tank Cell - Forced Air
Retention Time	minutes	31.9
Concentrate Grade, Cu	%	4.4

Concentrate Regrind
Mill Type		Vertimill
Concentrate Work Index	kWh/t	16
Feed Size, 80% passing	micron	75 - 110
Product Size, 80% passing	micron	25

First Cleaner Flotation
Cell Type		Tank Cell - Forced Air
Retention Time	minutes	4.8
Concentrate Grade, Cu	%	18.9

Second Cleaner Flotation
Cell Type		Tank Cell - Forced Air
Retention Time	minutes	7.2
Concentrate Grade, Cu	%	18.9
		20.8
Cleaner Scavenger Flotation
Cell Type		Tank Cell - Forced Air
Retention Time	minutes	15.2
Concentrate Grade, Cu	%	6.7

Third Cleaner Flotation
Cell Type		Columns
Retention Time	minutes	22.1
Concentrate Grade, Cu	%	28.0

Concentrate Dewatering
Concentrate Thickener
Unit Type		Conventional
Specific Settling Area	m2/(t/d)	0.50
Underflow Density	% solids	60-65

Concentrate Filter
Unit Type		Horizontal Pressure
Feed Density	% solids	55 - 65
Filtration Rate	kg/m2/hr	400
Filter Cake Moisture	% w/w	9
Production Rate	tph	121

Tailings Dewatering
Tailings Pre-thickener
Unit Type		Conventional
Specific Settling Area	m2/(t/d)
Underflow Density	% solids	60-65

Tailings thickener
Unit Type		Paste
Specific Settling Area	m2/(t/d)	0.07
Underflow Density	% solids	63-65

The concentrate from the second cleaner is pumped to the third cleaner which consists of four 4.5 m diameter columns with a residence time of 22 minutes to produce the final concentrate assaying 28 percent copper. The third cleaner tailing is recycled to the second cleaner feed.

16.2.3

Concentrate Thickening and Filtration

The final copper flotation concentrate is then thickened in two 39-meter diameter thickeners designed to increase the concentrate slurry density from 26 percent to 65 percent solids by weight. The thickener overflow serves as process makeup water.

Thickened copper concentrate is pumped to two agitated storage tanks that will provide a total of 36 hours of storage capacity in advance of the concentrate slurry pipeline that will transport thickened concentrate approximately 108 kilometers to the filter plant that is located at elevation 576 masl (close to Route 5). The pipeline feeds a 45 m diameter thickener and the underflow is filtered by two 120 m2 pressure filters to produce a concentrate filter cake with less than 9 percent moisture. Filtered concentrate will be conveyed to a 15,000-tonne live capacity enclosed concentrate storage area. Concentrate will be transported by truck from the filter plant to the port at Huasco.

16.2.4

Tailings Handling

Combined rougher and cleaner circuit tailings are directed to three 50 m diameter thickeners that produce an underflow with 45 percent solids after the addition of 25 g/t flocculent. The underflow is further thickened by the addition of 30 g/t of flocculent to 63 percent in four high density thickeners. The underflow is pumped to a tailings dam.

16.2.5

Fresh Water Supply

Fresh water required for the process plant will be supplied by a desalination plant located on the coast, 197 kilometers from the mine site. The desalination plant and pumping system is designed to process and pump 740 liters per second (including 15 percent design factor), which should be more than sufficient to meet the process makeup and fresh water requirements, which is estimated at 640 l/s. Fresh water received from the desalination plant will be stored in two 49,000 m3 capacity ponds, which will provide almost 40 hours of process supply.

Pincock, Allen & Holt	Page 16.18
70563 May 9, 2008

17.0

MINERAL RESOURCE AND RESERVE ESTIMATION

This section of the 43-101 instrument is largely based on the "El Morro Project, Chile, Feasibility Study, Final Report" dated March 31, 2008 by Fluor Chile S.A. In addition, PAH has reviewed a resource report written by Mr. Raul R. Roco, CP, a qualified person (MAusIMM - 220431): "El Morro: La Fortuna Deposit – Mineral Resource Evaluation Report" dated October 2006, and a resource audit report prepared by AMEC Peru S.A., dated January 2008, entitled "Fortuna Feasibility Study".

PAH believes that the information contained herein is reliable. Mr. Stone is responsible for the presentation of the mineral reserves and resources disclosure in this report. PAH does not guarantee the accuracy of third party information that was reviewed by PAH for the preparation of this report.

17.1

Coordinate System, Surveying and Topography

The "La Fortuna" copper-gold porphyry ore body is the main mineral resource discovered and explored within the "El Morro" copper – gold district, located 750 m ESE of the historic Santa Julia mine and surrounding dumps which have UTM coordinates of N6,832,930 and E413,480.

PAH believes that reconstruction of the topography by using aerial photographic technique with two sets of aerial data at 1:10000 and 1:2000 scales with 10m and 2m resolution respectively using the UTM Projection (South American 1956 Datum, Zone 19 South) is sufficiently accurate for feasibility studies. The elevation control done also included survey information of a vast majority of the drill holes collars. The collars were re-surveyed by an independent contractor using a high-definition GPS.

The drill-holes were surveyed down-hole using various techniques such as single-shot cameras (50 m down-hole spacing), "Maxibore" instrument (3m down-hole spacing) and real-time gyroscopic surveys. Single-shot camera surveying was used for the early exploration campaigns, while for the delineation drilling performed after the year 2000, most of the drill hole deviations were surveyed by either the gyroscope or the Maxibore technique. PAH does not have the information to independently verify the total fraction of drill-holes that had down-hole survey information. However all inclined drill holes were surveyed at a minimum interval of every 50m down-hole. In general down-hole deviation of drill holes on the project is small: the averages of the cumulative deviation of the drill-holes rarely exceeds 1 degree per 100m for both diamond and reverse circulation drilling.

17.2

Sample Database and 3D Geological Models

As reported in the Fluor Final Feasibility report, the total length of drilling at La Fortuna from surface is 80,387m in 196 drillholes. The average drill hole length is 410m. There are 73 drill holes that are longer than 400m, 23 of them are equal to or greater than 600m. Only the diamond-drill data, amounting to 74,774m of core in 174 holes were used for the block model and resource estimation purposes. An additional 5 reverse circulation holes were used to develop the La Fortuna geologic model, but these holes were not used for resource estimation.

Pincock, Allen & Holt	Page 17.1
70563 May 9, 2008

Xstrata updated the geologic model in 2007 and relogged and recoded approximately 90 percent of the core. Rock lithologies and mineralization assemblages were modeled separately, and a a structural model was also built to aid in identification of the geologic contacts. Several modeling techniques were employed including surface or solids breaking and generation of polygons every 15m using the structural model as a guide. These modifications and the new drill hole data produced important local changes over earlier models used in previous resource estimates. Table 17-1 shows the geological codes used to define the lithology and mineralogy types in the drill-hole data.

TABLE 17-1
Metallica Resources
El Morro Project, Chile
Feasibility Study
Geological Codes used in Drill Hole Databases
LITHOLOGY
100	Tuff - Wall Rock
101	Overburden Gravels
102	Feldspar Porphyry
103	Hydrothermal Breccia
104	Biotitic Amphibole Porphyry
105	Igneous Breccia
106	Amphibole Porphyry
107	Tectonic Breccia
108	Late Porphyry
109	Fortuna Breccia
110	Surrounding Breccia

MINERALIZATION
300	Leached
301	Supergene Blanket Cc +/- Cv Cpy
302	Primary
303	Mixed (Cu Ox - Cu sulfides)
304	Green Cu Oxides

17.3

Statistical Analysis and Variography

17.3.1

General Statistical Analysis and Estimation Domain Definition

Detailed exploratory data analysis (EDA) of the composited data was done in order to define the minimum number of estimation domains by combining composited data of different lithological units and mineralization zones based on their statistics. Statistical analyses were carried out for raw drill hole data and composited data including descriptive statistics, histograms, probability plots, and quantile-quantile plots. The analyses resulted in the selection of 11 estimation domains (ED) for copper (Table 17-2) and a total of seven estimation domains for gold (Table 17-3) based on similar statistical analyses. PAH believes that the estimation-domain classifications were done based on an industry standard statistical approach.

Pincock, Allen & Holt	Page 17.2
70563 May 9, 2008

TABLE 17-2
Metallica Resources
El Morro Project, Chile
Feasibility Study
Estimation Domains for Copper based on Lithology and Mineralization

ED	Lithology - Mineral Zonation Combinations
ED = 1	Leached (mineralization = 300)
ED = 2	Cu Oxides (mineralization = 304)
ED = 3	Supergene (mineralization = 301) + Tuff (litho = 100)
ED = 4	Supergene (mineralization = 301) and litho 108) + PF (litho = 102) + PB
(litho = 104) + FB (litho = 109) + BIC (litho = 110)
ED = 5	Primary (mineralization = 302) + tuff (litho = 100)
ED = 6	Primary (mineralization = 302) + Feldspar Porphyry (litho = 102)
ED = 7	Primary (mineralization = 302) + Biotite Amphibole Porphyry (litho = 104)
ED = 8	Amphibole Porphyry (litho = 106)
ED = 9	Primary (mineralization = 302) + Fortuna Breccia (litho = 109)
ED = 10	Late Porphyry (litho = 108)
ED = 11	Primary (mineralization = 302) + Igneous Contact Breccias (litho = 110)

TABLE 17-3
Metallica Resources
El Morro Project, Chile
Feasibility Study
Estimation Domains for Gold based on Lithology and Mineralization
ED	Lithology - Mineral Zonation Combination
ED = 1	Leached - Oxides
ED = 2	Amphibole Porphyry (PA)
ED = 3	Tuff
ED = 4	Feldspar Porphyry (PF) - Fortuna Breccias (BF)
ED = 5	Biotite Porphyry (PB)
ED = 6	Igneous Contact Breccias (BIC)
ED = 7	Late Porphyry (PT)

The descriptive statistics for the copper estimation domains are presented in Table 17-4. The largest single domain is ED 6 for the feldspar porphyry with 7,390 samples.

Pincock, Allen & Holt	Page 17.3
70563 May 9, 2008

TABLE 17-4
Metallica Resources
El Morro Project, Chile
Feasibility Study
Descriptive Statistics for Copper Grade

	Statistics	Not	Leach	Mixed	Oxide	Supergene	Primary
		Defined
	No. of Samples	1,424	20		1
Gravels	Mean CuT	0.01	0.01		0.21
	Std. Deviation	0.03	0
	Variance	0	0
	No. of Samples	12	4,824	38	344	2,043	5,762
Tuff	Mean	0.05	0.02	0.53	0.32	0.52	0.12
	Std. Deviation	0.05	0.03	0.57	0.71	0.58	0.14
	Variance	0	0	0.33	0.51	0.34	0.02
	No. of Samples	3	1676	83	361	3,485	7,390
Feldspar	Mean	0.24	0.04	1.22	0.48	0.9	0.66
Porphyry	Std. Deviation	0.02	0.06	1.01	0.5	0.68	0.25
	Variance	0	0	1.02	0.26	0.46	0.06
	No. of Samples	2	1018	46	201	1,211	3,424
Biotite	Mean	0.33	0.04	1.1	0.63	0.77	0.36
Porphyry	Std. Deviation	0.35	0.07	1.01	0.69	0.61	0.21
	Variance	0.12	0.01	1.02	0.48	0.37	0.04
	No. of Samples	118	1		3	1	169
Amphibole	Mean	0.02	0.08		0.59	0.34	0.08
Porphyry	Std. Deviation	0.03			0.86		0.11
	Variance	0			0.73		0.01
	No. of Samples	35	20	3	46	35	777
Late	Mean	0.05	0.13	0.46	0.32	0.53	0.15
Porphyry	Std. Deviation	0.04	0.06	0.52	0.22	0.54	0.11
	Variance	0	0	0.27	0.05	0.29	0.01
	No. of Samples	7	5	9	27	35	546
Fortuna	Mean	0.39	0.09	0.29	0.18	0.44	0.43
Breccia	Std. Deviation	0.23	0.02	0.05	0.08	0.31	0.19
	Variance	0.05	0	0	0.01	0.09	0.04
	No. of Samples		199	12	27	372	643
Igneous	Mean CuT		0.05	1.35	0.51	0.8	0.4
Contact	Std. Deviation		0.1	0.55	0.4	0.57	0.18
Breccia	Variance		0.01	0.31	0.16	0.33	0.03

Legend

ED 1	ED 2	ED 3	ED 4	ED 5	ED 6	ED 7	ED 8	ED 9	ED 10	ED 11

17.3.2

Compositing

The drill hole data were composited using a down-the-hole mathematical calculation algorithm. A down-hole composite length of 5m was chosen with geology codes assigned to the composites using a "majority rule" from the "as logged field of the drill-hole data base". The sampling began at the beginning of the first sample in each hole. Breaks to the 5 meter sample interval rule for compositing were allowed at the contact of the Leached Zone (300) and at the contacts with the Amphibole Porphyry (106). These breaks when coupled with the leftover composites at the end of the hole amounted to 300 composites in the model that had lengths less than 5 meters, or 2 percent of the total composites.

The logged geological information was used to interpret the data in the 3D environment using Maptek's Vulcan® software system. The 3-D geological solid envelopes from cross-sectional interpretations were done using standard industry practice with help from Vulcan staff. Wireframe models were created for both the lithological and mineralization models. Surfaces representing the top of dominant sulfides (TDS), and the top of dominant chalcopyrite (TDR) were created for the mineralization model. In effect, the TDS surface represents the base of the Leached Zone and the TDR surface represents the top of the Hypogene Zone. Within the main body of copper-gold mineralization the intervening Supergene Zone of secondary copper enrichment separates the two surfaces. The TDS and TDR surfaces merge with distance away from the main body of copper-gold mineralization where secondary copper enrichment has not occurred, resulting in the Leached Zone coming in immediate contact with the underlying Hypogene Zone.

Pincock, Allen & Holt	Page 17.4
70563 May 9, 2008

17.3.3

Variography: Correlogram Analysis

Experimental correlograms were created using SAGE 2001® software based on 5m composites for copper and gold. No grade capping was used in grade interpolation but the spatial influence of high-grade composites was restricted as part of the search strategy. The correlograms were fitted using exponential or spherical models.

The correlogram parameters for copper are provided in Table 17-5. The correlogram parameters for gold are shown in Table 17-6.

It was observed that the correlogram models represent two major directions of continuity: NW-SE for the Supergene Zone of secondary copper sulfide mineralization and NE-SW for the underlying Hypogene Zone of primary copper sulfide mineralization. PAH believes these continuities are in line with the geology of the deposit.

Pincock, Allen & Holt	Page 17.5
70563 May 9, 2008

TABLE 17-5
Metallica Resources
El Morro Project, Chile
Feasibility Study
Kriging Plan for Copper by Estimation Domain

		Est	Bearing	Plunge	Dip	Search Radius			Min Sam	Max Sam	Max Sam	Min Oct	Min Sam		Model	Sill	Bearing	Plunge	Dip	Range
Id	ED	Pass	Z	Y	X	Major	Semi	Minor	per Est	per Est	per Oct	with Sam	per Oct	Nugget	Type	Differential	Rot Z	Rot Y'	Rot X''	Major	Semi	Minor
	1	1	-67	-11	28	60	80	40	8	12	4	3	1	0.500	EXP	0.5	-67	-11	28	150.8	350	84.2
Leached	1	2	-67	-11	28	120	160	80	8	12	4	3	1	0.500	EXP	0.5	-67	-11	28	150.8	350	84.2
	1	3	-67	-11	28	360	400	300	8	16	4	3	1	0.500	EXP	0.5	-67	-11	28	150.8	350	84.2
Oxide	2	1	0	0	0	240	240	160	8	12	4	3	1		ID3
Supergene Enrichment	3	1	-55	-4	69	60	70	40	8	12	4	3	1	0.167	EXP	0.536	-55	-4	69	49.2	60.4	45.1
Mixed	3	2	-55	-4	69	130	120	100	8	12	4	3	1	0.167	EXP	0.536	-55	-4	69	49.2	60.4	45.1
Tuff	3	3	-55	-4	69	280	320	360	8	16	4	3	1	0.167	EXP	0.536	-55	-4	69	49.2	60.4	45.1
Supergene Enrichment	4	1	25	-1	5	70	40	50	8	12	4	3	1	0.160	EXP	0.314	25	-1	5	272.8	42.2	106.7
Mixed	4	2	21	-2	-10	120	140	100	8	12	4	3	1	0.160	EXP	0.314	25	-1	5	272.8	42.2	106.7
No Tuff	4	3	21	-2	-10	280	320	250	8	16	4	3	1	0.160	EXP	0.314	25	-1	5	272.8	42.2	106.7
Primary	5	1	-43	-26	-7	60	50	80	8	12	4	3	1	0.328	EXP	0.672	-43	-26	-7	382.2	146.3	512.5
Tuff	5	2	-43	-26	-7	160	140	120	8	12	4	3	1	0.328	EXP	0.672	-43	-26	-7	382.2	146.3	512.5
	5	3	-43	-26	-7	400	380	350	8	16	4	3	1	0.328	EXP	0.672	-43	-26	-7	382.2	146.3	512.5
Primary	6	1	19	-4	-9	50	40	70	8	12	4	3	1	0.150	EXP	0.85	19	-4	-9	100	60	450
Feldspar Porphyry	6	2	19	-4	-9	120	110	140	8	12	4	3	1	0.150	EXP	0.85	19	-4	-9	100	60	450
	6	3	19	-4	-9	380	320	400	8	16	4	3	1	0.150	EXP	0.85	19	-4	-9	100	60	450
Primary	7	1	-33	4	3	60	70	80	8	12	4	3	1	0.178	SPHE	0.822	-33	4	3	93.1	185.2	285.5
Biotite Porphyry	7	2	-33	4	3	100	130	140	8	12	4	3	1	0.178	SPHE	0.822	-33	4	3	93.1	185.2	285.5
	7	3	-33	4	3	350	380	400	8	12	4	3	1	0.178	SPHE	0.822	-33	4	3	93.1	185.2	285.5
Amphibole Porphyry	8	1	0	0	0	250	250	250	8	12	4	3	1		ID3
	8	2	0	0	0	350	350	350	8	12	4	2	1		ID3
Primary	9	1	-37	10	-4	70	40	50	8	12	4	3	1	0.200	EXP	0.292	-37	10	-4	14.2	36.9	65.3
Breccia Fortuna	9	2	53	0	18	100	80	140	8	12	4	3	1	0.200	EXP	0.292	-37	10	-4	14.2	36.9	65.3
	9	3	53	0	18	340	280	400	8	16	4	3	1	0.200	EXP	0.292	-37	10	-4	14.2	36.9	65.3
Late Porphyry	10	1	0	0	0	40	40	30	8	12	4	3	1		ID3
	10	2	0	0	0	200	200	200	8	16	4	3	1		ID3
Primary	11	1	0	0	0	40	40	30	8	12	4	3	1		ID3
Contact Breccia	11	2	0	0	0	280	280	280	8	16	4	3	1		ID3

Pincock, Allen & Holt	Page 17.6
70563 May 9, 2008

TABLE 17-6
Metallica Resources
El Morro Project, Chile
Feasibility Study
Kriging Plan for Gold by Estimation Domain

		Est	Bearing	Plunge	Dip	Search Raidus			Min Sam	Max Sam	Max Sam	Min Oct	Min Sam	Model
Id	ED	Step	Z	Y	X	Major	Semi	Minor	per Est	per Est	per Oct	with Sam	per Oct	Type
Leached	1	1	0	0	0	400	400	360	6	8	4			ID4
Amphibole Porhyry	2	1	0	0	0	350	350	350	6	8	4	3	1	ID4
		1	1	16	0	140	100	150	6	8	4	4	1	ID4
Tuff	3	2	1	16	0	380	340	400	6	8	4	3	1	ID4
		3	1	16	0	400	400	400	12	18				ID4
Feldspar Porphyry		1	-110	67	56	60	100	150	6	8	3	3	1	ID4
	4	2	61	-7	-22	400	300	430	6	8	3	3	1	ID4
Fortuna Breccia		3	61	-7	-22	400	400	430	12	18				ID4
		1	2	2	-13	100	140	150	6	8	4	4	1	ID4
Biotite Porphyry	5	2	2	2	-13	300	360	400	6	8	4	3	1	ID4
		3	2	2	-13	400	400	400	12	18				ID4
Contact Breccia	6	1	0	0	0	350	350	350	6	8	4	3	1	ID4
Late Porphyry	7	1	0	0	0	350	350	350	6	8	4	3	1	ID4

Pincock, Allen & Holt	Page 17.7
70563 May 9, 2008

17.4

Resource Model Setup, Grade Estimation and Validation

17.4.1

Block Model Definition

The block model was set up using MAPTEK's Vulcan® mining software. The block model details are given in Table 17-7. A sub-blocked model using 4m x 4m x 3m blocks was built based on the triangulations of the lithologic and mineralization models. The final geologic model is generated through regularization (re-blocking) to a 20m x 20m x 15m block size. The block model has variables for density, lithology, mineralization, and copper and gold grades.

TABLE 17-7
Metallica Resources
El Morro Project, Chile
Feasibility Study
Block Model Geometry
Origin	N 6,831,200 / W 411,900 / Z 3,000
No of Blocks	165 columns (NS) / 160 rows (EW) / 100 levels
Block size	20m (NS) x 20m (EW) x 15m high
Total number of blocks	2,640,000

17.4.2

Resource Block Model Setup

The block model size selected was 20m x 20m x 15m. This size is adequate for the dimensions of the deposit and the expected mining method. The block model covers sufficient area to allow evaluation of the full geological model during the pit optimization process.

Separate Vulcan block models were set up (bmf files) for copper, gold and resource classification, all having identical specifications in terms of block dimension and origin. These "interpolation" block models have all variables required by the interpolation process, such as number of samples used, proportion of each domain within the block, estimation domain codes, kriging variance, etc.

Once the interpolation process was completed a final compilation was carried out by combining those variables that are relevant to the mine optimization process. The block grade dilution related to the geology boundaries is incorporated to the final block grades by considering the proportion of all estimation domains at each block (partial block methodology). This approach accounts for grade dilution related to geological contacts and provides similar results to what is normally referred to as "partial block" grade interpolation. The resolution of the sub-parental model on which the proportions of geological domains are calculated is 4m x 4m x 3m on x, y and z respectively. The final block grade is calculated using the following equation:

TCu (%) = Si = 0,N L(i) * Cu(i)/SL (i)

Pincock, Allen & Holt	Page 17.8
70563 May 9, 2008

Where L(i) is the proportion of each domain within a particular block, Cu(i) is the estimated copper grade for each domain and TCu (%) is the final volume-weighted estimated copper grade. This methodology produces a mineral resource inventory that represents a reasonable expectation of what can be recovered during mining.

The current topographic Digital Terrain Model (DTM) was used to define the limit between rock and air. The sub-blocked geological model was flagged in relation to the topographic surface using Vulcan's mine module. This process assigned the proportion of air inside each block. It was noted that the vast majority of blocks in contact with the topography are either gravels, which did not receive any estimated grade, or part of the leached cap. PAH uses Vulcan in similar fashion to Xstrata and views the Block Model Setup procedure described as being an acceptable mining industry methodology.

17.4.3

Block Grade Interpretation

Ordinary kriging was chosen as the interpolation algorithm for the estimation of total copper (TCu) in 7 estimation domains (1, 3, 4, 5, 6, 7, and 9). Block kriging was performed with discretization of 4m x 4m x 3m points within each block. The TCu estimation domains (2, 8, 10, and 11) were estimated with inverse distance to the power of 3. The TCu model is referred to as the ordinary kriging (OK) model even though these 4 domains were not estimated by OK. Figure 17- 1, a box plot, illustrates the composite copper statistics by Estimation Domain (ED).

All gold estimation domains were estimated using inverse distance to the power of 4. The power of 4 was selected to restrict the excessive smoothing of gold grade estimates.

The interpolation process was carried out in a phased manner, thus for most estimation domains three kriging passes were run with increased search radii. Typically the first kriging pass involved 40 to 80 m search neighborhoods (these blocks were then tagged as being already interpolated). The second pass search was in the order of 10 to 160 m followed by a third final pass with ranges between 200 to 400 meters. All searches used oriented ellipsoids to reflect anisotropies found on the correlogram models, although the ratio of major to minor axes was smaller than those coming from the models. Restrictions such as the number of octants with composites, maximum number of composites per drill hole, and maximum number of composites per octant were also used as appropriate (see Tables 17-5 and 17-6). PAH accepts the methodology and numbers used in the interpolation process as being reasonable and appropriate for the Fortuna porphyry copper system.

17.4.4

Control of High Grade Samples

An analysis was carried out for copper and gold in order to assess the need to restrict the spatial influence of high grade samples. It is a common situation to observe a certain proportion of outliers or extreme high values that re beyond the normal distribution of grades. These extreme values may represent a small proportion of the metal contained in the estimated model. Mistreatment of the grade distribution's end tail may cause severe overestimation of metal content.

Pincock, Allen & Holt	Page 17.9
70563 May 9, 2008

Cu Composite Statistics by ED
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00

	ED 1 (Leach)	ED 2 (Oxide)	ED 3 (Supergene - Tuff)	ED 4 (Supergene - Non Tuff)	ED 5 (Primary - Tuff)	ED 6 (Primary - PF)	ED 7 (Primary - PA)	ED 8 (Por. Anph.)	ED 9 (Primary - BF)	ED 10 (Late Por.)	ED 11 (Primary - BIC)
Q1	0.011	0.140	0.279	0.482	0.041	0.509	0.236	0.013	0.304	0.083	0.290
Min	0.001	0.056	0.001	0.091	0.001	0.030	0.007	0.003	0.010	0.008	0.049
Median	0.020	0.251	0.395	0.676	0.099	0.640	0.350	0.027	0.444	0.155	0.365
Mean	0.037	0.450	0.518	0.861	0.127	0.657	0.367	0.069	0.431	0.174	0.409
Max	5.215	2.756	5.417	6.133	2.466	1.861	1.278	0.540	0.882	1.171	0.896
Q3	0.037	0.603	0.587	1.030	0.170	0.781	0.463	0.074	0.568	0.215	0.534
NSamples	2943	386	818	2078	2359	3060	1396	123	223	369	267

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	METALLICA RESOURCES Inc.	FIGURE 17-1 BOX PLOT by ESTIMATION DOMAIN	Apr/2008
Project No. 70563	Project Name El Morro Project		Drawing Name Fig.17-1.dwg

In the La Fortuna composites database it was observed that high grade samples were fairly well adjusted to the main grade populations and therefore could not be considered as outliers. It was decided that no grade capping would be necessary for grade interpolation but the spatial influence of high grade composites was restricted as part of the search strategy. The software used to estimate grades allows the user to control a maximum area of influence for the estimation of blocks when high grades are encountered within the search neighborhood.

17.4.5

Density

Mineralization, alteration and weathering processes exert a sometimes very strong effect on the density of individual lithologies. Xstrata has made a concerted effort to collect large quantities of data of the specific gravity of the various lithologies and alteration assemblages in the Fortuna deposit. The Vulcan model incorporates these variable densities into the construction of the block model. PAH has observed the method of SG measurement and the volume of samples and considers the work done at La Fortuna to exceed typical industry standards and practice.

Tonnage factors for resource estimation were derived by calculating an average bulk density from the drill core data for each of lithology and mineral zone combinations. Block densities were assigned according to the mineral-zones. Density models used for tonnage calculation are presented in Table 17-8.

TABLE 17-8
Metallica Resources
El Morro Project, Chile
Feasibility Study
Specific Gravity (SG) as Applied to Derive Tonnages
Geological Units Combinations		Density
	Gravels	2.33
	Oxide	2.34
	Tuff
	Late Porphyry (PT)
	Amphibole Porphyry (PA)
Leach
	Feldspar Porphyry (PF)	2.27
	Biotite Porphyry (PB)
	Fortuna Breccia (BF)
	Tuff	2.45
	Igneous Contact Breccia (BIC)
Supergene	Feldspar Porphyry (PF)	2.44
	Biotite Porphyry (PB)
	Fortuna Breccia (BF)
	Tuff	2.53
	Feldspar Porph (PF)	2.48
Primary	Biotite Porph (PB)
	Fortuna Breccia (BF)
	Igneous Contact Breccia (BIC)
Supergene & Primary	Amphibole Porphyry (PA)	2.50
	Late Porphyry (PT)	2.54

Pincock, Allen & Holt	Page 17.11
70563 May 9, 2008

17.4.6

Block Model Validation

The block grade models from TCu and Au were systematically validated against its corresponding composite data set and nearest-neighbor (NN) model to assure appropriate honoring of the input data.

The validation of the grade models was carried out in the following five ways:

  Detailed visual inspection of block grade versus composited data

  Comparisons of block model mean grades with those of the composites

  Comparison with NN estimation carried out with no high yield restriction

  Comparison with OK model estimated with no high grade restriction

  Drift analysis on sections and benches to validate reproduction of data trends

The visual inspection of block grade versus composited data showed a good reproduction of the data by the model. Figure 17-2 illustrates a cross section for copper grades with drill holes superimposed on the block model with identical color schemes for grade values for both block and drill holes.

Figure 17- 3 shows the copper comparison between block mean grade versus composite mean grade for each estimation domain (ED). In general, block mean grades are lower, showing a certain degree of conservatism.

Figure 17-4 shows the gold comparison between block mean grade versus composite mean grade for each estimation domain. In general, block grade showed a good reproduction of the means, particularly for three main estimation domains (tuff, feldspar porphyry – fortuna breccia, and biotitic porphyry).

Grade tonnage curves were developed for the kriged model and the nearest neighbor model for comparison. A plot for copper using ED 6 is presented in Figure 17-5. Examination of these curves indicates that it is possible to appreciate a reasonable match between the OK and the NN models.

Pincock, Allen & Holt	Page 17.12
70563 May 9, 2008

4400 L
4200 L
4000 L
3800 L
3600 L
3400 L
3200 L
Topography
Enrichment Top Sulphide
Composites Database
Primary Top Sulphide
Resource Pit
Legend (Cu%)
-999.000 <= < 0.000
0.000 <= < 0.300
0.300 <= < 0.500
0.500 <= < 0.700
0.700 <= < 1.000
1.000 <= < 100.000
6832500 N
6833000 N
6834500 N
6835000 N

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt [illegible] Union Boulevard, Suite [illegible] Lakewood, Colorado [illegible] Phone (303) [illegible]	METALLICA RESOURCES Inc.	FIGURE 17-2 COPPER GRADES In CROSS SECTION WITH DRILLHOLES	Apr/2008
Project No. 70563	Project Name: El Morro Project		Drawing Name: Fig.17-2.dwg

Mean Grade By Estimation Domains
Composites vs Block Grade
Comp Mean
BM Mean
Cu Grade (%)
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
ED 1 (Leach)
ED 2 (Oxide)
ED 3 (Sup - Tuff)
ED 4 (Sup - Non Tuff)
ED 5 (Primary - Tuff)
ED 6 (Primary - PF)
ED 7 (Primary - PA)
ED 8 (Por. Anph.)
ED 9 (Primary - BF)
ED 10 (Late Por.)
ED 11 (Primary - BIC)
Estimation Domain (ED)

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt Lakewood, Colorado	METALLICA RESOURCES inc.	FIGURE 17-3 COPPER MEAN GRADE COMPARISON	Apr/2008
Project No. 70663	Project Name: El Morro Project		Drawing Name: Fig.17-3.dwg

Mean Grade By Estimation Domains
Composites vs Block Grade
1.00
0.80
0.60
0.40
0.20
0.00
Au Grade (g/t)
Comp Mean
BM Mean
ED 1 (Leach - (Oxide))
ED 2 (P. Anph.)
ED 3 (Tuff)
ED 4 (PF - BF)
ED 5 (PB)
ED 6 (BIC)
ED 7 (PT)
Estimation Domain (ED)

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite Lakewood, Colorado 80228 Phone (303) 986-6950	*METALLICA RESOURCES inc.*	FIGURE 17-4 GOLD MEAN GRADE COMPARISON	Apr/2006
Project No. 70663	Project Name: El Morro Project		Drawing Name: Fig.17-4.dwg

Resources Grade Tonnage Curve
Reserve model. Cu vs NN_Cu
Millones
Tonnes
900
800
700
600
500
400
300
200
100
0
2.5
2.0
1.5
1.0
0.5
0.0
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
1.5
Cut off Cu (%)
Tonnes Mea, Ind, Inf
Tonnes NN
Cu Mea, Ind, Inf
Cu NN

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	METALLICA RESOURCES Inc.	FIGURE 17-5 GRADE TONNAGE CURVE for COPPER ESTIMATION DOMAIN 6	Apr/2008
Project No. 70563	Project Name El Morro Project		Drawing Name Fig.17-5.dwg

17.4.7

Resource Classification

Xstrata Copper follows the Australian Code for reporting of Exploration Results, Mineral Resources, and Ore Reserves (the JORC Code). The code defines the terms Measured, Indicated and Inferred resources reflecting the decreasing level of knowledge and confidence in the estimates. For the purposes of the CIM Standards on Mineral Resources and Reserves – Definitions and Guideline, NI 43-101 and this report, the JORC Code Criteria used by Xstrata Copper to define Measured, Indicated and Inferred resources are equally applicable and acceptable.

At the Fortuna deposit the following set of criteria are used to classify resources:

Measured

An interpolation plan was set up specifically to assess the level of information of the block model in relation to the location and density of drill holes. This is performed in three steps of the classifying routine.

Search distances used in the first interpolation step (Step 1) are 70m x 70m x 70m isotropic using a minimum of 9 samples and a maximum of 21. Blocks reached by this run are initially flagged as Measured, but various corrections are done afterwards before obtaining the final measured blocks. A maximum of 5 composites per drill were allowed to ensure a minimum of 2 drill holes on this run.

In the second step (Step 2), distances from a block's centroid to the closest 21 composites are calculated and stored for each of those composites within a search radii of 120 meters.

On a third step (Step 3) a subset of blocks that were initially marked as Measured from (Step 1) are now considered Measured only when the first 9 samples are located within a 60m distance from the block.

Finally those blocks classified as Measured as interpolated in Step 1 with less than 3 drill holes were downgraded to Indicated as well as those blocks located below bench 3630. This post processing subroutine is run before the smoothing step explained further below in the text.

Indicated

The approach for flagging Indicated resources is the same as that used for Measured except that it allows blocks with data associated with their interpolation in a larger search radii but still providing relative confidence on the quality of the results. For this category, a single interpolation step was set up.

Search distances used are 110m x 110m x 110m isotropic using a minimum of 8 samples and maximum of 21 to allow a block to be included as part of this category. A maximum of 4 composites per drill were allowed to ensure a minimum of 2 drill holes on this run.

Pincock, Allen & Holt	Page 17.17
70563 May 9, 2008

Inferred

A third subsequent interpolation run was set for the Inferred category, the parameters used are now more relaxed to allow more influence from holes, particularly at the bottom. These parameters have been found reasonable if not conservative given the nature of the primary ore in the porphyry deposit.

Search distances used are 270m x 270m x 230m isotropic, no octants restrictions were applied while the algorithm allows a maximum of 5 samples per drill hole. A minimum of 6 samples and a maximum of 20 were set to allow a block to be included as part of this category.

Smoothing Step

The above described approach for resource classification is useful to identify on a block by block basis the level of information associated with the block model at that scale. However, in some cases, there are areas where blocks of different categories coexist resulting in a salt-and-pepper pattern that is not really adequate for mine planning purposes.

In order to address this issue, a smoothing algorithm was set up to reduce the salt-and-pepper effect to acceptable levels. The algorithm works by calculating a moving window average over a predefined volume. The procedure counts the number of blocks in each category to within that window and finally assigns the final category as the majority code. The final window size chosen is 45m x 45m x 22.5m; this size was selected empirically by implementing various runs until the level of smoothing was considered adequate. This window size involves one surrounding block on each block face.

A typical section with ore classifications is shown in Figure 17-6.

Pincock, Allen & Holt	Page 17.18
70563 May 9, 2008

INDICATED
MEASURED
BLOCK : PASS
BLOCK : PASS
-100.000 <= <= 0.000
1.000 <= <= 1.000
2.000 <= <= 2.000
3.000 <= <= 3.000
INFERRED
PIT FINAL
NOT CLASSIFIED

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**METALLICA RESOURCES Inc.**	FIGURE 17-6 RESOURCE CLASSIFICATION: The MEASURED, INDICATED and INFERRED RESOURCE BLOCKS with DRILLHOLE DATA	Apr/2008
Project No. 70563	Project Name El Morro Project		Drawing Name Fig.17-6.cdr

17.4.8

Resource Statement

The resources at different cut-off grades are reported in Table 17-9. The resources reported in this table are constrained by the topography and an economic limit. Grades are based on equivalent copper which takes into account recovery and price. The equivalent copper equation is:

EqCu (%) = Cu (%) + 0.592 x Au (g/t)

Where:

Cu (%) represents the average copper grade

Au (g/t) represents the average gold grade

0.592 represents a constant based on metal prices of $1.25/lb copper and $500/oz gold and average metal recoveries for the deposit.

TABLE 17-9
Metallica Resources
El Morro Project, Chile
Feasibility Study
Mineral Resource Estimate

Category	EqCu	k tonnes	Copper		Gold
	Cutoff		%	M lbs	gpt	k ozs
	0.2	213,326	0.643	3,022	0.539	3,698
	0.3	211,164	0.647	3,011	0.544	3,693
Measured	0.4	204,948	0.658	2,974	0.557	3,668
	0.5	193,401	0.677	2,888	0.578	3,594
	0.6	176,148	0.705	2,737	0.609	3,451
	0.2	363,496	0.474	3,798	0.446	5,209
	0.3	347,242	0.486	3,717	0.463	5,170
Indicated	0.4	289,327	0.532	3,392	0.524	4,876
	0.5	239,352	0.577	3,043	0.589	4,530
	0.6	194,804	0.622	2,673	0.657	4,116
	0.2	576,822	0.536	6,820	0.480	8,907
Measured	0.3	558,406	0.547	6,729	0.494	8,863
+	0.4	494,275	0.584	6,366	0.538	8,544
Indicated	0.5	432,753	0.622	5,931	0.584	8,124
	0.6	370,952	0.661	5,410	0.634	7,567

Category	EqCu	k tonnes	Copper		Gold
	Cutoff		%	M lbs	gpt	k ozs
	0.2	80,087	0.317	560	0.157	406
	0.3	62,335	0.343	472	0.183	366
Inferred	0.4	27,538	0.434	264	0.267	237
	0.5	13,384	0.530	156	0.376	162
	0.6	6,523	0.641	92	0.568	119

Note: EqCu (%) = Cu (%) + 0.592 * Au (gpt)
Mineral Resource Estimate completed in July 2007 by Xstrata Copper
Pincock, Allen & Holt	Page 17.20
70563 May 9, 2008

17.5

Reserve Categorization

Based on the Measured, Indicated, and Inferred category resources in the block model for La Fortuna ore deposit and economic parameters, an open-pit optimization exercise was done. In the first stage, the blocks in the resource model were assigned values based on economic and metallurgical criteria. Blocks with positive economic values were considered as potential ore blocks and blocks with negative economic values were considered as waste blocks. In the second step, a pit optimization algorithm was applied using the Whittle® 4X software tool. A base metal price of US$1.25/lb for copper and US$500/oz for gold were used for the evaluation purposes. From this exercise, a mineable pit design was developed and only the Measured and Indicated resources within the pit were included in the Proven and Probable reserves. PAH has reviewed the reserve categorization criteria and agrees with the reserve statement presented in Table 17-10.

TABLE 17-10
Metallica Resources
El Morro Project, Chile
Feasibility Study
Reserve Estimate (Mar 2008)

Reserve	Tonnage	EqCu Grade	Cu Grade	Cu	Cu	Au Grade	Au	Au
Category	(000's)	percent	percent	tonnes	M pounds	g/t	grams (000's)	ounces (000's)
Proven	208,473	0.970	0.659	1,373,837	3,029	0.528	110,074	3,539
Probable	241,761	0.747	0.504	1,218,475	2,686	0.408	98,638	3,172
Total Reserves	450,234	0.850	0.576	2,592,313	5,715	0.464	208,712	6,711
Waste	1,642,307		Strip Ratio	3.65
Total In-Pit	2,092,541

Note: Based on 0.30% EqCu Cutoff Grade

PAH believes that the mineral resource and reserve estimates shown in Tables 17-9 and 17-10 are reasonable and meet the standards for mineral resource and reserve estimates set forth in the Canadian Institute of Mining (CIM) Standards on Mineral Resources and Reserves – Definitions and Guidelines adopted by the CIM Council on December 11, 2005.

17.6

Summary and Conclusions

17.6.1

Adequacy of Procedures

PAH and various other firms and independent consultants have reviewed the methods and procedures utilized by Metallica, Falconbridge, Noranda and Xstrata at the El Morro Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a feasibility level of study.

17.6.2

Adequacy of Data

PAH believes that the El Morro Project has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results. PAH believes that the resulting data can effectively be used in the subsequent estimation of resources and reserves.

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17.6.3

Compliance with Canadian NI 43-101 Standards

PAH believes that the current drill hole database is sufficient for generating a feasibility level resource model for use in resource and reserve estimation. Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

At a 0.30 percent equivalent Cu cutoff grade, the measured and indicated resource is 558.4 million tonnes at a copper grade of 0.547 percent and a gold grade of 0.494 gpt. Included in this resource is a proven and probable reserve of 450.2 million tonnes of ore at a copper grade of 0.576 percent and a gold grade of 0.464 gpt based on a 0.30 equivalent Cu cutoff grade.

PAH believes that the resource and reserve estimates have been calculated utilizing acceptable estimation methodologies. PAH is also of the opinion that the classification of measured and indicated resources, stated in Table 17-9, and proven and probable reserves, stated in Table 17-10, meet the definitions as stated by Standards for Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP dated December 23, 2005.

17.6.4

Exploration Potential

The La Fortuna deposit is still open at depth. Recent deep holes (below 600 meter depth) have intercepted good copper-gold mineralization with above average grades (see DDHF 141 – Figure 8-1). Exploration potential on the El Morro Project also exists in other surrounding areas including the El Morro other surrounding porphyry deposits.

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18.0

OTHER RELEVANT DATA AND INFORMATION

PAH is not aware of any other relevant data or information that should be included in this Technical Report.

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19.0

INTERPRETATION AND CONCLUSIONS

19.1

Adequacy of Procedures

PAH and various other firms and independent consultants have reviewed the methods and procedures utilized by Metallica, Falconbridge, Noranda and Xstrata at the El Morro Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a feasibility level of study.

19.2

Adequacy of Data

PAH believes that the El Morro Project has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results. PAH believes that the resulting data can effectively be used in the subsequent estimation of resources and reserves.

19.3

Adequacy of Feasibility Study

This Technical Report is based on the El Morro Project, Chile, Final Feasibility Study Report prepared by Fluor, dated March 31, 2008. PAH believes that this Feasibility Study and the supporting documents were prepared using standard industry practices and provides reasonable results and conclusions.

19.4

Compliance with Canadian NI 43-101 Standards

PAH believes that the current drill hole database is sufficient for generating a feasibility level resource model for use in resource and reserve estimation. Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

At a 0.30 percent equivalent copper cutoff grade, the measured and indicated resource is 558.4 million tonnes at a copper grade of 0.547 percent and a gold grade of 0.494 gpt. Included in this resource is a proven and probable reserve of 450.2 million tonnes of ore at a copper grade of 0.576 percent and a gold grade of 0.464 gpt.

PAH believes that the resource and reserve estimates have been calculated utilizing acceptable estimation methodologies. PAH is also of the opinion that the classification of measured and indicated resources, stated in Table 17-9, and proven and probable reserves, stated in Table 17-10, meet the definitions as stated by Standards for Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP dated December 23, 2005.

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20.0

RECOMMENDATIONS

The El Morro Project Final Feasibility Study dated March 31, 2008 provides reasonable results and conclusions and, in PAH's opinion, meets the requirements of a Feasibility Study. This Technical Report is based on the Feasibility Study. As the project advances to the detailed design stage, there are areas of the project that should be given additional consideration. Below is a list of recommendations to consider:

  The current Proven plus Probable reserves are 450.2 million tonnes at a grade of 0.576 percent copper and 0.464 grams per tonne of gold. The reserves are based on the July 2007 resource model which has fewer tonnes at a 0.30 equivalent copper cutoff than the October 2007 resource model. PAH recommends rerunning the pit optimization and developing a new mine plan based on the most recent resource model. The cost for this effort will be approximately $100,000.

  Although not contiguous or adjoining with Barrick's Pascua-Lama project to the south, the residual and cumulative publicity and opposition to Pascua-Lama because of the water issues and the potential impact to agricultural interests will impact the El Morro project. PAH recommends a more proactive campaign to reassure residents of the local community that the end result of the project's development will be a positive addition to the economy in the region. Direct benefits may also be realized, for example, local agriculture businesses may see an increase in water supply if surplus water is made available from the project's desalination plant. The cost for a publicity campaign should be less than $100,000.

  Current work to initiate detailed design work should progress on an aggressive schedule. PAH recommends proceeding with detail design at a cost of $6.5 million. This should address:

  The use of seawater as an opportunity for significant capital and operating savings with potentially better copper and gold metallurgy. Flotation in saline and hypersaline water is not an uncommon practice. Issues such as corrosion and the potential impact on the selected dewatering option for the tailings should be investigated, firstly by characterizing any changes in tailings rheology with the use of seawater. PAH recommends additional seawater metallurgical testing during the detail design stage.

  Arsenic levels in the final concentrate. Particularly for the Tuff ore type, and to a lesser extent the SES ore type, the issue of lowering the arsenic should be addressed. This would most likely be achieved through concentrate blending since enargite is difficult to selectively depress during flotation.

  Conduct confirmatory studies on the dewatering of the flotation tailings. Since a finer concentrate re-grind size has been adopted, it would be prudent to reevalaute the dewatering properties of other ore types, including the use of seawater.

  Permit application for the full project should proceed once a decision is made to develop the project. Developing the final EIS should cost approximately $300,000.
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21.0

REFERENCES

  "Flotation Testwork on two Copper/Gold Ore Samples from El Morro Deposit," Lakefield Research Chile, June 1999.

  "Mineralogical Examination of Drill Core Samples from El Morro Deposit," Terra Mineralogical Services, July 4, 2001.

  "Mineralogical Examination of Supergene and Hypogene Rock Composites from El Morro Deposit," Terra Mineralogical Services, July 16, 2001.

  "Copper and Gold Recovery from Two El Morro Deposit Samples," Lakefield Research, Ontario Canada, August 2001.

  Technical Report, "Metallica Resources Inc. El Morro Copper-Gold Project Chile, Region II," Fred H. Lightner, Metallica Resources Inc., November 14, 2001

  "Mineralogical Examination of Metallurgical Products Based on El Morro Metallurgical Tests F18 and F22", Terra Mineralogical Services, January 30, 2002.

  Technical Report Update, "Metallica Resources Inc. El Morro Copper-Gold Project Chile Region III," Norwest Corporation, May 16, 2005.

  NI 43-101 Technical Report, "El Morro Copper Gold Project Region III, Chile NI 43-101 Technical Report La Fortuna Deposit Mineral Resource Estimate 2006," Mark A. Petersen of Metallica Resources and Raul R. Roco of Xstrata Copper, December 26, 2006.

  "Regional Geology of El Morro District, Region III Chile" by Aurum Consultores authored by Constantino Mpodozis M. and Moyra Gardeweg P., January 2007.

  "El Morro Project-Prefeasibility Study Report," Hatch Ingenieros Y Consultores Ltda for Xstrata Copper Chile S.A., January 31, 2007.

  "El Morro Project, Chile, Final Feasibility Study Report," Fluor Chile S.A. for Xstrata Copper Chile S.A. dated March 31, 2008.

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22.0

ILLUSTRATIONS

The illustrations supporting the various sections of the report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of the report.

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23.0

ADDITIONAL REQUIREMENTS FOR DEVELOPING OR PRODUCING PROPERTIES

The El Morro Project is envisioned as an open pit mine supplying material for crushing and processing in a copper flotation mill producing a copper-gold concentrate. Production is planned for 90,000 tonnes or ore per day.

23.1

Mining

A feasibility report "El Morro Project, Chile, Feasibility Study, Final Report" was developed by Fluor Peru S.A. (Fluor) and was issued on March 31, 2008. This report was based on the resource model and report developed by Xstrata Copper Chile S.A. (Xstrata) with assistance from Vulcan staff and audited by AMEC. The pit optimization and mine planning was done by NCL Ingenieria Y Construccion S.A. (NCL), a mining and geological consulting group based in Santiago, Chile.

NCL's scope of work included:

  Pit Optimization

  Mine Planning

  Waste Facility Design

  Equipment Fleet Specification

  Operating and Capital Cost Calculations

NCL developed economic parameters and applied these parameters to calculate block values for pit optimization work. The economic parameters used for NCL's valuation purposes are shown in Table 23-1 below.

Although ore types (SES, WES, HGH, LGH, and TUFF) are broken out in NCL's report there are no sample block or cutoff calculations explicitly shown by ore type. The break-even profit cutoff using $1.25 per pound copper and $500 per troy ounce gold is approximately 0.30 percent equivalent copper. This is the cutoff used for reserve reporting.

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TABLE 23-1
Metallica Resources
El Morro Project, Chile
Feasibility Study
Pit Optimization Economic Parameters

Category	Units	Average Cost
Mine	$/tonne	$0.92-$1.05
Processing Cost	$/ore tonne	$3.84-$5.08
G&A	$/ore tonne	$0.89
Transportation & Smelter Charges	$/dmt	$134.0
Refining Charge	$/lb Cu	$0.11
	$/oz Au	$22.10

NCL used the recommended slope angles from Piteau Associates (Piteau) based on geotechnical zones. The pit was divided into eleven design sectors with slope angles of 40º-49º. The geotechnical sectors are shown in Figure 23-1.

The hydrological and geotechnical information was provided by Piteau. Slope depressurization is based on 200m to 300m long horizontal drain holes with 60m horizontal spacing every 30m in elevation.

Using the economic, recovery, and geotechnical parameters, NCL performed an economic pit optimization exercise using Whittle® software to analyze economic pit shells at various revenue factors and to select an economic pit shell for development of mineable pit shapes that incorporate catch benches and access ramps. NCL selected the Whittle pit shell at a revenue price of $1.40 per pound of copper for the final pit design. NCL developed final pit designs and six phase designs based on the Whittle shells. This level of design is appropriate for a Feasibility Study. The general mine layout is shown in Figure 23-2. The final pit design is shown in Figure 23-3.

Design parameters used by NCL in developing their mineable pit designs are summarized below:

  Bench height: 15m

  Ramp and road width: 35m

  Ramp and Road Grade: 10 percent

  Minimum pushback width: 60m

23.2

Capital and Operating Costs

Following development of the mine designs and production schedule, NCL developed mine operating and capital costs. Equipment productivity and haul truck cycle times were developed to calculate annual equipment hours and fleet requirements. Typical annual production rates are a nominal 130 million tonnes of waste and 32 million tonnes of ore.

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NORTH
TOPPLING
ZONE
SOUTH
TOPPLING
ZONE
SCALE
METERS

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70563

Drawing Provided by Piteau & Associates
METALLICA RESOURCES inc.

Project Name
El Morro Project

FIGURE 23-1
GEOTECHNICAL PIT DESIGN SECTORS

Date of Issue
Apr/2008

Drawing Name
Fig.23-1.dwg

90,000 tpd
Process Plant
Ultimate Pit
ROM
Stockpile
3435
South Waste Dump
4125
4060
4005
3930
SCALE
METERS

Prepared by: pincock, allen & holt	Drawing Provided by/Prepared for: METALLICA RESOURCES inc.	FIGURE 23-2 ULTIMATE PIT and MINE LAYOUT	Date of Issue: Apr/2008
Project No. 70563	Project Name: El Morro Project		Drawing Name: Fig.23-2.dwg

4275
3435
4005
SCALE
0
100
200
400
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*METALLICA RESOURCES Inc.*	**FIGURE 23-3** **FINAL PIT DESIGN**	Apr/2008
Project No.	Project Name		Drawing Name
70563	El Morro Project		Fig.23-3.dwg

Mine operating costs inclusive of dewatering averages US$4.12 per milled ore tonne. Mine capital costs are US$142 million for pre-stripping, US$217 million for the initial mining equipment fleet, US$42 million for roads and shops, and US$191 million for replacement equipment over the 14 year mine life.

Average annual process operating costs are $5.52 per milled ore tonne including the process plant, water and concentrate pipelines, concentrate plant, desalinization plant, filtered tailings, and port facilities. General and Administrative costs are $0.91 per milled ore tonne. Table 23-2 summarizes the average annual unit costs.

TABLE 23-2
Metallica Resources
El Morro Project, Chile
Feasibility Study
Average Operating Costs

Category	Average Annual Cost	Average Cost	% of Total
	(US$ million)	(US$/milled ore tonne)	OPEX
Process Plant	177.6	5.52	52.4
Mine	132.4	4.12	39.0
G&A	29.1	0.91	8.6
Total	339.1	10.55	100.0

The operating cost breakdown is presented in Table 23-3, where consumables dominate the expenses followed by Energy.

TABLE 23-3
Metallica Resources
El Morro Project, Chile
Feasibility Study
Expenses Summary by Cost Account
Item	Units	Average	% of Total
		Annual Cost	OPEX
Consumables	$million/year	156.1	46.0
Energy	$million/year	59.8	17.6
Others	$million/year	56.8	16.8
Labor	$million/year	33.2	9.8
Contractors	$million/year	33.2	9.8
Total	$million/year	339.10	100.0

Capital costs were developed by Fluor for the project. The capital cost summary and the key economic assumptions are presented in Table 23-4. This data was compiled from the Base Case analysis undertaken by Fluor. Base case assumptions for copper, gold, and silver prices closely approximate the three-year rolling average for these metals through the end of March 2008 as determined by PAH and discussed further in Section 23.3 below.

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TABLE 23-4
Metallica Resources
El Morro Project, Chile
Feasibility Study
Base Case Key Economic Assumptions and Results

Base Case Assumptions
Daily Mill Throughput	90,000 tonnes/day
Mine Life	14
Copper Price	$2.80/pound
Gold Price	$625/troy ounce
Silver Price	$11.50/troy ounce
Metallurgical Recovery
Plant Recovery – Copper	88.5%
Plant Recovery – Gold	69.0%
Plant Recovery – Silver	54.8%
Net Payable Metal – Copper	85.5%
Net Payable Metal – Gold	65.0%
Net Payable Metal – Silver	3.5%
Life of Mine Production
Payable Copper	4,885 million pounds
Payable Gold	4.38 million troy ounces
Payable Silver	0.6 million troy ounces
Average Annual Production
Payable Copper/year	348 million pounds
Payable Gold/year	313,000 troy ounces
Payable Silver/year	43,000 troy ounces
Initial Capital Cost (in millions 4Q US 2007 $)
Mine	$401.9
Mill	$359.2
Tailings	$223.5
Concentrate Handling	$96.6
Port	$70.5
Plant and Ancillary Facilities	$683.6
Owner's Cost	$81.2
Indirect Costs	$181.3
EPCM	$183.9
Contingency	$184.0
Escalation	$54.7
Total Initial Capital	$2,520.4
Initial Working Capital	$168.9
Capital Costs (in millions 4Q US 2007 $)
Initial	$2,689.3
Sustaining Capital	$187.2
Reclamation Expenditure	$26.3
Total Capital	$2,902.8
Cash Operating Costs Per Ore Tonne (in 4Q US 2007 $)
Mining and Dewatering	$4.12
Processing	$5.52
G & A	$0.91
Transportation & Freight	$2.03
Smelting & Refining	$1.00
Royalties & Taxes	$1.47
Total Cash Operating Cost/Ore Tonne	$15.05
Cost Per Pound of Copper
Cash Operating Costs[1]	$0.76
Capital Cost (initial and sustaining)	$0.59
Total Costs[2]	$1.35

(1) Net of gold by-product credit.
(2) Net of gold credit and excluding costs incurred to date.
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23.3

Markets

Gold, silver, and copper markets are mature global markets with reputable smelters and refiners located throughout the world.

Copper is a principal metal traded on the London Metal Exchange (LME) and has total price transparency. Prices are quoted on the LME for Copper Grade A and can be found at www.lme.com. The average copper price for the first three months of 2008 was $3.54 per pound. Current prices as of April 30, 2008, are $3.92 per pound. The three-year and five-year rolling average prices through the end of March 2008 are $2.82 and $2.15 per pound, respectively. This technical report uses the approximate 3-year average price for copper of $2.80 per pound for the economic analysis.

Gold is a principal metal traded at spot price for immediate delivery. The market for gold is trading almost 24 hours per day with a location somewhere in the world that is usually open. Gold trading activity takes place in many markets including New York, London, Zurich, Sydney, Tokyo, Hong Kong, and Dubai. Daily prices are quoted on the New York spot market and can be found on www.kitco.com. The average gold price for the first three months of 2008 was $927 per troy ounce. Current prices as of April 30, 2008, are $865 per troy ounce. The three-year and five-year rolling average prices through the end of March 2008 are $624 and $516 per troy ounce, respectively. This Technical Report uses the approximate 3-year average price for gold of $625 per troy ounce for the economic analysis.

Silver trading is similar to gold. The market for silver is trading almost 24 hours per day. Daily prices are quoted on the New York spot market and can be found on www.kitcosilver.com. The average silver price for the first three months of 2008 was $17.68 per troy ounce. Current prices as of April 30, 2008, are $16.52 per troy ounce. The three-year and five-year rolling average prices through the end of March 2008 are $11.65 and $9.41 per troy ounce, respectively. This Technical Report uses the approximate 3-year average price for silver of $11.50 per troy ounce for the economic analysis.

Operations at the El Morro Project are expected to produce an annual average of 556,000 dry tonnes per year of copper concentrate, containing 361 million pounds of copper, and 331,000 ounces of gold. Annual average production of by-product silver is expected to be 532,000 ounces.

23.4

Environmental Considerations

The FS and EIA incorporate a basic Closure Plan for the facility based on Xstrata Corporate criteria and provisions with the Chilean mining laws and regulations. In essence, the plan involves:

  Dismantling of facilities

  Demolition and disposal of concrete structures and foundations

  Physical stabilization of facilities, slopes and surfaces exposed to erosion

  Geochemical stabilization

  Hydrologic stabilization – surface runoff diversion

  Surface contouring

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Total closure costs are estimated in the $40 to $50 million range prior to taking the salvage value of the assets into account. Net closure costs are estimated to be around $26.3 million. Chile does not require reclamation and closure bonding.

Based upon follow up monitoring and testing results (i.e., geochemistry, and pit water hydrology and quality), these activities and estimates may need to be adjusted to account for actual site conditions at closure.

23.5

Taxes

The principal corporate taxes levied in Chile are:

  a general income tax levied on both legal entities and individuals.

  a value-added tax (VAT) levied up to the consumer level;

23.5.1

Income Tax

Resident companies pay tax on worldwide income; non-resident companies pay tax on Chilean-source income only. Corporate income tax is imposed at 17 percent on profits. The portion of profits which is repatriated to a parent company abroad is subject to an additional 18 percent repatriation tax, which when combined with the 17 percent tax rate results in a total effective tax rate of 35 percent. For the economic model an income tax rate of 35 percent was applied.

23.5.2

Value-Added Tax (VAT)

Value-added tax (VAT) of 19 percent applies to most sales and to certain services and other transactions. Registration is compulsory for businesses. Exemptions from VAT include certain financial services, insurance, news services, technical services, consultancy and transport. Exports are exempt, and exporters may either claim a credit for input tax paid or apply for a special refund. For the economic model no VAT was applied as it is assumed that as an exporter the mine owners would be exempt.

23.6

Project Evaluation

The economic project evaluation is based on work performed by Fluor and supplied to PAH. This project evaluation work includes an economic summary, discounted cash flow analysis as well as capital, and operating cost estimates. The mine plan for this analysis is based on NCL's mine planning work.

Based on the project evaluation work performed by Fluor and recreated and reviewed by PAH, the project has an internal rate of return of 14.4 percent at a long term copper price of $2.80 per pound and a gold price of $625 per troy ounce. Based on the outcome of the Feasibility Study, detailed design work has commenced.

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The El Morro Project yields an after-tax discounted cash flow rate of return of 14.7 percent and a net present value of $1,086 million (8 percent discount rate) at a copper price of $2.80 per pound and a gold price of $625 per ounce. Total after-tax cash flow is $4.42 billion.

The total initial capital is approximately $2,520 million, plus an additional $249 million in initial working capital and $356 million of sustaining capital required over the 14 year mine life. The cash operating cost per pound of copper produced is $0.76 after by-product gold credits including production taxes. When capital costs are added, the total cash and non-cash costs (fully-loaded) are $1.35 per pound of copper.

An income statement for the base case metal prices is presented in Table 23-5. A cash flow statement is presented in Table 23-6.

23.6.1

Sensitivity Analysis

Sensitivity analyses were performed on copper price, gold price, capital cost, and operating cost. The sensitivity analyses indicate that project economics are most heavily influenced by the copper price. A 10 percent change in total copper price results in a ± $399 million change in after tax net present value at an 8 percent discount rate. The project is least affected by changes in gold price. A 10 percent change in the gold price results in approximately ± $76 million change in after tax net present value at an 8 percent discount rate.

Project economics are also sensitive to changes in operating cost, with a 10 percent change resulting in a ± $209 million change in after tax net present value at 8 percent. Project economics are less sensitive to change in capital cost, with a 10 percent change resulting in a ± $189 million change in after tax net present value at 8 percent. Results of the price sensitivity analyses are shown in Table 23-7. All the analyses were done on a 100 percent equity basis.

Reserve estimates using a copper price of $2.80 per pound and a gold price of $625 per ounce show an after tax total cash flow of $4.42 billion. Using these prices, the economic criteria for the reserve statement is met.

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TABLE 23-5
Metallica Resources
El Morro Project, Chile
Feasibility Study
Base Case Income Statement

INCOME STATEMENT
(in US$ millions)
	Year -3	Year -3	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	TOTAL
REVENUE
Copper	$0.0	$0.0	$0.0	$103.2	$1,464.8	$1,192.2	$1,117.1	$932.5	$1,052.5	$955.6	$842.4	$970.4	$632.1	$696.7	$673.9	$831.9	$1,083.8	$1,117.9	$17.7	$0.0	$13,684.9
Gold	$0.0	$0.0	$0.0	$12.8	$185.1	$177.7	$180.7	$148.7	$251.8	$226.8	$230.4	$222.7	$177.8	$128.1	$91.6	$155.8	$259.4	$285.1	$4.5	$0.0	$2,739.0
Silver	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.5	$0.9	$0.3	$1.1	$0.4	$0.0	$0.0	$1.4	$2.3	$0.0	$0.0	$6.9
Net Revenue	$0.0	$0.0	$0.0	$116.0	$1,649.9	$1,369.9	$1,297.9	$1,081.2	$1,304.3	$1,182.9	$1,073.7	$1,193.5	$811.0	$825.2	$765.5	$987.7	$1,344.6	$1,405.3	$22.3	$0.0	$16,430.8
CASH COST OF SALES
Mining	$0.0	$0.0	$0.0	$0.0	$126.4	$139.4	$145.2	$165.4	$165.1	$154.1	$168.6	$164.1	$155.0	$133.2	$139.9	$82.8	$59.3	$55.3	$0.0	$0.0	$1,853.8
Process Plant	$0.0	$0.0	$0.0	$0.0	$166.7	$167.4	$169.6	$169.6	$175.5	$175.3	$179.7	$181.5	$180.5	$180.1	$179.1	$186.1	$193.1	$182.0	$0.0	$0.0	$2,486.1
General & Administrative	$0.0	$0.0	$0.0	$0.0	$27.7	$28.8	$29.4	$29.4	$29.4	$29.5	$29.5	$29.5	$29.5	$29.5	$29.5	$29.0	$28.9	$28.4	$0.0	$0.0	$408.1
TSR	$0.0	$0.0	$0.0	$7.1	$90.3	$75.8	$72.7	$64.0	$78.7	$62.7	$60.5	$65.5	$47.8	$44.6	$46.9	$60.3	$68.0	$68.5	$1.1	$0.0	$914.4
Freight & Marketing	$0.0	$0.0	$0.0	$3.4	$40.2	$34.3	$33.3	$30.4	$38.7	$28.4	$28.9	$30.4	$23.5	$20.1	$22.5	$29.4	$29.9	$29.4	$0.5	$0.0	$423.3
Royalties	$0.0	$0.0	$0.0	$2.1	$30.4	$25.2	$23.8	$19.7	$23.7	$21.8	$19.7	$22.0	$14.8	$15.2	$13.9	$18.0	$24.9	$26.1	$0.4	$0.0	$301.9
Production Taxes	$0.0	$0.0	$0.0	$3.5	$49.2	$35.7	$31.7	$22.0	$27.0	$23.7	$17.4	$24.0	$8.9	$13.6	$11.8	$21.2	$34.4	$35.8	$0.4	$0.0	$360.3
Reclamation	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$26.3	$26.3
Subtotal Cash Costs	$0.0	$0.0	$0.0	$16.2	$530.9	$506.7	$505.7	$500.4	$538.0	$495.5	$504.3	$517.0	$460.0	$436.2	$443.7	$426.8	$438.6	$425.5	$2.3	$26.3	$6,774.2

NON-PRODUCTION COST OF SALES
Depreciation	$0.0	$0.0	$0.0	$32.8	$183.7	$184.6	$190.2	$163.7	$254.1	$236.3	$238.5	$219.8	$182.7	$131.1	$96.7	$158.2	$252.2	$299.8	$12.8	$6.0	$2,843.1
Amortized Development Costs	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Amortization of Transaction fee	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Proceeds on Equipment Sales	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	($33.4)	($33.4)
Write-down - Book Value @ Project End	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$33.4	$33.4
Subtotal Non-Production Costs	$0.0	$0.0	$0.0	$32.8	$183.7	$184.6	$190.2	$163.7	$254.1	$236.3	$238.5	$219.8	$182.7	$131.1	$96.7	$158.2	$252.2	$299.8	$12.8	$6.0	$2,843.1

Net Income Before Tax (EBIT)	$0.0	$0.0	$0.0	$67.0	$935.3	$678.6	$601.9	$417.1	$512.2	$451.0	$330.9	$456.7	$168.3	$257.8	$225.1	$402.8	$653.8	$679.9	$7.2	($32.3)	$6,813.5

Net Income After Tax	$0.0	$0.0	$0.0	$48.8	$608.0	$441.1	$391.3	$271.1	$332.9	$293.2	$215.1	$296.8	$109.4	$167.6	$146.3	$261.8	$425.0	$442.0	$4.7	($32.3)	$4,422.7

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TABLE 23-6
Metallica Resources
El Morro Project, Chile
Feasibility Study
Base Case Cash Flow Statement

CASH FLOW SUMMARY
(in US$ millions)
	Year -3	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	TOTAL
SOURCES
Revenue	$0.0	$0.0	$116.0	$1,649.9	$1,369.9	$1,297.9	$1,081.2	$1,304.3	$1,182.9	$1,073.7	$1,193.5	$811.0	$825.2	$765.5	$987.7	$1,344.6	$1,405.3	$22.3	$0.0	$0.0	$16,430.8
Costs (inc Tax & Int)	$0.0	$0.0	$67.2	$1,042.0	$928.8	$906.6	$810.1	$971.4	$889.7	$858.6	$896.6	$701.6	$657.6	$619.1	$725.9	$919.6	$963.3	$17.6	$32.3	$0.0	$12,008.1
Net Income - After Tax	$0.0	$0.0	$48.8	$608.0	$441.1	$391.3	$271.1	$332.9	$293.2	$215.1	$296.8	$109.4	$167.6	$146.3	$261.8	$425.0	$442.0	$4.7	($32.3)	($0.0)	$4,422.7

Depreciation & Amort	$0.0	$0.0	$32.8	$183.7	$184.6	$190.2	$163.7	$254.1	$236.3	$238.5	$219.8	$182.7	$131.1	$96.7	$158.2	$252.2	$299.8	$12.8	$39.5	$0.0	$2,876.5
From Eq Sale	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
FROM OPNS.	$0.0	$0.0	$81.6	$791.6	$625.7	$581.5	$434.8	$587.0	$529.5	$453.6	$516.6	$292.1	$298.7	$243.0	$420.0	$677.2	$741.8	$17.4	$7.1	($0.0)	$7,299.2

From Banks	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Repayment	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0

FROM FINANCING	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0

SOURCES	$0.0	$0.0	$81.6	$791.6	$625.7	$581.5	$434.8	$587.0	$529.5	$453.6	$516.6	$292.1	$298.7	$243.0	$420.0	$677.2	$741.8	$17.4	$7.1	($0.0)	$7,299.2

USES:
Capex	$889.5	$945.3	$685.7	$70.3	$15.3	$21.1	$13.5	$23.3	$30.6	$44.5	$52.0	$10.5	$0.1	$0.0	$22.1	$0.0	$26.3	$0.0	$26.3	$0.0	$2,876.5
Working Cap.	$0.0	$55.1	$34.0	$160.5	($33.0)	($8.4)	($26.1)	$25.8	($11.5)	($12.9)	$15.8	($44.4)	$3.2	($7.9)	$28.1	$43.7	$9.4	($143.2)	($4.0)	($84.2)	$0.0

USES	$889.5	$1,000.4	$719.7	$230.8	($17.7)	$12.8	($12.6)	$49.2	$19.1	$31.6	$67.8	($33.8)	$3.3	($7.9)	$50.2	$43.7	$35.7	($143.2)	$22.3	($84.2)	$2,876.5

NET C.F.	($889.5)	($1,000.4)	($638.1)	$560.8	$643.4	$568.7	$447.4	$537.8	$510.4	$422.0	$448.8	$325.9	$295.4	$250.9	$369.8	$633.5	$706.1	$160.6	($15.2)	$84.2	$4,422.7

CUMULATIVE C.F.	($889.5)	($1,889.9)	($2,528.0)	($1,967.1)	($1,323.7)	($755.0)	($307.6)	$230.2	$740.5	$1,162.5	$1,611.4	$1,937.3	$2,232.7	$2,483.6	$2,853.4	$3,486.9	$4,193.0	$4,353.6	$4,338.5	$4,422.7

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TABLE 23-7
Metallica Resources
El Morro Project, Chile
Feasibility Study
Economic Evaluation – Base Case and Price Sensitivity (Metal prices move together)

			Base
			Case
Copper Price ($/pound)	$1.70	$2.25	$2.80	$3.35	$3.90

Gold Price ($/ounce)	$375	$500	$625	$750	$875

Silver Price ($/troy oz)	$6.00	$8.75	$11.50	$14.25	$17.00

Project Economics – Pre Tax ($ millions)
Cash Flow	770	3,799	6,813	9,828	12,842
NPV @ 8%	(622)	831	2,278	3,725	5,172
NPV @ 10%	(778)	460	1,693	2,926	4,159
IRR	3.3%	13.4%	21.4%	28.2%	34.3%

Project Economics – After Tax ($ millions)
Cash Flow	520	2,464	4,423	6,382	8,341
NPV @ 8%	(793)	151	1,086	2,022	2,957
NPV @ 10%	(935)	(130)	666	1,462	2,259
IRR	2.1%	9.0%	14.7%	19.6%	24.1%

Cash Operating Cost ($ per lb Copper)[1]	$0.93	$0.84	$0.76	$0.68	$0.60
Payback (years)	13.2	6.5	4.7	3.4	2.7

(1) Net of gold by-product credit and includes production taxes.

23.6.2

Assumptions

The following is a summary of major assumptions for the economic analysis:

  The evaluation assumes 100 percent equity with no debt financing for a 100 percent interest in the project. The value of either partner (Xstrata 70%, Metallica 30%) has not been considered separately.

  The analysis was done in constant 4th Quarter 2007 US dollars with no escalation of operating costs, capital costs, or revenue.

  Pre-operating, preproduction, and development costs (prior to Year 1) are capitalized until the operation is determined to be substantially complete and ready for operation. These costs are then depreciated using a unit of production method over the mine life.

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  Working capital for the project consists of initial supply inventory, spare parts, and accounts receivable less accounts payable. Accounts receivable are calculated for monthly revenue based on a 45 day collection period. Accounts payable for cash operating costs are based on a 30 day payment cycle.

  Income from salvage at the end of the project life is assumed to be zero.

  Silver is included in the mine geologic model and in the economic model. It is expected there will be silver values in the copper concentrate. Payable silver is very low until the last two years due to a 30 gram per tonne concentrate deduction.

  Production rate is based on a 90,000 tonnes per day process plant over a 14 year mine life.

  Copper recovery is a calculation based on ore type classifications. Gold recovery is similarly calculated with copper recovery a factor in the formula. PAH used the recoveries developed by Fluor in the Feasibility Study.

  Copper concentrate treatment charges are assumed to be US$70 per tonne. Copper refining charges are assumed to be US$0.07 per pound. Ocean freight charges are assumed to be US$42 per wet tonne to European markets.

  Income taxes are assumed to be 35 percent of net income, assuming repatriation of funds outside of Chile. No other taxes have been addressed.

PAH is unaware of any other information of material importance to the El Morro project.

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